       [GRAPHIC APPEARS HERE]  Lois L. McGuire - Director
                               Life & Annuity, SEC Compliance
                               One American Row Hartford, CT 06102-5056
                               (860) 403-5878 Fax: (860) 403-5296
                               Toll Free: 1-800-349-9267
                               Email: Lois.McGuire@phoenixwm.com

October 7, 2008

Mr. Michael Kosoff
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4644

     Re: PHL Variable Insurance Company
         PHL Variable Accumulation Account II
         Post-Effective Amendment No. 1 on Form N-4, Filed on July 23, 2008 File Nos. 811-22146 and 333-147565

Dear Mr. Kosoff:

Below please find our responses to the Staff's comments provided by telephone on September 8, 2008 regarding the referenced filing. Please note that we have included a marked prospectus in this response and will include the changes in our pre-effective amendment.

   Highlights, p. 7

   1. a) PLEASE CONFIRM THAT THE FOLLOWING SENTENCE IS CORRECT: "YOU SHOULD NOTE THAT THE GUARANTEED DEATH BENEFIT AMOUNT MAY BE REDUCED BY AN AMOUNT GREATER THAN THE SUM OF ALL ADJUSTED PARTIAL WITHDRAWALS TAKEN AT A TIME WHEN THE DEATH BENEFIT AMOUNT IS GREATER THAN YOUR CONTRACT VALUE." (I.E., DO YOU INTEND TO REFER TO "ADJUSTED PARTIAL WITHDRAWALS" OR SIMPLY "PARTIAL WITHDRAWALS?"
   Response: We intend to refer to "partial withdrawals" and have revised the language of the prospectus section entitled "Highlights" (p. 7) accordingly.

   1. b) PLEASE INCLUDE A BRIEF STATEMENT THAT THE BENEFIT ENDS WHEN THE OLDEST OWNER REACHES AGE 90.
   Response: We have added the following disclosure to the prospectus section entitled "Highlights" (p. 7): "If death occurs on or after the Contract Anniversary immediately following your attaining age 90 (for Joint Owners, the age of the oldest Owner or Annuitant, if applicable, controls), the Guaranteed Minimum Death Benefit rider provides no additional death benefit other than what is provided under the base contract."

   Total Investment Portfolio Operating Expenses, p. 11
   2. PLEASE CONFIRM THAT THE CHARGES LISTED, PARTICULARLY THE MAXIMUM

   CHARGES, ARE ACCURATE.

   Response: All charges listed in the Total Investment Portfolio Operating Expenses table (p. 11), including the maximum charges, are accurate.

   Expense Examples, p. 12
    3.a) PLEASE EXPLAIN SUPPLEMENTALLY WHY THE CONTRACT WOULD BE CHEAPER IF ONE
         OWNED THE GMDB AND GMWB THAN IF ONE DIDN'T OWN THESE OPTIONAL RIDERS IN YEARS FIVE AND TEN.

   Response: The expense examples properly illustrate that for years five and ten, the contract is "cheaper" if one owns the GMDB and the GMWB than if one does not own these optional riders because the examples are based upon maximum total Investment Portfolio operating expenses of approximately 39%. This expense "sport" deteriorates the initial investment so quickly that more fees are collected despite charging less because fees are collected over a longer period of time.

    3.b) PLEASE CLARIFY WHETHER THE $20.00 SUBSCRIPTION FEE IS REFLECTED IN THE
         EXAMPLES AS $240 ANNUALLY OR IS REFLECTED AS SOME LESSER AMOUNT.

   Response: With regard to the Expense Examples, the $20.00 subscription fee is converted to an asset based charge based on an estimated contract size of $150,000. This causes the contract charge to be reflected as $240 annually in the examples provided. We have added clarifying disclosure to the prospectus section entitled "Examples of Fees and Expenses" (p. 12).

   Suspension of Transfers and Payments, p. 23

    4) PLEASE EXPLAIN SUPPLEMENTALLY YOUR LEGAL BASIS UNDER SECTION 22(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR SUSPENDING REDEMPTION.

   Response: We have revised the subject disclosure by deleting the second paragraph of "Suspension of Transfers and Payments" (p. 23) so that the remaining language more closely parallels the exceptions established by
   Section 22(e).

   Asset Allocation and Other Strategic Programs, p. 20

    5) IF THE INSURER REQUIRES A MODEL WITH A RIDER, APPROVES A MODEL, DEDUCTS THE COST OF THE MODEL FROM THE CONTRACT, AND IS AFFILIATED WITH THE ADVISOR, THEN PLEASE INCLUDE THE COST IN THE FEE TABLE. ALSO, PLEASE CLARIFY THE AFFILIATION, IF ANY, BETWEEN THE INSURER AND THE ADVISOR.

   Response: There is no affiliation between the Insurer and the Advisor.

   Optional Guaranteed Minimum Death Benefit, p. 26

    6.a) WHERE THE DISCLOSURE FIRST INTRODUCES THE GMDB BASE, PLEASE INCLUDE A
         BRIEF DESCRIPTION OF THE GMDB BASE INCLUDING HOW IT IS AFFECTED BY VARIOUS FACTORS SUCH AS SUBSEQUENT PREMIUM PAYMENTS AND PARTIAL WITHDRAWALS.

   Response: We have added a description of the GMDB Base, including how it is affected by various factors such as subsequent premium payments and partial withdrawals, to the prospectus section entitled "Optional Guaranteed Minimum Death Benefit Amount During the Accumulation Period" (p. 26).

    6.b) PLEASE INCLUDE A BRIEF DESCRIPTION OF THE BENEFIT PROVIDED TO THE
         CONTRACT HOLDER WHEN PURCHASING THE OPTIONAL GMDB (E.G., "THE OPTIONAL GMDB PROVIDES THE CONTRACT HOLDER WITH THE STANDARD DEATH BENEFIT WITH ADDED PROTECTION IN THE EVENT OF POOR INVESTMENT PERFORMANCE.")

   Response: We have added a brief description of the benefit provided to the contract holder when purchasing the optional GMDB to the prospectus section entitled "Optional Guaranteed Minimum Death Benefit Amount During the Accumulation Period" (p. 26).

    6.c) PLEASE INCLUDE LANGUAGE TO THE EFFECT THAT IF CONTRACT VALUE IS
         GREATER THAN THE GMDB BASE WHEN A PARTIAL SURRENDER OCCURS, THE GMDB BASE WILL BE REDUCED ON A DOLLAR FOR DOLLAR BASIS.

   Response: If the Contract Value is greater than the GMDB Base when a partial surrender occurs, the GMDB Base is not reduced on a dollar for dollar basis, it is reduced on a percentage basis just as is the case with the converse situation described in the prospectus. The disclosure in the prospectus is intended to emphasize that when the Benefit Base is greater than the Contract Value, the reduction is greater than the amount of the withdrawal itself. We have added disclosure to explain that when the Contract Value is greater than the Benefit Base, the reduction is still a percentage, resulting in a reduction less than the withdrawal amount. We have included an example to illustrate this point (p. 27).

   Allocation of Purchase Payments, p. 16

    7) WITH REGARD TO THOSE FUNDS LISTED AS "EARLY CUT-OFF" FUNDS, REVISE THE DISCLOSURE TO DESCRIBE MORE CLEARLY THAT THERE IS A PRINCIPAL MEANS OF MAKING TRADES UP TO 4:00.
   Response: We respectfully decline to revise the disclosure. We note that we provided precedent for "early cut-off" funds (SEC Interpretive Letter 132-3) during the filing of the initial registration statement which was declared effective April 7, 2008. In addition, it is our understanding that the issue of "early cut-off" funds has been has been vetted with the Staff at the most senior level, including review by Susan Nash, Associate Director, Division of Investment Management. Finally, we note that as recently as August 22, 2008, a post-effective amendment to a variable annuity registration statement that offers "early cut-off" Rydex funds was permitted to go effective (Post-Effective Amendment No. 8, File Nos. 333-124048 and 811-07501, August 22, 2008). That filing contains language very nearly identical to that of the instant filing, explicitly providing for early cut-off times for these specific funds and neither offering nor describing a principal means of trading up to 4:00.

    8) PROVIDE TANDY REPRESENTATION

   Response: The Commission Staff has requested that the Company acknowledge and agree, and the Company does acknowledge and agree that:
    a. Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    b. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    c. The Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As noted above, we will make these changes by pre-effective amendment and at that time will include all necessary exhibits, financial statements, consents and signatures.

Please feel free to contact me with any questions.

Sincerely,

Lois L. McGuire

                         Phoenix Portfolio Advisor/SM/
                          Individual Variable Annuity
  Issued by: PHL Variable Accumulation Account II and PHL Variable Insurance
                                    Company

 PROSPECTUS                                                  [        ], 2008
  This prospectus describes the Phoenix Portfolio Advisor/SM/ Individual Variable Annuity Contract (Contract) offered by PHL Variable Insurance Company (We, Us, Our). This Contract provides for the accumulation of Contract Values on a variable basis and subsequent Annuity Payments on a fixed basis, a variable basis or a combination of both. The Contract charges no insurance fees other than the $20 per month Subscription Fee imposed during the Accumulation Period and Annuity Period, a fee for the Guaranteed Minimum Withdrawal Benefit
(GMWB), if elected for your contract, and a fee for the Guaranteed Minimum Death Benefit (GMDB), if elected for your contract. You also pay any applicable Transaction Fees (described below), as well as the fees of the Investment Portfolios you select and any Investment Advisor you retain. Under the terms of the Contract, you may not enter the Annuity Period until two (2) years from the date you purchase the Contract. This time period may vary by state.
  Before purchasing the Contract in most states, you must consent to Our delivering electronically all documents and reports relating to your Contract and the Investment Portfolios. You provide your consent by signing the contract application. The application contains a statement indicating that you agree to access all information relating to your contract electronically. Paper versions of these documents will not be sent unless you elect to receive paper documents after purchasing the Contract, or otherwise request a specific document. Of course, you can print out any document We make available or transmit to you, and We encourage you to do so. You may revoke your consent at any time.
  The Contract has a variety of investment options that are Sub-accounts of PHL Variable Accumulation Account II. These Sub-accounts invest in the Investment Portfolios listed below. You can put your money in any of the Sub-accounts. We may impose a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios.

 AIM Variable Insurance Funds - Class I Financial Investors Variable
 .  AIM V.I. Dynamics Fund              Insurance Trust - Class II
 .  AIM V.I. Financial Services Fund    .  Ibbotson Balanced ETF Asset
 .  AIM V.I. Global Real Estate Fund       Allocation Portfolio
 .  AIM V.I. High Yield Fund            .  Ibbotson Growth ETF Asset
 .  AIM V.I. International Growth Fund     Allocation Portfolio
 .  AIM V.I. Mid Cap Core Equity Fund   .  Ibbotson Conservative ETF Asset
 .  AIM V.I. Technology Fund               Allocation Portfolio
 .  AIM V.I. Utilities Fund             .  Ibbotson Income and Growth ETF
 AllianceBernstein(R) Variable             Asset Allocation Portfolio
 Products Series (VPS) Fund, Inc. -     Franklin Templeton Variable Insurance
 Class B                                Products Trust - Class 2
 .  AllianceBernstein VPS               .  Franklin Global Communications
    International Growth Portfolio         Securities Fund
 .  AllianceBernstein VPS               .  Franklin High Income Securities
    International Value Portfolio          Fund
 .  AllianceBernstein VPS U.S.          .  Franklin Income Securities Fund
    Government High Grade Securities    .  Franklin Mutual Discovery
    Portfolio                              Securities Fund
 Dreyfus Investment Portfolios -        .  Franklin Small Cap Value
 Service Shares                            Securities Fund
 .  Dreyfus IP MidCap Stock Portfolio   .  Franklin Small-Mid Cap Growth
 .  Dreyfus IP Small Cap Stock Index       Securities Fund
    Portfolio                           .  Franklin Strategic Income
 Dreyfus - Service Shares                  Securities Fund
 .  Dreyfus Stock Index Fund            .  Franklin U.S. Government Fund
 Dreyfus Variable Investment Fund -     .  Templeton Global Income Securities
 Service Shares                            Fund
 .  Dreyfus VIF International Equity    Janus Aspen Series - Service Shares
    Portfolio                           .  Janus Aspen Balanced Portfolio
 .  Dreyfus VIF International Value     .  Janus Aspen Flexible Bond Portfolio
    Portfolio                           .  Janus Aspen Fundamental Equity
 Fidelity(R) Variable Insurance            Portfolio
 Products - Service Class 2             .  Janus Aspen Global Technology
 .  Fidelity VIP Balanced Portfolio        Portfolio
 .  Fidelity VIP Contrafund(R)          .  Janus Aspen Growth and Income
    Portfolio                              Portfolio
 .  Fidelity VIP Disciplined Small Cap  .  Janus Aspen International Growth
    Portfolio                              Portfolio
 .  Fidelity VIP Dynamic Capital        .  Janus Aspen Mid Cap Growth
    Appreciation Portfolio                 Portfolio
 .  Fidelity VIP Equity-Income          Lazard Retirement Series - Service
    Portfolio                           Shares
 .  Fidelity VIP Growth & Income        .  Lazard Retirement Emerging Markets
    Portfolio                              Portfolio
 .  Fidelity VIP Growth Opportunities   Northern Lights Variable Trust
    Portfolio                           .  JNF Balanced Portfolio
 .  Fidelity VIP Growth Portfolio       .  JNF Equity Portfolio
 .  Fidelity VIP High Income Portfolio  .  JNF Money Market Portfolio
 .  Fidelity VIP International Capital  .  JNF Loomis Sayles Bond Portfolio*
    Appreciation Portfolio              Oppenheimer Variable Account Funds -
 .  Fidelity VIP Investment Grade Bond  Service Shares
    Portfolio                           .  Oppenheimer Balanced Fund/VA
 .  Fidelity VIP Mid Cap Portfolio      .  Oppenheimer Core Bond Fund/VA
 .  Fidelity VIP Overseas Portfolio     .  Oppenheimer Global Securities
 .  Fidelity VIP Real Estate Portfolio     Fund/VA
 .  Fidelity VIP Strategic Income       .  Oppenheimer International Growth
    Portfolio                              Fund/VA
 .  Fidelity VIP Value Leaders          .  Oppenheimer Main Street Fund(R)/VA
    Portfolio                           .  Oppenheimer Value Fund/VA
 .  Fidelity VIP Value Strategies       The Phoenix Edge Series Fund
    Portfolio                           .  Phoenix Capital Growth Series
 .  Fidelity VIP Value Portfolio        .  Phoenix Growth and Income Series
 -----------------------------------------------------------------------------

  The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

 .  Phoenix Mid-Cap Growth Series       .  Rydex VT Inverse Russell 2000(R)
 .  Phoenix-Aberdeen International         Strategy Fund
    Series                              .  Rydex VT Inverse S&P 500 Strategy
 .  Phoenix-Alger Small-Cap Growth         Fund
    Series                              .  Rydex VT Japan 1.25x Strategy Fund
 .  Phoenix-Duff & Phelps Real Estate   .  Rydex VT Large-Cap Growth Fund
    Securities Series                   .  Rydex VT Large-Cap Value Fund
 PIMCO Variable Insurance Trust -       .  Rydex VT Leisure Fund
 Administrative Class                   .  Rydex VT Mid-Cap 1.5x Strategy Fund
 .  PIMCO VIT All Asset Portfolio       .  Rydex VT Mid-Cap Growth Fund
 .  PIMCO VIT Foreign Bond Portfolio    .  Rydex VT Mid-Cap Value Fund
    (U.S. Dollar-Hedged)                .  Rydex VT Multi-Cap Core Equity Fund
 .  PIMCO VIT Long Term U.S.            .  Rydex VT Nova Fund
    Government Portfolio                .  Rydex VT OTC 2x Strategy Fund
 .  PIMCO VIT RealEstateRealReturn      .  Rydex VT NASDAQ - 100(R) Strategy
    Strategy Portfolio                     Fund
 .  PIMCO VIT Short-Term Portfolio      .  Rydex VT Precious Metals Fund
 PIMCO Variable Insurance Trust -       .  Rydex VT Real Estate Fund
 Advisor Class                          .  Rydex VT Retailing Fund
 .  PIMCO VIT CommodityRealReturn(TM)   .  Rydex VT Russell 2000(R) 1.5x
    Strategy Portfolio                     Strategy Fund
 .  PIMCO VIT Emerging Markets Bond     .  Rydex VT Russell 2000(R) 2x
    Portfolio                              Strategy Fund
 .  PIMCO VIT Global Bond Portfolio     .  Rydex VT S&P 500 2x Strategy Fund
    (Unhedged)                          .  Rydex VT Sector Rotation Fund
 .  PIMCO VIT High Yield Portfolio      .  Rydex VT Small-Cap Growth Fund
 .  PIMCO VIT Low Duration Portfolio    .  Rydex VT Small-Cap Value Fund
 .  PIMCO VIT Real Return Portfolio     .  Rydex VT Strengthening Dollar 2x
 .  PIMCO VIT Total Return Portfolio       Strategy Fund
 Pioneer Variable Contracts Trust -     .  Rydex VT Technology Fund
 Class I Shares                         .  Rydex VT Telecommunications Fund
 .  Pioneer Growth Opportunities VCT    .  Rydex VT Transportation Fund
    Portfolio                           .  Rydex VT Utilities Fund
 Pioneer Variable Contracts Trust -     .  Rydex VT Weakening Dollar 2x
 Class II Shares                           Strategy Fund
 .  Pioneer Cullen Value VCT Portfolio  T. Rowe Price Equity Series, Inc. -
 .  Pioneer Emerging Markets VCT        II Class
    Portfolio                           .  T. Rowe Price Blue Chip Growth
 .  Pioneer Equity Income VCT Portfolio    Portfolio - II
 .  Pioneer Fund VCT Portfolio          .  T. Rowe Price Equity Income
 .  Pioneer Global High Yield VCT          Portfolio - II
    Portfolio                           .  T. Rowe Price Limited-Term Bond
 .  Pioneer High Yield VCT Portfolio       Portfolio - II
 .  Pioneer International Value VCT     .  T. Rowe Price Health Sciences
    Portfolio                              Portfolio - II
 .  Pioneer Mid Cap Value VCT Portfolio Third Avenue Variable Series Trust
 .  Pioneer Strategic Income VCT        .  Third Avenue Value Portfolio
    Portfolio                           Van Eck Worldwide Insurance Trust -
 Royce Capital Fund - Investment Class  Initial Class
 Shares                                 .  Van Eck Worldwide Absolute Return
 .  Royce Micro-Cap Portfolio              Fund
 .  Royce Small-Cap Portfolio           .  Van Eck Worldwide Bond Fund
 Rydex Variable Trust                   .  Van Eck Worldwide Emerging Markets
 .  Rydex VT Absolute Return               Fund
    Strategies Fund                     .  Van Eck Worldwide Real Estate Fund
 .  Rydex VT Amerigo Fund               Van Eck Worldwide Insurance Trust -
 .  Rydex VT Banking Fund               Class S
 .  Rydex VT Basic Materials Fund       .  Van Eck Worldwide Hard Assets Fund
 .  Rydex VT Berolina Fund              Vanguard
 .  Rydex VT Biotechnology Fund         .  Vanguard Balanced Portfolio
 .  Rydex VT Clermont Fund              .  Vanguard Capital Growth Portfolio
 .  Rydex VT Commodities Strategy Fund  .  Vanguard Diversified Value
 .  Rydex VT Consumer Products Fund        Portfolio
 .  Rydex VT Dow 2x Strategy Fund       .  Vanguard Equity Index Portfolio
 .  Rydex VT Electronics Fund           .  Vanguard International Portfolio
 .  Rydex VT Energy Fund                .  Vanguard Short-Term Investment
 .  Rydex VT Energy Services Fund          Grade Portfolio
 .  Rydex VT Europe 1.25x Strategy Fund .  Vanguard Small Company Growth
 .  Rydex VT Financial Services Fund       Portfolio
 .  Rydex VT Government Long Bond 1.2x  .  Vanguard Total Bond Market Index
    Strategy Fund                          Portfolio
 .  Rydex VT Health Care Fund           .  Vanguard Total Stock Market Index
 .  Rydex VT Hedged Equity Fund            Portfolio
 .  Rydex VT Internet Fund              Wanger Advisors Trust
 .  Rydex VT Inverse Dow 2x Strategy    .  Wanger International Select
    Fund                                .  Wanger International Small Cap
 .  Rydex VT Inverse Government Long    .  Wanger Select
    Bond Strategy Fund                  .  Wanger U.S. Smaller Companies
 .  Rydex VT Inverse Mid-Cap Strategy
    Fund
 .  Rydex VT Inverse NASDAQ - 100(R)
    Strategy Fund
  These Investment Portfolios may not be available in all states. You can view at Our Website the current prospectus of each Investment Portfolio, which includes information about each Investment Portfolio's management fees and other expenses you will bear indirectly.

  Money you put in a Sub-account is invested exclusively in a single Investment Portfolio. Your investments in the Investment Portfolios are not guaranteed. You could lose your money.
  Please read this prospectus before investing. You should keep it for future reference. It contains important information about the Contract.
  To learn more about the Contract, you can obtain a copy of Our Statement of
Additional Information (SAI) dated       , 2008. The SAI has been filed with
the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC has a Web site (http:/www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The SAI's Table of Contents is at the end of this prospectus.
  For a free copy of the SAI, call Us at (866) 226-0170 or write Us at:

Address for correspondence sent via U.S. Mail:  Address for correspondence sent via courier or
Phoenix Portfolio Advisor/SM/ Service Center    overnight mail:
P.O. Box 36740,                                 Phoenix Portfolio Advisor/SM/ Service Center
Louisville, Kentucky 40233;                     9920 Corporate Campus Drive, Suite 1000
                                                Louisville, KY 40223.

The Contracts:
  .  are not bank deposits
  .  are not federally insured
  .  are not endorsed by any bank or government agency
  .  are not guaranteed and may be subject to loss of principal
  Purchasing the contract as part of a tax qualified plan does not provide any tax benefit in addition to that resulting from a properly qualified plan.

                               TABLE OF CONTENTS

                                                     Page
----------------------------------------------------   --

Definitions of Special Terms........................    5
Highlights..........................................    7
Fee Tables..........................................    9
 Guaranteed Minimum Death Benefit Fee...............   10
 Guaranteed Minimum Withdrawal Benefit Fee..........   11
 Examples of Fees and Expenses......................   12
The Company, the Separate Account and the General
  Account...........................................   13
 The Phoenix Portfolio Advisor/SM/ Annuity Contract.   13
 Right to Cancel or "Free Look Period"..............   13
 Assignment.........................................   14
 Electronic Administration of Your Contract.........   14
 Confirmations and Statements.......................   14
Purchase............................................   15
 Purchase Payments..................................   15
 Allocation of Purchase Payments....................   16
Investment Options..................................   16
 Investment Portfolios..............................   16
Transfers...........................................   18
 Excessive Trading Limits...........................   18
 Dollar Cost Averaging Program......................   20
 Rebalancing Program................................   20
 Asset Allocation Programs..........................   20
Expenses............................................   21
 Subscription Fee...................................   21
 Guaranteed Minimum Death Benefit Fee...............   21
 Guaranteed Minimum Withdrawal Benefit Fee..........   21
 Transaction Fee....................................   21
 Investment Portfolio Expenses......................   22
 Transfer Fee.......................................   22
 Premium Taxes......................................   22
 Income Taxes.......................................   22
 Contract Value.....................................   22
 Accumulation Units.................................   22
 Access to Your Money...............................   23
 Systematic Withdrawal Program......................   23
 Suspension of Payments or Transfers................   23

                                                       Page

Guaranteed Minimum Withdrawal Benefit (GMWB)..........   23
 Asset Allocation Program Requirement.................   24
 How the Benefit Works................................   24
 Important Terms and Conditions.......................   24
 Contract Value Decreases to Zero.....................   25
 Cancellation.........................................   26
 Termination of Benefit...............................   26
Death Benefit.........................................   26
 Upon Your Death During the Accumulation Period.......   26
 Standard Death Benefit Amount During the
   Accumulation Period................................   26
 Optional Guaranteed Minimum Death Benefit Amount
   During the Accumulation Period.....................   26
 Payment of the Death Benefit During the Accumulation
   Period.............................................   27
 Death of Contract Owner During the Annuity Period....   27
 Death of Annuitant...................................   28
Annuity Payments (The Annuity Period).................   28
 Annuity Payment Amount...............................   28
 Annuity Options......................................   29
Federal Income Taxes..................................   29
 Introduction.........................................   29
 Income Tax Status....................................   29
 Taxation of Annuities in General--Nonqualified
   Plans..............................................   29
 Additional Considerations............................   30
 Owner Control........................................   31
 Diversification Standards............................   32
 Taxation of Annuities in General--Qualified Plans....   32
 Spousal Definition...................................   36
Other Information.....................................   36
 Legal Proceedings....................................   36
 Distributor..........................................   37
 Financial Statements.................................   37
 Experts..............................................   37
Table of Contents of the Statement of Additional
  Information.........................................   38
Appendix A--More Information About the Investment
  Portfolios..........................................  A-1
Appendix B--Deductions for Taxes--Qualified and
  Nonqualified Annuity Contracts......................  B-1
Appendix C--Guaranteed Minimum Withdrawal Benefit
  Examples............................................  C-1

Definitions of Special Terms
--------------------------------------------------------------------------------

Because of the complex nature of the Contract, We have used certain words or terms in this prospectus, which may need additional explanation. We have identified the following as some of these words or terms.

Accumulation Period: The period during which you invest money in your Contract.

Accumulation Unit: A measurement We use to calculate the value of the variable portion of your Contract during the Accumulation Period.

Adjusted Partial Withdrawal: An amount equal to the amount of the partial withdrawal and any applicable premium taxes withheld; multiplied by the death benefit immediately prior to the partial withdrawal; and divided by the Contract Value immediately prior to the withdrawal.

Annuitant(s): The natural person(s) on whose life (lives) We base Annuity Payments. On or after the Annuity Date, the Annuitant shall also include any joint Annuitant. In the event of joint Annuitants, the lives of both Annuitants are used to determine Annuity Payments.

Annuity Date: The date on which Annuity Payments are to begin, as selected by you, or as required by the Contract or by state or federal law.

Annuity Options: Income plans which can be elected to provide periodic Annuity Payments beginning on the Annuity Date.

Annuity Payments: Periodic income payments provided under the terms of one of the Annuity Options.

Annuity Period: The period during which We make income payments to you.

Annuity Unit: A measurement We use to calculate the amount of Annuity Payments you receive from the variable portion of your Contract during the Annuity Period.

Beneficiary: The person designated to receive any benefits under the Contract if you or the Annuitant dies.

Business Day: Generally, any day on which the New York Stock Exchange ("NYSE") is open for trading. Our Business Day ends at 4:00 PM Eastern Time or the closing of regular trading on the NYSE, if earlier. Some of the Investment Options may impose earlier deadlines for trading. These deadlines are described in further detail under the heading "Purchase - Allocation of Purchase Payments".

Company: PHL Variable Insurance Company, also referred to as PHL Variable, We, Us, Our and Company.

Contract: The Phoenix Portfolio Advisor/SM/ individual variable annuity contract, which provides variable investment options offered by the Company.

Contract Anniversary: The anniversary of the Business Day you purchased the Contract.

Contract Date: The date that the initial premium payment is invested under a contract.

Contract Value: Your Contract Value is the sum of amounts held under your Contract in the various Sub-accounts of the Separate Account.

Death Benefit Amount: The Death Benefit Amount is the amount payable to the Beneficiary upon the death of the Owner or for a Contract owned by a non-natural person the death of the Annuitant.

Free Look Period: The Free Look Period is the period of time within which you may cancel your Contract. This period of time is generally 10 days from receipt, but certain states require a longer period.

Guaranteed Minimum Death Benefit ("GMDB"): An optional benefit you may select for an additional fee that guarantees a minimum amount your beneficiary will receive upon your death, regardless of investment performance.

Guaranteed Minimum Death Benefit ("GMDB") Base: The total of all Purchase Payments, less the sum of all Adjusted Partial Withdrawals and any premium taxes, as applicable. An Adjusted Partial Withdrawal is calculated each time a withdrawal is taken.

Guaranteed Minimum Death Benefit ("GMDB") Fee: The fee deducted by Us from the Contract Value on each Contract Anniversary date if you select the GMDB optional benefit.

Guaranteed Minimum Withdrawal Benefit ("GMWB"): An optional benefit you may select for an additional fee that guarantees a minimum amount that you will be able to withdraw from your contract, regardless of investment performance.

Guaranteed Minimum Withdrawal Benefit ("GMWB") Fee: The fee deducted by Us from the Contract Value on each Contract Anniversary date if you select the GMWB optional benefit.

Insurance Charges: The Insurance Charges compensate Us for assuming certain insurance risks. The only Insurance Charges under the Contract are the Subscription Fee, the Guaranteed Minimum Death Benefit fee (if selected) and the Guaranteed Minimum Withdrawal Benefit fee (if selected).

Investment Advisor: A registered investment adviser, an investment adviser who is exempt from registration with the Securities and Exchange Commission or other adviser selected by you to provide asset allocation and investment advisory services.

Investment Allocations Of Record: The Investment Allocations of Record specify what percentage of each Purchase Payment is directed to the Sub-accounts you select. You initially establish your initial Investment Allocations of Record at the time you apply for the Contract. The Investment Allocations of Record can be changed by notifying Us in accordance with Our procedures. Any change in Investment Allocations of Record will apply to Purchase Payments received after the change of Investment Allocations of Record is processed.

Investment Portfolios: The variable investment options available under the Contract. Each Sub-account has its own investment objective and is invested in the underlying Investment Portfolio.

Joint Owner: The individual who co-owns the Contract with another person.

Net Contract Value: An amount equal to the Contract Value reduced by any applicable Transaction Fees, premium taxes and the applicable portion of the Subscription Fee.

Non-qualified (contract): A Contract purchased with after-tax dollars. These Contracts are not issued in conjunction with a pension plan, specially sponsored program or individual retirement account ("IRA").

Owner: You, the purchaser of the Contract are the Owner.

Purchase Payment: The money you give Us to buy the Contract, as well as any additional money you give Us to invest in the Contract after you own it.

Qualified (Contract): A Contract purchased with pretax dollars. These Contracts are generally purchased under a pension plan, specially sponsored program or IRA.

Registered Representative: A person, appointed by Us, who is licensed by the Financial Industry Regulatory Authority ("FINRA") to sell variable products and is sponsored by a FINRA member broker/dealer that is party to a selling group agreement with the Company.

Rider Date: The date the Guaranteed Minimum Withdrawal Benefit rider to the Contract takes effect. It is the date shown on the Rider Specifications page of the Contract.

Secure Online Account: Your Secure Online Account is a password protected electronic account through which you can access personal documents relating to your Contract, such as transaction confirmations, periodic account statements and other personal correspondence. You create your Secure Online Account by going to the Website after you purchase the Contract and We maintain it for you on the Website thereafter.

Separate Account: PHL Variable Accumulation Account II of PHL Variable Insurance Company, which invests in the Investment Portfolios.

Sub-Account: A segment within the Separate Account which invests in a single Investment Portfolio.

Subscription Fee: $20 per month fee charged by Us to issue and administer the Contract.

Tax Deferral: Benefit provided by an annuity under which earnings and appreciation on the Purchase Payments in your Contract are not taxed until you take them out of the Contract either in the form of a withdrawal, income payments or the payment of a death benefit.

Transaction Fee: Fee imposed by the Company for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. See "Expenses - Transaction Fee" for further details, including a list of the Investment Portfolios that impose a Transaction Fee.

Website: www.portfolioadvisorva.com, which is the website for Phoenix Portfolio Advisor/SM/. You may obtain information about your Contract and request certain transactions through the Website.

Highlights
--------------------------------------------------------------------------------


  The variable annuity Contract that We are offering is a Contract between you (the Owner) and Us (the insurance company). The Contract provides a way for you to invest on a tax-deferred basis in the Sub-accounts of PHL Variable Accumulation Account II (Separate Account). The Contract is intended to be used to accumulate money for retirement or other long-term tax-deferred investment purposes. You should note that the Contract does not provide any additional tax deferral benefit when purchased as part of an IRA or other tax-qualified plan.

  The Contract charges no insurance fees other than the Subscription Fee imposed during the Accumulation Period and Annuity Period, a fee if you select the optional Guaranteed Minimum Death Benefit ("GMDB") and a fee if you select the optional Guaranteed Minimum Withdrawal Benefit ("GMWB"). You do pay any applicable Transaction Fees, as well as the fees of the Investment Portfolios you select and any Investment Advisor you retain.


  The Contract includes a death benefit that is described in detail under the heading "Death Benefit." In addition, the Contract offers an optional GMDB. This benefit guarantees a minimum Death Benefit Amount. You should note that the guaranteed Death Benefit Amount may be reduced by an amount greater than the sum of all partial withdrawals taken at a time when the Death Benefit Amount is greater than your Contract Value. If death occurs on or after the Contract Anniversary immediately following your attaining age 90 (for Joint Owners, the age of the oldest Owner or Annuitant, if applicable, controls), the Guaranteed Minimum Death Benefit rider provides no additional death benefit other than what is provided under the base contract. There is a separate fee for this benefit.


  The Contract offers a GMWB as an optional benefit. This benefit guarantees a minimum amount you will be able to withdraw from your contract regardless of investment performance. There is a separate fee for this benefit. You should note that excessive withdrawals under the GMWB will adversely affect the available benefit and that investment restrictions will apply if you elect this optional benefit. If you purchase the GMWB you must allocate Purchase Payments and Contract Value through an available asset allocation program described in this prospectus.

  All deferred annuity contracts, like the Contract, have two periods: the Accumulation Period and the Annuity Period. During the Accumulation Period, any earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you make a withdrawal. The Annuity Period occurs when you begin receiving regular Annuity Payments from your Contract. Under the terms of the Contract, you may not enter the Annuity Period until two (2) years from the date you purchase the Contract. This time period may vary by state.

  You can choose to receive Annuity Payments on a variable basis, on a fixed basis or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolios you select for the Annuity Period. If you choose fixed Annuity Payments, the amount of the fixed Annuity Payments are constant for the entire Annuity Period.

  Transaction Fee. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses--Transaction Fee".

  Right to Cancel or "Free Look". If you cancel the Contract within 10 days after receiving it (or whatever longer time period is required in your state), We will cancel the Contract. You will receive whatever your Contract is worth on the Business Day We receive your proper request for cancellation. This may be more or less than your original payment. We will return your original payment if required by law.

  Tax Penalty. In general, the earnings in your Contract are not taxed until you take money out of your Contract. If you are younger than age 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the amount treated as income. For Non-Qualified Contracts, Annuity Payments during the Annuity Period are considered partly a return of your original investment. The part of each Annuity Payment that is a return of your investment is not taxable as income. Once you have recovered the full amount of your investment, however, the entire amount of your Annuity Payment will be taxable income to you. For IRA and Qualified Plan Contracts, unless you had after-tax monies invested in the contract, the full Annuity Payment is taxable.

  Important Information Concerning Your Phoenix Portfolio Advisor/sm/ Contract. Upon purchase of the Contract, you can only access documents relating to the Contract and the Investment Portfolios electronically. Regular and continuous Internet access is required to access electronically all documents relating to the Contract and the Investment Portfolios. You should not invest and continue to receive documents electronically if you do not have regular and continuous Internet access.

  After purchase, either at the time of application or later, you may elect to receive in paper via U.S. mail all documents relating to the Contract and the Investment Portfolios by revoking your electronic consent. We will also honor a request to deliver a specific document in paper even though electronic consent has not been revoked.

  For Owners using electronic communications, current prospectuses and all required reports for the Contract and the Investment Portfolios are available at the Website. While We will notify you via email when a transaction pertaining to your Contract has occurred or a document impacting your Contract has been posted, you should visit the Website regularly. We post updated prospectuses for the Contract and the Investment Portfolios on the Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website, which you should visit regularly. We post Annual Reports and Semi-Annual Reports on the Website on or about March 1 and September 1, respectively, each year. For your reference, We archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, We reserve the right to do so at any time upon 30 days' notice to your Secure Online Account. Investment Portfolio prospectuses will be available on the website for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available on the website for 30 days after the subsequent March 1 annual update. You will not have electronic access through the Website to Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website. Accordingly, you should consider printing them before they are removed. Alternatively, We will provide copies of them upon request.

  We will deliver all other documents electronically to your Secure Online Account. Checking your Secure Online Account regularly will give you an opportunity to prevent multiple fraudulent transactions. We deliver transaction confirmations at or before the completion of your transactions. We deliver account statements on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year). Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time.

  You should regularly check your Secure Online Account. We will notify you by e-mail that a transaction relating to your Contract has occurred or a document impacting your Contract has been posted. However, this is no substitute for regularly checking your Secure Online Account.

  We will allow you to have access to your Secure Online Account even after you revoke your consent to Our electronic delivery of documents or surrender or exchange your Contract. However, We reserve the right to delete your Secure Online Account upon 30 days' notice, which We will deliver to your Secure Online Account. Upon receipt of such a notice, you should consider printing the information held in your Secure Online Account. Upon request, We will provide paper copies of any deleted document.

  We have no present intention of deleting documents from your Secure Online Account. If, however, We decide to do so, We will provide you with at least 30 days' notice in your Secure Online Account so that you will have an opportunity to print the documents that are subject to deletion.

  Inquiries. If you need more information, please contact Us at:

Phoenix Portfolio Advisor/ SM/ Service Center
P.O. Box 36740
Louisville, Kentucky 40233
(866) 226-0170

Fee Tables
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer amounts between Investment Portfolios. State or other governmental entity premium taxes may also be deducted (See Appendix B).

OWNER TRANSACTION EXPENSES
Contingent Deferred Sales Charge (as a percentage
of Purchase Payments withdrawn)                                None

Transfer Fee/1/                                    Current Charge  Maximum Charge
                                                   --------------  --------------
                                                       None             $25

                    We reserve the right to impose a fee, not to exceed $25, for excessive transfers upon providing prior notice to you. This fee is different than the
                    Transaction Fee described below.

Transaction Fee/2/  The Company imposes a Transaction Fee, in the amounts shown below, for contributions, including initial contributions, and transfers into and withdrawals and transfers out of certain Investment Portfolios. Only transactions involving those Investment Portfolios for which the Company imposes a Transaction Fee are counted for purposes of determining the number of transactions per Contract year. A listing of the Investment
                    Portfolios for which the Company imposes a Transaction Fee is set forth in
                    "Expenses - Transaction Fee", and is also available at the Website or upon request by calling (866) 226-0170. Unless prohibited by state law or regulation, the Company may increase the Transaction Fee, or modify the table below. However, the Transaction Fee may not be increased to an amount greater than the maximum charge shown.


                                           Current Charge      Maximum Charge
                                         ------------------- -------------------

   Transactions 1-10 per Contract year.. $49.99\transaction  $74.99/transaction
   Transactions 11-20 per Contract year. $39.99\transaction  $74.99/transaction
   Transactions 21-30 per Contract year. $29.99\transaction  $74.99/transaction
   Transactions 31+ per Contract year... $19.99\transaction  $74.99/transaction

/1/ All reallocations made on the same day involving the same Investment
    Portfolio count as one transfer. Certain restrictions apply as further described under the heading "Transfers - Excessive Trading Limits" and "Transfers - Short Term Trading Risk". In the event that We impose transfer fees, if you sell one Investment Portfolio and use those proceeds to purchase another Investment Portfolio We will impose one fee, not to exceed $25.00.
/2/ All transactions made on the same day involving the same Investment
    Portfolio will result in one Transaction Fee.

  The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including the Investment Portfolios' fees and expenses.


                                                      Current Charge       Maximum Charge
PERIODIC EXPENSES                                  -------------------- --------------------
Subscription Fee                                   $20 per Contract per $20 per Contract per
                                                          month                month
Separate Account Annual Expenses
(as a percentage of Contract Value invested in
  the Investment Portfolios) Mortality and
  Expense Risk Charge.............................        0.00%                0.00%
Administrative Charge.............................        0.00%                0.00%
Total Separate Account Annual Expenses............        0.00%                0.00%

Guaranteed Minimum Death Benefit Fee
--------------------------------------------------------------------------------

  The next table describes the fee that you will pay, in addition to the Subscription Fee and Investment Portfolio Operating Expenses, periodically during the time that you own the Contract if you elect the Guaranteed Minimum Death Benefit.


                                                        Current Fee Maximum Fee
                                                        ----------- -----------
Guaranteed Minimum Death Benefit Fee (as a percentage
of the greater of the GMDB Base/1/ and the Contract
Value/2/)                                                  0.20%       0.50%

/1/ The total of all Purchase Payments, less the sum of all Adjusted Partial
    Withdrawals and any premium taxes, as applicable. An Adjusted Partial Withdrawal is calculated each time a withdrawal is taken.
/2/ The sum of amounts held under your Contract in the various Sub-accounts of the Separate Account.

Guaranteed Minimum Withdrawal Benefit Fee
--------------------------------------------------------------------------------

  This table describes the fee that you will pay, in addition to the Subscription Fee and the Investment Portfolio Operating Expenses, periodically during the time that you own the contract if you elect the Guaranteed Minimum Withdrawal Benefit.


Guaranteed Minimum Withdrawal Benefit
Fee (as a percentage of the greater            Current Fee          Maximum Fee
of the Benefit Base/1/ and Contract    ---------------------------- -----------
                                        0.90% (single life option)     3.00%
                                       1.35% (spousal life option)     3.00%

/1/ The Benefit Base is a value determined by Us and used to calculate the Annual Benefit Amount under the Guaranteed Minimum Withdrawal Benefit rider. Initially, it equals the Contract Value but We will recalculate it when events such as certain additional purchase payments or withdrawals occur. Specific information regarding the calculation of the Benefit Base and an explanation of how it is used to calculate your Annual Benefit Amount are found under the heading "Guaranteed Minimum Withdrawal Benefit
    (GMWB) - Benefit Base."

  The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio.


Total Investment Portfolio Operating Expenses            Minimum     Maximum
---------------------------------------------          ----------  -----------
(expenses that are deducted from Investment Portfolio
  assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)/1/. Gross 0.14% Gross 39.60%

/1/ The minimum and maximum total Investment Portfolio Operating Expenses may be affected by voluntary or contractual waivers or expense reimbursements. These waivers and expense reimbursements will reduce the actual Total Portfolio Operating Expenses for the affected Investment Portfolios. Please refer to the underlying Investment Portfolio prospectuses for details about the specific expenses of each Investment Portfolio. The gross numbers displayed above reflect the minimum and maximum charges without giving effect to any agreed upon waivers. The numbers shown in the chart do not reflect the potential assessment by the funds of redemption fees.

EXAMPLES OF FEES AND EXPENSES

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Contract fees, Separate Account annual expenses, the fee for the GMWB, the fee for the GMDB and Investment Portfolio fees and expenses.


The Examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. Because there are no charges upon surrender or annuitization, your costs will be the same for the time periods shown whether you surrender, annuitize or continue to own the Contract. For purposes of these examples, We have assumed the money is invested in Investment Portfolios for which no Transaction Fee is charged. For a description of the Transaction Fee, see "Expenses - Transaction Fee". All other expenses and fees reflected in Examples 1,3,5 and 7 are at their maximum amounts. Examples 2,4,6 and 8 also reflect all other fees and expenses at their maximum amounts, except that they reflect the minimum Investment Portfolio operating expenses. The Subscription Fee for every contract, regardless of size, is $240 annually, i.e. $20 per month. For these examples we used $20.00 per month as the Subscription Fee, but converted it to an asset based charge based on the estimated contract size. This conversion causes the Subscription Fee in the example below to be $240.00 annually based on an average contract size of $150,000. These examples assume the GMDB fee and the GMWB fee as the maximum fee percentage of Contract Value. Although your actual costs may be higher or lower, based on these assumptions and those that follow, your costs would be:


(1)Assuming Contract charges and maximum Investment Portfolio operating expenses, and you have purchased the optional Guaranteed Minimum Death Benefit and the optional Guaranteed Minimum Withdrawal Benefit:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                        $458*   $6,992  $8,324   $9,070

(2)Assuming Contract charges and minimum Investment Portfolio operating expenses, and you have purchased the optional Guaranteed Minimum Death Benefit and the optional Guaranteed Minimum Withdrawal Benefit:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                        $382    $1,161  $1,958   $4,036

(3)Assuming Contract charges and maximum Investment Portfolio operating expenses, and you have purchased the optional Guaranteed Minimum Death
   Benefit:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                        $160*   $6,853  $8,335   $9,283

(4)Assuming Contract charges and minimum Investment Portfolio operating expenses, and you have purchased the optional Guaranteed Minimum Death
   Benefit:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                         $82     $255    $444     $990

(5)Assuming Contract charges and maximum Investment Portfolio operating expenses, and you have purchased the optional Guaranteed Minimum Withdrawal
   Benefit:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                        $409*   $6,971  $8,328   $9,106

(6)Assuming Contract charges and minimum Investment Portfolio operating expenses, and you have purchased the optional Guaranteed Minimum Withdrawal
   Benefit:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                        $333    $1,015  $1,722   $3,595

(7)Assuming Contract charges and maximum Investment Portfolio operating expenses, and you have purchased no optional benefits:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                        $109*   $6,826  $8,334   $9,318

(8)Assuming Contract charges and minimum Investment Portfolio operating expenses, and you have purchased no optional benefits:


                        1 year  3 years 5 years 10 years
                        --------------------------------

                         $31      $97    $169     $381

* This figure reflects the effect of waiver arrangements that are contractually in effect at least until April 30, 2009. The advisor and subadvisor have contractually agreed to reduce its management fees and subadvisory fee, respectively, and/or to reimburse certain expenses. There can be no assurance that any contractual arrangement will extend beyond its current terms and you should know that these arrangements may exclude certain extraordinary expenses.

The Company, the Separate Account and the General Account
--------------------------------------------------------------------------------

  We are PHL Variable Insurance Company, a Connecticut stock life insurance company, incorporated on July 15, 1981. We sell life insurance policies and annuity contracts through producers of affiliated distribution companies, brokers and other financial advisors. Our executive and administrative office is located at One American Row, Hartford, Connecticut, 06103-2899.

  PHL Variable is an indirectly owned company of Phoenix Life Insurance Company ("Phoenix"). Phoenix is a life insurance company, which is wholly owned by The Phoenix Companies, Inc. ("PNX"), which is a manufacturer of insurance, annuity and asset management products. Obligations under the Contracts are obligations of PHL Variable.

  On October 25, 2007, We established the PHL Variable Accumulation Account II, a separate account created under the insurance laws of Connecticut. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Separate Account or of PHL Variable.

  Under Connecticut law, all income, gains or losses, whether or not realized, of the Separate Account must be credited to or charged against the amounts placed in the Separate Account without regard to the other income, gains and losses from any other business or activity of PHL Variable. The assets of the Separate Account are held in Our name and legally belong to Us; however the assets that underlie the Contract may not be used to pay liabilities arising out of any other business that We may conduct. The Separate Account has several Sub-accounts that invest in underlying mutual funds. We may make certain changes to the Separate Account as described in "Changes to the Separate Account".

  The General Account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the Separate Account.

The Phoenix Portfolio Advisor/SM/ Variable Annuity Contract
  This prospectus describes the Phoenix Portfolio Advisor/SM/ Variable Annuity Contract offered by PHL Variable. An annuity is a contract between you, the Owner, and Us. Until you decide to begin receiving Annuity Payments, your Contract is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract switches to the Annuity Period.

  The Contract benefits from tax-deferral. Tax-deferral means that you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. The Contracts may be issued in conjunction with certain qualified plans and Individual Retirement Accounts qualifying for special income tax treatment under the Internal Revenue Code. You should be aware that if this annuity funds a retirement plan and/or an Individual Retirement Account ("IRA"), the annuity provides no additional tax-deferral than what is already available for any IRA or qualified plan. In addition, you should be aware that there are fees and charges in an annuity that may not be included in other types of qualified plan and IRA investments, which may be more or less costly. However, the fees and charges under the Contract are also designed to provide for certain payment guarantees and features other than tax deferral that may not be available through other investments. These features are explained in detail in this prospectus. You should consult with your tax or legal adviser to determine if the Contract is suitable for your tax qualified plan or IRA.

  The Contract is called a variable annuity because you can choose to allocate your Purchase Payments among several Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these Investment Portfolios. The amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Portfolio(s) you select.

  You can choose to receive Annuity Payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the Annuity Payments you receive will depend upon the investment performance of the Investment Portfolio(s) you select for the Annuity Period. If you elect to receive payments on a fixed basis, the Annuity Payments you receive will remain level for the period of time selected.

Right to Cancel or "Free Look Period"
  If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or whatever period is required in your state). The Insurance Charges and Investment Portfolio operating expenses, along with any applicable Transaction Fees, will have been deducted. On the Business Day We receive your proper request We will return your Contract Value. In some states, We may be required to refund your Purchase Payment.

  Owner. You, as the Owner of the Contract, have all the rights under the Contract. The Owner is as designated at the time the Contract is issued, unless changed. You can change the Owner at any time. A change will automatically revoke any prior Owner designation. You must notify Us in writing to effect a change of Owner. We will not be liable for any payment or other action We take in accordance with the Contract before We receive proper notice of the change.

  A change of Owner may be a taxable event.

  Joint Owner. A Non-Qualified Contract can be owned by Joint Owners. Upon the death of either Joint Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary unless you have previously notified Us in writing otherwise.

  Beneficiary. The Beneficiary is the person(s) or entity you name to receive any Death Benefit Amount. The Beneficiary is named at the time the Contract is issued. If no Beneficiary is designated, your estate will be the Beneficiary. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the change of Beneficiary.

Assignment
  Subject to applicable law, you can assign the Contract at any time during your lifetime. We will not be bound by the assignment until We receive the written notice of the assignment. We will not be liable for any payment or other action We take in accordance with the Contract before We receive notice of the assignment.

  An assignment may be a taxable event.

  If the Contract is a Qualified Contract, there are limitations on your ability to assign the Contract.

Electronic Administration of Your Contract
  This Contract is designed to be administered electronically ("Electronic Administration"). You can access documents relating to the Contract and the Investment Portfolios online. If you consent to Electronic Administration, you will receive all documents electronically, unless you request, either at the time of application or later, a specific paper document, or revoke your consent to Electronic Administration. You may obtain paper copies of documents related to your Contract by printing them from your computer. We will honor a request to deliver a specific document in paper even though electronic consent has not been revoked.

  If you elect Electronic Administration, you must have Internet access so that you can view your Secure Online Account and access all documents relating to the Contract and the Investment Portfolios. You should not elect Electronic Administration if you do not have Internet access. Although We will email you when a transaction relating to your Contract has occurred or a document impacting your Contract is posted, you should regularly check your Secure Online Account. There is no substitute for regularly checking your Secure Online Account.

  You may, however, elect to have documents related to your Contract also delivered via U.S. Mail to your address of record by withdrawing your consent to Electronic Administration. After your withdrawal of consent becomes effective, you will receive documents via U.S. Mail. We may also continue to send documents to your Secure Online Account. After you have withdrawn your consent to Electronic Administration, you may notify Us that you again consent to Electronic Administration. You may revoke or reinstate your consent to electronic delivery as often as you wish. You may do so by visiting the Website, by calling the Customer Service telephone number or by writing to Us at the Phoenix Portfolio Advisor Service Center. You may also contact your financial advisor, who may initiate a change on your behalf. Notification of change made via the Website will be effective immediately. Notification by telephone or U.S. Mail will be processed as received, usually within two business days.

  Current prospectuses and all required reports for the Contract and the Investment Portfolios are available at the Website through your Secure Online Account. We post updated prospectuses for the Contract and the Investment Portfolios on the Website on or about May 1 of each year. Prospectuses also may be supplemented throughout the year and will be available on the Website. We post Annual Reports and Semi-Annual Reports on the Website on or about March 1 and September 1, respectively, each year. For your reference, We archive out-of-date Contract prospectuses. We have no present intention of deleting any archived Contract prospectus, however, We reserve the right to do so at any time upon 30 days' notice to your Secure Online Account. To the extent an archived Contract prospectus is no longer available on the Website, We will provide it upon request.

  Investment Portfolio prospectuses will be available for 30 days after the subsequent May 1 annual update. Investment Portfolio Annual and Semi-Annual Reports will be available for 30 days after the subsequent annual update. You will not have electronic access through the Website to archived Investment Portfolio prospectuses or Annual and Semi-Annual Reports after We remove them from the Website. Accordingly, you should consider printing them before they are removed. Upon request, We will send you a paper copy of these documents via U.S. mail.

  We will send all other documents related to your Contract to your Secure Online Account, including, but not limited to, transaction confirmations, proxy statements, periodic account statements and other personal correspondence. You create your Secure Online Account when you purchase the Contract and We maintain it for you at the Website.

  You will have access to your Secure Online Account even after you revoke your consent to Our electronic delivery of documents or surrender or exchange your Contract. However, We reserve the right to delete your Secure Online Account upon 30 days' notice, which We will deliver to your Secure Online Account. Upon receipt of such a notice, you should consider printing the information held in your Secure Online Account. Upon request, We will provide paper copies of any deleted document.

  We have no present intention of deleting documents from your Secure Online Account. If, however, We decide to do so, We will provide you with at least 30 days' notice to your Secure Online Account so that you will have an opportunity to print the documents that are subject to deletion.

Confirmations and Statements
  We will send a confirmation statement to your Secure Online Account each time you change your Investment Allocations of Record, We receive a new Purchase Payment from you, you make a transfer among the Investment Portfolios, or you make a withdrawal. Generally, We deliver transaction confirmations at or before the completion of your transactions. However, the confirmation for a new Purchase Payment or transfer of Contract Value may be an individual statement or may be part of your next quarterly account statement. You should review your confirmation statements to ensure that your transactions are carried out correctly. If you fail to do so, you risk losing the opportunity to ask Us to correct an erroneous transaction. We deliver account statements to your Secure Online Account on a quarterly basis (that is, shortly after March 31, June 30, September 30 and December 31 of each year), or in paper via U.S. mail if you have withdrawn your consent to Electronic Administration or otherwise request a specific confirmation or statement. Under certain circumstances, your account statement may serve as the confirmation for transactions you made during the quarter covered by the statement. Proxy statements and other correspondence may be delivered at any time. If you have questions, you can either go to the Website and click on "Contact Us" for secure online correspondence or you can e-mail Us at ppaservice@portfolioadvisorva.com or call Us at (866) 226-0170.

Requesting Transactions or Obtaining Information About your Contract
  You may request transactions or obtain information about your Contract by submitting a request to Us in writing via U.S. Mail at the Phoenix Portfolio Advisor/SM/ Service Center, P.O. Box 36740, Louisville, KY 40233. Subject to Our administrative rules and procedures, We may also allow you to submit a request through other means.

  Under a contract with PHL Variable Insurance Company, Jefferson National Life Insurance Company (Jefferson National) provides administrative services including, but not limited to, electronic and mail document delivery, transaction confirmation, the production of periodic account statements and other various administrative services for the Contracts. Jefferson National's principal business office is located at 9920 Corporate Campus Drive, Suite 1000, Louisville, Kentucky 40223.

  Telephone and Website Transactions. You can elect to request certain transactions and receive information about your Contract by telephone or through the Website. All transaction requests are processed subject to Our administrative rules and procedures.

  We will accept transaction requests from your Registered Representative and/or your Investment Advisor. You can also authorize someone else, via submitting to Us a power of attorney in good order, to request transactions for you. If you own the Contract with a Joint Owner, unless We are instructed otherwise, We will accept instructions from and provide information to either you or the other Owner.

  We will use reasonable procedures to confirm that instructions given to Us by telephone are genuine. All telephone calls will be recorded and the caller will be asked to produce personalized data about the Owner before We will make the telephone transaction. We will post confirmations of all transactions to your Secure Online Account. We will not send confirmation of any transaction to you in paper, unless you have elected to receive paper documents via U.S. mail. If We fail to use such procedures We may be liable for any losses due to unauthorized or fraudulent instructions.

  Security of Electronic Communications with US. The Website uses generally accepted and available encryption software and protocols, including Secure Socket Layer. This is to prevent unauthorized people from eavesdropping or intercepting information you send or receive from Us. This may require that you use certain readily available versions of web browsers. As new security software or other technology becomes available, We may enhance Our systems.

  You will be required to provide your user ID and password to access your Secure Online Account and perform transactions at the Website. Do not share your password with anyone else. We will honor instructions from any person who provides correct identifying information, and We may not be responsible for fraudulent transactions We believe to be genuine based on these procedures. Accordingly, you may bear the risk of loss if unauthorized persons conduct any transaction on your behalf. You can reduce this risk by checking your Secure Online Account regularly which will give you an opportunity to prevent multiple fraudulent transactions.

  Avoid using passwords that can be guessed and consider changing your password frequently. Our employees or representatives will not ask you for your password. It is your responsibility to review your Secure Online Account and to notify Us promptly of any unauthorized or unusual activity. We only honor instructions from someone logged into Our secure Website using a valid user ID and password.

  We cannot guarantee the privacy or reliability of e-mail, so We will not honor requests for transfers or changes received by e-mail, nor will We send account information through e-mail. All transfers or changes should be made through Our secure Website. If you want to ensure that Our encryption system is operating properly, go to the icon that looks like a "locked padlock." This shows that encryption is working between your browser and Our web server. You can click or double-click on the padlock to get more information about the server. When you click the "view certificate" button (in Netscape) or the "subject" section (in Internet Explorer), you should see "www.secure.portfolioadvisorva.com" listed as the owner of the server you are connected to. This confirms that you are securely connected to Our server.

Purchase
--------------------------------------------------------------------------------

Purchase Payments
  A Purchase Payment is the money you give Us to buy the Contract. You can make Purchase Payments at any time before the Annuity Date. The minimum initial Purchase Payment We will accept is $25,000 whether the Contract is bought as a Non-Qualified Contract or as part of a Tax-Sheltered Annuity or an Individual Retirement Annuity (IRA). If You have not elected the optional GMWB or the optional GMDB the maximum We accept is $10,000,000 without Our prior approval. If You have elected the GMWB or the GMDB the maximum We accept is $2,000,000 without Our prior approval. All Purchase Payments will be subject to such terms and conditions as We may require. PHL Variable reserves the right to refuse any Purchase Payment or not issue any Contract.

  Subject to the minimums and maximums described above, you can make additional Purchase Payments of any amount. However, We reserve the right to impose minimums on future Purchase Payments.

Allocation of Purchase Payments
  Generally, within specific limits, you determine into which sub-accounts your Purchase Payments will be invested. When you purchase a Contract, We will allocate your Purchase Payment according to your Investment Allocation of Record, which you can change at any time for future Purchase Payments. When you make additional Purchase Payments, We will allocate them based on the Investment Allocations of Record in effect on the Business Day We receive the Purchase Payment. Allocation percentages must be in whole numbers. The Company may impose a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios in the accumulation period and during the annuity period. See "Expenses--Transaction Fee" for further details. Additionally, if you are participating in an Asset Allocation program, the Dollar Cost Averaging Program or the GMWB rider is in effect for your Contract, allocation restrictions apply. These restrictions are described in the "Asset Allocation and Other Strategic Programs" and the "Guaranteed Minimum Withdrawal Benefit (GMWB)--Asset Allocation Program Requirement" sections of this prospectus.

  Once We receive your Purchase Payment and the necessary information, We will issue your Contract and allocate your first Purchase Payment within 2 Business Days. If you do not provide Us all of the information needed, We will contact you. If for some reason We are unable to complete this process within 5 Business Days, We will either send back your money or get your permission to keep it until We get all of the necessary information. The method of payment (e.g., check, wire transfer, electronic funds transfer) may affect when your Purchase Payment is received by Us. If you add more money to your Contract by making additional Purchase Payments, We will credit these amounts to your Contract as of the Business Day We receive your Purchase Payment, or, if the day We receive your Purchase Payment is not a Business Day, on the next Business Day. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern time. However, certain Investment Portfolios impose transaction cut-off times before the end of the Business Day. We must receive transfer requests involving these Investment Portfolios no later than the time shown below, i.e., 3:45 P.M Eastern Time based on the usual 4:00 P.M. Eastern Time close for those Investment Portfolios listed below with a cut-off 15 minutes before the NYSE close. Any transaction involving a Rydex Investment Portfolio received after the applicable cut-off time set forth in the chart below, including a transfer request involving any other Investment Portfolio not listed or any Investment Portfolio with an earlier cut-off time, will be processed on the next Business Day.

15 Minutes Before NYSE Close
The following Rydex Variable Trust Investment Portfolios:

           ---------------------------------------------------------
           S&P 500 2x       Inverse Dow 2x        Inverse Government
           Strategy         Strategy              Long Bond Strategy
           ---------------------------------------------------------
           ---------------------------------------------------------
           Inverse Mid-Cap  Inverse NASDAQ-100(R) Inverse Russell
           Strategy         Strategy              2000(R) Strategy
           ---------------------------------------------------------
           ---------------------------------------------------------
           Inverse S&P 500  Japan 1.25x Strategy  Large-Cap Growth
           Strategy
           ---------------------------------------------------------
           ---------------------------------------------------------
           Large-Cap        Mid-Cap Growth        Mid-Cap 1.5x
           Value                                  Strategy
           ---------------------------------------------------------
           ---------------------------------------------------------
           Mid-Cap Value    Nova                  NASDAQ-100(R)
                                                  Strategy
           ---------------------------------------------------------
           ---------------------------------------------------------
           Russell 2000(R)  Small-Cap Growth      Small-Cap Value
           1.5 Strategy
           ---------------------------------------------------------

30 Minutes Before NYSE Close
The following Rydex Variable Trust Investment Portfolios:

                   ------------------------------------------
                   Banking      Basic Materials Biotechnology
                   ------------------------------------------
                   Commodities
                   Strategy
                   -------------

Investment Options
--------------------------------------------------------------------------------

  You may allocate your Purchase Payments to the Sub-accounts during the Accumulation Period and may maintain and transfer Contract Value among the Sub-accounts.

Investment Portfolios
  The Contract offers several Sub-accounts, each of which invests exclusively in an Investment Portfolio listed at the beginning of this prospectus. During the Accumulation Period, money you invest in the Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Investment Portfolios in which those Sub-accounts invest. You bear the investment risk that those Investment Portfolios might not meet their investment objectives. Additional Investment Portfolios may be available in the future. If you elect variable Annuity Payments, during the Annuity Period, the variable portion of your Annuity Payment will vary based on the performance of the Investment Portfolios.

  The Investment Portfolios offered through this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Investment Portfolio or an affiliate of the Investment Portfolio will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the Investment Portfolio, the Investment Portfolio's investment advisor, or its distributor. Finally, when the Company develops a variable annuity (or life) product in cooperation with a fund family or distributor (e.g., a "private label" product), the Company will generally include Investment Portfolios based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

  You should read the prospectuses for these Investment Portfolios carefully. Unless you have opted to receive documents relating to your Contract via U.S. mail, copies of these prospectuses will not be sent to you in paper. They are, however, available at the Website. See Appendix A which contains a summary of investment objectives for each Investment Portfolio.

  The investment objectives and policies of certain of the Investment Portfolios are similar to the investment objectives and policies of other mutual funds managed by the same investment advisers. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisors cannot guarantee, and make no representation that, the investment results of similar funds will be comparable even though the Investment Portfolios have the same investment advisers.

  A significant portion of the assets of certain of the Investment Portfolios come from investors who take part in certain strategic and tactical asset allocation programs. These Investment Portfolios anticipate that investors who take part in these programs may frequently redeem or exchange shares of these Investment Portfolios, which may cause the Investment Portfolios to experience high portfolio turnover. Higher portfolio turnover may result in the Investment Portfolios paying higher levels of transaction costs. Large movements of assets into and out of the Investment Portfolios may also negatively impact an Investment Portfolio's ability to achieve its investment objective. In addition, the extent to which Contracts are owned by investors who engage in frequent redemptions or exchanges involving Investment Portfolios which do not limit such activity may result in more redemption and exchange activity in other Investment Portfolios which impose limits on such activity. The adverse impact, if any, of such activity will be constrained by the limits those other Investment Portfolios impose on frequent redemption or exchange activity. Refer to the Investment Portfolios' prospectuses for more details on the risks associated with any specific Investment Portfolio.

  Shares of the Investment Portfolios are offered in connection with certain variable annuity Contracts and variable life insurance policies of various life insurance companies, which may or may not be affiliated with Us. Certain Investment Portfolios are also sold directly to qualified plans. The funds do not believe that offering their shares in this manner will be disadvantageous to you.

Administrative, Marketing and Support Services Fees
  The Company and the principal underwriter for the Contracts have entered into agreements with the investment advisor, subadvisor, distributor, and/or affiliated companies of most of the Investment Portfolios. We have also entered into agreements with the Phoenix Edge Series Fund and its advisor, Phoenix Varible Advisors, Inc., with whom we are affiliated. These agreements compensate the Company and the principal underwriter for the Contracts for providing certain administrative, marketing or other support services to the Investment Portfolios.

  Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and the principal underwriter for the Contracts incur in promoting, issuing, distributing and administering the Contracts. As stated previously, such payments are a factor in choosing which funds to offer in the Company's variable products. These payments may be significant and the Company and its affiliates may profit from them.

  The payments are generally based on a percentage of the average assets of each Investment Portfolio allocated to the variable investment options under the Contract or other contracts offered by the Company. The amount of the fee that an Investment Portfolio and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Investment Portfolio. Aggregate fees relating to the different Investment Portfolio may be as much as 0.50% of the average net assets of an Investment Portfolio attributable to the relevant contracts. A portion of these payments may come from revenue derived from the distribution and/or service fees (12b-1 fees) that are paid by an Investment Portfolio out of its assets as part of its total annual operating expenses and is not paid directly from the assets of your variable annuity.

  Where the Company does not have an arrangement with an Investment Portfolio to receive payments for the provision of services, Transaction Fee proceeds may be used to pay expenses that the Company and the principal underwriter for the contracts incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

Voting Rights
  PHL Variable is the legal owner of the Investment Portfolio shares. However, when an Investment Portfolio solicits proxies in conjunction with a vote of its shareholders, We will send you and other owners materials describing the matters to be voted on. You instruct Us how you want Us to vote your shares. When We receive those instructions, We will vote all of the shares We own and those for which no timely instructions are received in proportion to those instructions timely received. This process may result in a small number of contractowners controlling the vote. Should We determine that We are no longer required to follow this voting procedure, We will vote the shares ourselves.

Substitution
  It may be necessary to discontinue one or more of the Investment Portfolios or substitute a new Investment Portfolio for one of the Investment Portfolios you have selected. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will notify you of Our intent to do this. We will obtain any required prior approval from the Securities and Exchange Commission before any such change is made.

Transfers
--------------------------------------------------------------------------------

  You can transfer money among the Investment Portfolios. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios in the accumulation period and during the annuity period. See "Expenses--Transaction Fee" for further details. Transfers may be deferred as permitted or required by law. See "Suspension of Payments or Transfers" section below.

  Transfers During the Accumulation Period. You can make a transfer to or from any Investment Portfolio. Transfers may be made by contacting Our administrative offices or through the Website. Subject to Our administrative rules, including Our Excessive Trading Limits and Short Term Trading Risk described below, you can make an unlimited number of transfers between the Investment Portfolios during the Accumulation Period. We reserve the right to impose a fee for excessive transfers after notifying you. We reserve the right to impose any fees charged by the Investment Portfolios for excessive transfers. The following apply to any transfer during the Accumulation Period:

1.Your request for a transfer must clearly state which Investment Portfolio(s) are involved in the transfer.

2.Your request for transfer must clearly state how much the transfer is for.

3.Your right to make transfers is subject to modification if We determine, in Our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right, which is considered by Us to be to the disadvantage of other Owners. A modification could be applied to transfers to, or from, one or more of the Investment Portfolios and could include, but is not limited to:

   a.the requirement of a minimum time period between each transfer;
   b.not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or c.limiting the dollar amount that may be transferred between Investment
     Portfolios by an Owner at any one time.

4.We reserve the right, at any time, and without prior notice to any party, to terminate, suspend or modify the transfer privilege during the Accumulation Period.

  Transfers During the Annuity Period. Subject to Our administrative rules, you can make an unlimited number of transfers between the Investment Portfolios during the Annuity Period. We reserve the right to impose a fee for excessive transfers after notifying you. We reserve the right to impose any fees charged by the Investment Portfolios for excessive transfers. We reserve the right, at any time, and without prior to notice to any party, to terminate, suspend or modify the transfer privilege during the Annuity Period.

  This product is not designed for professional market timing organizations. PHL Variable reserves the right to modify (including terminating) the transfer privileges described above.

Excessive Trading Limits
  The Contracts are first and foremost annuity contracts, designed for retirement or other long-term financial planning purposes, and are not designed for market timers or persons that make frequent transfers. The use of such transfers can be disruptive to any underlying Investment Portfolio and harmful to other contract owners invested in the Investment Portfolio.

  We reserve the right to limit transfers in any Contract year, or to refuse any transfer request for an Owner, Registered Representative, Investment Advisor or other third party acting under a Limited Power of Attorney, for any reason, including without limitation, if:

  . We believe, in Our sole discretion, that excessive trading by the Owner, or a specific transfer request, submitted by a third party advisor, or a group of transfer requests, may have a detrimental effect on the Accumulation Unit values of any Sub-account or the share prices of any Investment Portfolio or would be detrimental to other Owners; or

  . We are informed by one or more Investment Portfolios that they intend to restrict the purchase of Investment Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of Investment Portfolio shares; or

  . the requested transaction violates Our administrative rules designed to detect and prevent market timing.

  The restrictions imposed may include, but are not limited to, restrictions on transfers (e.g., by not processing requested transfers, limiting the number of transfers allowed, and/or the dollar amount, requiring holding periods, allowing transfer requests by U.S. Mail only, etc.) or even prohibitions on them for particular owners who, in Our view, have abused or appear likely to abuse the transfer privilege. Any holding period We impose will apply only to transfers and not to redemptions.

  We may apply restrictions in any manner reasonably designed to prevent transfers that We consider disadvantageous to other Owners. These excessive trading limits apply to all owners. However, using Our processes and procedures, We may not detect all market timers, prevent frequent transfers, or prevent harm caused by excessive transfers.

  Short-Term Trading Risk. Frequent exchanges among Investment Portfolios by Owners can reduce the long-term returns of the underlying mutual funds. The reduced returns could adversely affect the owners, annuitants, insureds or beneficiaries of any variable annuity or variable life insurance contract issued by any insurance company with respect to values allocated to the underlying fund. Frequent exchanges may reduce the mutual fund's performance by increasing costs paid by the fund (such as brokerage commissions); they can disrupt portfolio management strategies; and they can have the effect of diluting the value of the shares of long term shareholders in cases in which fluctuations in markets are not fully priced into the fund's net asset value.

  The insurance-dedicated mutual funds available through the Investment Portfolios are also available in products issued by other insurance companies. These funds carry a significant risk that short-term trading may go undetected. The funds themselves generally cannot detect individual contract owner exchange activity, because they are owned primarily by insurance company separate accounts that aggregate exchange orders from owners of individual contracts. Accordingly, the funds are dependent in large part on the rights, ability and willingness of all participating insurance companies to detect and deter short-term trading by contract owners.

  As outlined below, We have adopted policies regarding frequent trading, but can provide no assurance that other insurance companies using the same mutual funds have adopted comparable procedures. There is also the risk that these policies and procedures concerning short-term trading will prove ineffective in whole or in part to detect or prevent frequent trading. The difficulty in detecting market timing activity may have the effect of allowing some to engage in market timing while preventing others. Please review the underlying funds' prospectuses for specific information about the funds' short-term trading policies and risks.

  We have adopted policies and procedures with respect to frequent transfers. These policies apply to all Investment Portfolios except for Investment Portfolios that contain disclosure permitting active trading. As of the date of this prospectus, the only Investment Portfolios which permit active trading are those of the Rydex Variable Trust with the exception of those listed in the following table. This list may change any time without notice.

-----------------------------------------------------------------------------
Rydex Sector              Rydex Absolute            Rydex Multi-Cap
Rotation                  Return Strategies         Core Equity
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Rydex Hedged
Equity
--------------------------

  Pursuant to these policies, We block trades that are the second transaction in a purchase and sale or sale and purchase involving the same Investment Portfolio in less than seven (7) days (or whatever greater time period is required by the Investment Portfolio). As of the date of this prospectus, We impose longer hold periods for the funds set forth in the following table:

                                          30 Day Hold
-------------------------------------------------------------------------------------------------
Fidelity VIP Balanced Portfolio        Fidelity VIP Contrafund(R) Portfolio   Fidelity VIP
                                                                              Disciplined Small
                                                                              Cap Portfolio
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Fidelity VIP Dynamic Capital           Fidelity VIP Equity-Income Portfolio   Fidelity VIP
Appreciation Portfolio                                                        Growth & Income
                                                                              Portfolio
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Fidelity VIP Growth Opportunities      Fidelity VIP Growth Portfolio          Fidelity VIP High
Portfolio                                                                     Income Portfolio
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Fidelity VIP International Capital     Fidelity VIP Investment Grade Bond     Fidelity VIP Mid
Appreciation Portfolio                 Portfolio                              Cap Portfolio
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Fidelity VIP Overseas Portfolio        Fidelity VIP Real Estate Portfolio     Fidelity VIP
                                                                              Strategic Income
                                                                              Portfolio
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Fidelity VIP Value Leaders Portfolio   Fidelity VIP Value Strategies          Fidelity VIP Value
                                       Portfolio                              Portfolio
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Rydex Absolute Return Strategies       Rydex Hedged Equity                    Rydex Multi-Cap
                                                                              Core Equity
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Rydex Sector Rotation
---------------------------------------

                                         60 Day Hold
----------------------------------------------------------------------------------------------
Vanguard Total Bond Market Index       Vanguard Short-Term Investment Grade   Vanguard
Portfolio                              Portfolio (Short Term Corporate)       Balanced
                                                                              Portfolio
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Vanguard Diversified Value Portfolio   Vanguard Equity Index Portfolio        Vanguard Small
                                                                              Company Growth
                                                                              Portfolio (Small
                                                                              Cap Growth)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Vanguard International Portfolio       Vanguard Total Stock Market Index      Vanguard Capital
                                       Portfolio                              Growth Portfolio
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Ibbotson Balanced ETF Asset            Ibbotson Growth ETF Asset Allocation   Ibbotson
Allocation Portfolio                   Portfolio                              Conservative ETF
                                                                              Asset Allocation
                                                                              Portfolio
----------------------------------------------------------------------------------------------
Ibbotson Income and Growth ETF Asset   Third Avenue Value
Allocation Portfolio
------------------------------------------------------------------------------

                                         90 Day Hold
----------------------------------------------------------------------------------------------
Janus Aspen Balanced                   Janus Global                           Janus Mid Cap
                                                                              Growth
----------------------------------------------------------------------------------------------

  This list may change at any time without notice. If only one portion of a transfer request involving multiple Investment Portfolios violates Our policy, the entire transfer request is blocked.

  We monitor transfers and impose these rules across multiple Contracts owned by the same owner. Thus, if you own two Contracts and make a purchase in an Investment Portfolio in Contract 1, you will have to wait at least seven
(7) days (or such greater time period as set forth in the table above) to make a sale in the same Investment Portfolio in Contract 2. With the exception of contributions to, and withdrawals from, the Contract, all transfers are monitored, including without limitation, systematic transfers such as dollar cost averaging and rebalancing. Transactions are not monitored if they are scheduled at least 7 days in advance. Hold periods apply only to transfers and not to redemptions. If you (or your agent's) Website transfer request is restricted or denied, We will send notice via U.S. Mail.

Asset Allocation and Other Strategic Programs
  Several Asset Allocation and other strategic programs are available for use with the Contract. Except for custom asset allocation programs for which your advisor may charge a program fee, there is currently no separate fee to participate in these programs. If you elect the GMWB rider for your contract, you must participate in an Approved Asset Allocation program as described below. Details about when programs can be elected, how they are terminated, and whether multiple programs can be used concurrently are provided below.

Dollar Cost Averaging Program
  The Dollar Cost Averaging Program (DCA Program) allows you to systematically transfer a set amount either monthly, quarterly, semi-annually or annually. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, this is not guaranteed.

  Subject to Our administrative procedures, you may select the Business Day when dollar cost averaging transfers will occur. You can sign up for the DCA Program for a specified time period. The DCA Program will end when the value in the Investment Portfolio(s) from which you are transferring is zero. A transfer request will not automatically terminate the DCA Program.

  There is no additional charge for the DCA Program. We reserve the right, at any time and without prior notice, to terminate, suspend or modify the DCA Program. The DCA Program may vary by state. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses--Transaction Fee". You should note that if the DCA Program utilizes Transaction Fee portfolios there may be significant Transaction Fees imposed.

  Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected Investment Portfolio(s) regardless of fluctuating price levels of the Investment Portfolio(s). You should consider your financial ability to continue the dollar cost averaging program through periods of fluctuating price levels.

Rebalancing Program
  Once your money has been allocated among the Investment Portfolios, the performance of each Investment Portfolio may cause your allocation to shift. You can direct Us to automatically rebalance your Contract to return to your Investment Allocations of Record or some other allocation of your choosing by selecting Our Rebalancing Program. When you elect the Rebalancing Program, you must specify the date on which you would like the initial rebalancing to occur and the frequency of the rebalancing (i.e. quarterly, semi-annually or annually). We will measure the rebalancing periods from the initial rebalancing date selected. You must use whole percentages in 1% increments for rebalancing. You can discontinue the Rebalancing Program at any time. You can modify rebalancing percentages for future rebalancing by submitting your request prior to the next rebalancing date. Currently, there is no charge for participating in the Rebalancing Program. We reserve the right, at any time and without prior notice to impose a fee, or to terminate, suspend or modify this program. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses--Transaction Fee".

  Example: Assume that you want your initial Purchase Payment split between 2 Investment Portfolios. You want 40% to be in the Fixed Income Investment Portfolio and 60% to be in the Growth Investment Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly.
At the end of the first quarter, the Fixed Income Investment Portfolio now represents 50% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, PHL Variable would sell some of your units in the Fixed Income Investment Portfolio to bring its value back to 40% and use the money to buy more units in the Growth Investment Portfolio to increase those holdings to 60%.

Asset Allocation Programs
  Asset allocation programs are intended to optimize the selection of investment options for a given level of risk tolerance, in order to attempt to maximize returns and limit the effects of market volatility. The programs reflect the philosophy that diversification among asset classes may help reduce volatility and boost returns over the long term. An asset class is a category of investments that have similar characteristics, such as stocks, or bonds. Within asset classes there are often further divisions. For example, there may be divisions according to the size of the issuer (large cap, mid cap, small cap) or type of issuer (government, corporate, municipal). You should note that you must participate in an Approved Asset Allocation Program if you have purchased the GMWB for your contract.

  PHL Variable understands the importance to you of having advice from a financial advisor regarding your investments in the Contract. Certain investment advisors may make arrangements with Us to make their services available to you and We may approve an asset allocation model you and your advisor bring to us. PHL Variable has not made any independent investigation of these investment advisors and is not endorsing asset allocation programs offered by various advisors. We reserve the right, at any time and without prior notice to discontinue or suspend these programs.

  If you elect to participate in the Approved Asset Allocation Program, you may be required to enter into an advisory agreement with your Investment Advisor to have investment advisory fees paid out of your Contract during the Accumulation Period. PHL Variable will, pursuant to an agreement with you, make a partial withdrawal from the value of your Contract to pay for the services of your Investment Advisor. If the Contract is Non-Qualified, the withdrawal will be treated like any other distribution and may be included in gross income for federal tax purposes. Further, if you are under age 59 1/2 it may be subject to a tax penalty. If the Contract is qualified, the withdrawal for the payment of fees may not be treated as a taxable distribution if certain conditions are met. You should consult a tax advisor regarding the tax treatment of the payment of investment advisor fees from your Contract.

Approved Asset Allocation Program
  If you purchase a contract with GMWB, you must also elect the Approved Asset Allocation program described below on the Contract Date. Otherwise, you may elect the program at any time. We may discontinue, modify or amend this program as well as offer new programs in the future.

..  Ibbotson ETF Allocation Series

  The Ibbotson ETF Asset Allocation Series are "funds of funds" that invest in securities of exchange-traded funds ("ETF"s) based on certain target percentages. The series were designed based on asset allocation models developed by Ibbotson Associates and are intended to provide various levels of potential return. Periodically, Ibbotson Associates may recommend the rebalancing of a Portfolio's assets among underlying ETFs to meet the target allocations. The options approved for use are:

..  Conservative ETF Asset Allocation Portfolio

..  Income and Growth ETF Asset Allocation Portfolio

..  Balanced ETF Asset Allocation Portfolio

..  Growth ETF Asset Allocation Portfolio

Expenses
--------------------------------------------------------------------------------

  There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

Subscription Fee
  We charge the Subscription Fee regardless of the amount of your Contract Value. This fee is used to reimburse Us for Our various expenses in establishing and maintaining the contracts. This fee is deducted from the money market Investment Portfolios you are invested in, pro rata. If you have less than $20 invested in the money market Investment Portfolios, then the remaining amount will be deducted from your non-money market Investment Portfolios, pro rata. We will deduct the Subscription Fee each month during the Accumulation Period and the Annuity Period. We also impose the applicable portion of the fee at death and upon full surrender of the Contract.

Guaranteed Minimum Death Benefit Fee
  If you elect the optional Guaranteed Minimum Death Benefit, We will deduct a fee. The fee is deducted on each Contract Anniversary that this benefit is in effect. If this benefit terminates on a date other than the Contract Anniversary for any reason, a pro rated portion of the fee will be deducted. Unless We agree otherwise, the fee will be deducted from the total Contract Value with each Sub-account bearing a pro rata share of such fee based on the proportionate Contract Value of each Sub-account. Should any of the Sub-accounts be depleted, We will proportionally increase the deduction from the remaining Sub-accounts unless We agree otherwise.

  The fee is equal to a stated percentage annually multiplied by the greater of the GMDB Base and the Contract Value.

  On the Contract Anniversary immediately following your attaining age 90, the GMDB Base will equal the Contract Value and no further GMDB Fee will be deducted. The GMDB Fee will not be deducted after the Contract Value decreases to zero. Past GMDB Fees will not be refunded.

Guaranteed Minimum Withdrawal Benefit Fee
  If the Guaranteed Minimum Withdrawal Benefit is part of your contract, We will deduct a fee. This fee is used to guarantee this benefit. The fee is deducted on each Contract Anniversary that this benefit is in effect. If this benefit terminates on a date other than the Contract Anniversary for any reason other than death or commencement of Annuity Payments, a pro rated portion of the fee will be deducted. The fee will be deducted from the total Contract Value with each Sub-account bearing a pro rata share of such fee based on the proportionate Contract Value of each Sub-account. We will waive the fee if the benefit terminates due to death or commencement of Annuity Payments. Should any of the Sub-accounts be depleted, We will proportionally increase the deduction from the remaining Sub-accounts unless We agree otherwise.

  The fee is equal to a stated percentage multiplied by the greater of the Benefit Base and the Contract Value. The fee percentage for your Contract will be shown on the rider specifications pages and is based on your election of a single life benefit or a spousal life benefit. We may increase the fee percentage; however, it will never exceed a maximum of 3.00%.

Transaction Fee
  The Company imposes a Transaction Fee, in the amounts shown in the table below, for contributions, including initial purchase payments, and transfers into and withdrawals and transfers out of certain Investment Portfolios, including partial or complete withdrawals. This fee is used to recoup the cost of administering the transaction. The Transaction Fee will also apply to transactions in certain Investment Portfolios in connection with asset allocation, dollar cost averaging and systematic withdrawal programs. A listing of the Investment Portfolios for which the Company imposes a Transaction Fee is provided below, and is also available at the Company's Website or upon request. The Transaction Fee is waived for redemptions required for payment of the Subscription Fee or fees charged by any Investment Advisor you hire. Transaction Fees are charged twice--once for the transfer out, and once for the transfer in--when transferring between two Investment Portfolios that impose Transaction Fees. The Transaction Fee will be deducted first from the Investment Portfolios affected, then pro-rata first from the balance of any money market portfolio(s), and then pro-rata from the balance of any other portfolio(s). If approved by Us, you may elect to have these fees charged to your Investment Advisor, rather than deducted from your Contract. In the event We agree to this, but the applicable Transaction Fees are not paid within thirty (30) days by your Investment Advisor, We reserve the right to deduct the applicable Transaction Fees from your Contract. All applicable Transaction Fees are deducted from your Contract upon a request for full surrender.

            Transactions 1-10 per Contract year   $49.99\transaction
            Transactions 11-20 per Contract year  $39.99\transaction
            Transactions 21-30 per Contract year  $29.99\transaction
            Transactions 31+ per Contract year    $19.99\transaction

  Unless prohibited by state law or regulation, the Company may increase the Transaction Fee, or modify the table above. However, the Transaction Fee will never be greater than $74.99 for a single transfer.

  The Company charges the Transaction Fee for transfers into and transfers and withdrawals out of all Vanguard Portfolios, which include the following:

                       Transaction Fee Portfolios
-------------------------------------------------------------------------
Vanguard Total Bond Market            Vanguard Short-  Vanguard Balanced
Index Portfolio                       Term Investment  Portfolio
                                      Grade Portfolio
                                      (Short Term
                                      Corporate)
-------------------------------------------------------------------------
Vanguard Diversified Value Portfolio  Vanguard Equity  Vanguard Small
                                      Index Portfolio  Company Growth
                                                       Portfolio (Small
                                                       Cap Growth)
-------------------------------------------------------------------------
Vanguard International Portfolio      Vanguard Total   Vanguard Capital
                                      Stock Market     Growth Portfolio
                                      Index Portfolio
-------------------------------------------------------------------------

  This list may change at any time without notice. The Investment Portfolios for which the Company charges a Transaction Fee may not be available in all states.

Investment Portfolio Expenses
  There are deductions from and expenses paid out of the assets of the various Investment Portfolios, which are described in the Investment Portfolio prospectuses. The Investment Portfolio Expenses are included as part of Our calculation of the value of the Accumulation Units and the Annuity Units. We reserve the right to charge transfer fees imposed by the Investment Portfolios for excessive transfers.

Transfer Fee
  Other than any applicable Transaction Fees described above, We impose no transfer fee for transfers made during the Accumulation Period or Annuity Period. We reserve the right to impose a fee, not to exceed $25, for excessive transfers after notifying You in advance. In the event that We impose transfer fees, if you sell one Investment Portfolio and use those proceeds to purchase another Investment Portfolio We will impose one fee, not to exceed $25.00. Any such fee would be used to recoup the cost of administering the transfer.

Premium Taxes
  Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the Contract Value for them. These taxes are due either when the Contract is issued or when Annuity Payments begin. It is Our current practice to deduct these taxes when Annuity Payments begin. PHL Variable may in the future discontinue this practice and assess the charge when the tax is due. Premium taxes currently range from 0% to 3.5%, depending on the jurisdiction. For a list of states and taxes, see "Appendix B."

Income Taxes
  PHL Variable may deduct from the Contract for any income taxes which We incur because of the Contract. At the present time, We are not making any such deductions.

Contract Value
Your Contract Value is the sum of your assets in the Sub-accounts of the Separate Account. The value of any assets in the Sub-accounts(s) will vary depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of your Contract Value in a Sub-account, We use a unit of measure called an Accumulation Unit. During the Annuity Period of your Contract We call the unit an Annuity Unit. Your Contract Value is affected by the investment performance of the Investment Portfolios, the expenses of the Investment Portfolios and the deduction of fees and charges under the Contract.

Accumulation Units
  Every Business Day, We determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the previous Business Day by a factor for the current Business Day. The factor is determined by dividing the value of a Sub-account share at the end of the current Business Day (and any charges for taxes) by the value of a Sub-account share for the previous Business Day.

  The value of an Accumulation Unit may go up or down from Business Day to Business Day.

  When you make a Purchase Payment, We credit your Contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to a Sub-account, less any applicable Transaction Fees described above, by the value of the Accumulation Unit for that Sub-account on that Business Day. When you make a withdrawal, We deduct Accumulation Units from your Contract representing the withdrawal. We also deduct Accumulation Units when We deduct certain charges under the Contract. Whenever We use an Accumulation Unit value, it will be based on the value next determined after receipt of the request or the Purchase Payment.

  We calculate the value of an Accumulation Unit for each Sub-account after the New York Stock Exchange closes each Business Day and then credit your Contract.

  Example: On Wednesday We receive an additional Purchase Payment of $10,000 from you. You have told Us you want this to go to the Balanced Portfolio Investment Portfolio, which is not a Transaction Fee Investment Portfolio. When the New York Stock Exchange closes on that Wednesday, We determine that the value of an Accumulation Unit for the Balanced Portfolio Sub-account is $12.50. We then divide $10,000 by $12.50 and credit your Contract on Wednesday night with 800 Accumulation Units for the Balanced Portfolio Sub-account.

Access To Your Money
  You can have access to the money in your Contract:

1.by making a withdrawal (either a partial or a complete withdrawal);

2.by electing to receive Annuity Payments; or

3.when a death benefit is paid to your Beneficiary.

  Withdrawals can only be made during the Accumulation Period.

  When you make a complete withdrawal, you will receive the Contract Value on the Business Day you made the withdrawal, less any premium tax, less any pro rata Subscription fees and less any applicable Transaction Fees, GMWB Fees and GMDB Fees.

  You must tell Us which Investment Portfolios you want a partial withdrawal to come from. Under most circumstances, the amount of any partial withdrawal from any Investment Portfolio must be for at least $500. There is no minimum required if the partial withdrawal is pursuant to Our Systematic Withdrawal Program (see below). The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses--Transaction Fee".

  PHL Variable will pay the amount of any withdrawal from the Investment Portfolios within 7 days of your request in good order unless the Suspension of Payments or Transfers provision (see below) is in effect.

  A withdrawal may result in tax consequences (including an additional 10% tax penalty under certain circumstances).

Systematic Withdrawal Program
  The Systematic Withdrawal Program allows you to receive automatic payments either monthly, quarterly, semi-annually or annually. Subject to Our administrative procedures, you can instruct Us to withdraw a specific amount, which can be a percentage of the Contract Value, or a dollar amount. All systematic withdrawals will be withdrawn from the Investment Portfolios on a pro-rata basis, unless you instruct Us otherwise. You may elect to end the Systematic Withdrawal Program by notifying Us prior to the next systematic withdrawal. The Systematic Withdrawal Program will terminate automatically when the Contract Value is exhausted. We do not currently charge for the Systematic Withdrawal Program. The Company imposes a Transaction Fee for contributions and transfers into and withdrawals and transfers out of certain Investment Portfolios. For further information, see "Expenses--Transaction Fee". You should note that if the Systematic Withdrawal Program utilizes Transaction Fee portfolios there may be significant Transaction Fees imposed.

  Income taxes, tax penalties and certain restrictions may apply to systematic withdrawals.

Suspension of Payments or Transfers
  Payment of the Contract Value, attributable to the Separate Account, in a single sum upon a death claim, withdrawal or full surrender of the contract will ordinarily be made within at least 7 days after receipt of the written documentation in good order. However, we may postpone payment of the value of any Accumulation Units at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the Series is not reasonably practicable or it is not reasonably practicable to determine the Contract Value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.



Guaranteed Minimum Withdrawal Benefit (GMWB)
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  Subject to state approval, We offer a Guaranteed Minimum Withdrawal Benefit by rider attached to the Contract at issue. The rider can be issued to cover a single life, the "Single Life Option", or to cover the lives of two spouses, the "Spousal Life Option". The GMWB has a separate charge, is subject to restrictions and limitations described below, and may not provide any benefit to you under certain market conditions. You should review the rider carefully to be sure the benefit is something you want and should review the rider with your financial advisor.

  The GMWB guarantees a minimum amount that you will be able to withdraw from your contract, regardless of investment performance. The GMWB is intended to help protect you against poor market performance if you make withdrawals within the limits described below. GMWB does not establish or guarantee a Contract Value or in any way guarantee the investment performance of any investment option available under the contract. You may begin taking withdrawals immediately or at a later time. However, withdrawals prior to the Benefit Eligibility Date (the date your lifetime Annual Benefit Amount is available to you) will reduce your Benefit Base. You will not lose the guarantee if you don't make withdrawals or if you withdraw less than the limit allowed as specified below. If you do make withdrawals, income taxes, tax penalties or Transaction Fees may apply. A fee for this benefit is deducted on each Contract Anniversary. See the "Guaranteed Minimum Withdrawal Benefit Fee" in the Fee Tables section and refer to "Deductions and Charges" above.

  Currently We allow you to elect GMWB only on the Contract Date and only if you are 85 years old or younger. We may remove these restrictions in the future.

Asset Allocation Program Requirement
  If you purchase GMWB, you must select one of the Approved Asset Allocation programs through which to allocate your premium payments and Contract Values. You should consult with your registered representative when you initially select a program and periodically review your program with your registered representative to determine if you need to change programs. You may switch your current program or option to another approved Asset Allocation program, as well as to any modified or new programs or options the Company may make available. We reserve the right to restrict availability of investment options.

  Although you may cancel your participation in a program, you should consult your registered representative before doing so, as canceling the program will cause GMWB to terminate without value. You may later re-enroll in a program but re-enrollment will not reinstate GMWB if it has terminated. If a program is eliminated while GMWB is in effect, you will receive notice and you must choose, in consultation with your registered representative, among the other programs and options available.

  Descriptions of the programs are found in "Asset Allocation," above.

How the Benefit Works
  GMWB guarantees that each contract year after the Benefit Eligibility Date, you may take withdrawals up to the Annual Benefit Amount, until the first death of any Covered Person if the Single Life Option is in effect, or until the last death of any Covered Person if the Spousal Life Option is in effect, even if your Contract Value reduces to zero.

Important Terms and Conditions
  .  Benefit Eligibility Date

  The Benefit Eligibility Date is the date your lifetime Annual Benefit Amount is available to you.

  The Benefit Eligibility Date when the Single Life Option is in effect is the later of the date that this rider is added to the contract (the "Rider Date") and the Contract Anniversary on or following the date the youngest Covered Person attains age 60.

  The Benefit Eligibility Date when the Spousal Life Option is in effect is the later of the Rider Date or the Contract Anniversary on or following the date the youngest Covered Person attains age 65. If either spouse dies prior to the Benefit Eligibility Date, the Benefit Eligibility Date will be reset to the later of (a) the Contract Anniversary following the spouse's date of death, and
(b) the Contract Anniversary on or following the date the surviving spouse attains age 65.

  .  Covered Person

  The Covered Person is the person whose life is used to determine the duration of lifetime Annual Benefit Amount payments. The Covered Person must be a natural person; the owner, however, can be a non-natural person, e.g., a trust or corporation can be designated.

  .  Single Life Option

  Covered Person(s) can be one or more lives. If there is only one designated owner, that owner is the Covered Person. If there are multiple owners, all owners are Covered Persons. If none of the owners are a natural person, all Annuitants become the Covered Persons. The rider terminates upon the first death of the Covered Person(s).

  .  Spousal Life Option

  Covered Persons must be two legal spouses under Federal law. If there is only one designated owner, the Covered Persons must be the owner and the owner's spouse, and the spouse must be the sole beneficiary. If there are spousal owners, the Covered Persons must be the spousal owners, and they must both be the beneficiaries. You cannot elect the Spousal Life Option if you wish to designate multiple non-spousal owners, or ownership by a non-natural person. The rider terminates upon the last death of the Covered Persons.

  .  Benefit Base

  We determine the Benefit Base. The Benefit Base is used in calculating the Annual Benefit Amount. On the Rider Date, the Benefit Base equals the Contract Value. We will then recalculate the Benefit Base whenever any event described below occurs. The Maximum Benefit Base is shown on the Rider Specifications page of your Contract. The Benefit Base will never exceed the Maximum Benefit Base.

Additional Purchase Payments
  Purchase Payments made to the Contract during the 90-day period following the Rider Date (the "Inception Period"), increase the Benefit Base by the amount of the Purchase Payment on the Business Day We apply the payment, Additional Purchase Payments made after the Inception Period do not affect the Benefit Base. (See Appendix C--Guaranteed Minimum Withdrawal Benefit Examples ("Appendix C"), Example 1.)

Contract Anniversary (Automatic Step-Up Date)
  The Automatic Step-Up Date is every Contract Anniversary following the Rider Date. On each Automatic Step-Up Date, if applicable, We will compare the Contract Value to the Benefit Base. If the Contract Value is greater than the Benefit Base, We will automatically step-up the Benefit Base to equal the Contract Value, subject to the Maximum Benefit Base. If, however, the Automatic Step-Up has been suspended, as described below, no Automatic Step-Up will occur.

  We may prospectively increase the fee percentage on the effective date of any Automatic Step-Up, subject to the maximum fee percentage of 3.00%. If there is an increase in the fee percentage, We will notify you at least 30 days prior to the Contract Anniversary. You can decline the increase by contacting Us no later than seven days prior to the Contract Anniversary. If you decline the fee increase, the Automatic Step-up feature will be suspended immediately and your fee percentage will remain unchanged. Once your Automatic Step-up is suspended, you will no longer be eligible for any future Automatic Step-up unless you later request in writing to reactivate it. After We receive your request for reactivation, the Automatic Step-up will resume on the following Contract Anniversary and the fee percentage effective at that time will apply. (See Appendix C, Example 2)

Withdrawals* Prior to Benefit Eligibility Date
  Prior to the Benefit Eligibility Date, any withdrawal, including withdrawals taken to meet Required Minimum Distributions ("RMD"s), will reduce the Benefit Base in the same proportion as the Contract Value is reduced. (See Appendix C, Examples 3, 4 and 5)

Withdrawals* On or After Benefit Eligibility Date
  If withdrawals are made from the Contract Value on or after the Benefit Eligibility Date, the Benefit Base may be reduced, depending on the amount of the withdrawal. (See Appendix C, Example 6)

  . If cumulative withdrawals in any Contract Year are less than or equal to the Annual Benefit Amount then in effect, the Benefit Base will not be reduced.

  . If a withdrawal causes the cumulative withdrawals during a Contract Year to exceed the Annual Benefit Amount, the amount withdrawn in excess of the Annual Benefit Amount and any subsequent withdrawals in that Contract Year are all considered excess withdrawals. Each excess withdrawal will reduce the Benefit Base in the same proportion as the Contract Value is reduced by the excess withdrawal.

  . You should know that, currently, withdrawals taken to meet Required Minimum Distribution requirements as defined by the Internal Revenue Code are not considered to exceed the Annual Benefit Amount and therefore do not reduce the Benefit Base. However, we may change this rule at our discretion in which case such withdrawals taken following this change may be considered excess withdrawals as described below.

     For IRA and qualified plan contracts, cumulative withdrawals during a contract year will be considered excess withdrawals only if they exceed the greatest of (a), (b) and (c), where:

    (a) =the current Annual Benefit Amount;

    (b) =the RMD for the 1/st/ calendar year during the contract year; and

    (c) =the RMD for the 2/nd/ calendar year during the same contract year.

     Required Minimum Distribution is the amount defined by the Internal Revenue Code section 401(a)(9) and regulations thereunder. The amount of the RMD for this contract will depend on a number of factors, including the account balance, age of the policyowner and value of all benefits under the contract.

*Withdrawals
  The Subscription Fee, Transaction Fees, Transfer Fees, the GMWB fee, and any fees up to 1.50% of the Contract Value charged by any Financial Advisor you hire will not be considered withdrawals for the purposes of calculating the values under the GMWB and will not reduce the Benefit Base. However, any Advisor Fees in excess of 1.50% of the Contract Value and any other fees or charges will be considered withdrawals and may reduce the Benefit Base.

  .  Annual Benefit Amount

  If your Contract Value is greater than zero, the Annual Benefit Amount represents the maximum amount you can withdraw each Contract Year after the Benefit Eligibility Date without reducing the Benefit Base. If your Contract Value decreases to zero, the Annual Benefit Amount represents the annual lifetime amount We will pay you under a GMWB Option.

  Prior to the Benefit Eligibility Date, the Annual Benefit Amount is equal to zero. On the Benefit Eligibility Date, the Annual Benefit Amount is equal to 5% multiplied by the Benefit Base. The Annual Benefit Amount is recalculated on the date of each Purchase Payment during the Inception Period, on each Rider Anniversary following the Benefit Eligibility Date and on the date the Contract Value decreases to zero. On the date of any recalculation, the Annual Benefit amount is equal to 5% multiplied by the Benefit Base. The Annual Benefit Amount may never be less than zero.

Contract Value Decreases to Zero
  On the date the Contract Value decreases to zero, the Contract terminates and all rights under the Contract and the rider terminate other than as described below. We will pay you an amount each year equal to the Annual Benefit Amount, until the first death of the Covered Person(s) for Single Life Option, or until the last death of the Covered Persons for the Spousal Life Option. We will automatically make monthly payments equal to one-twelfth of the Annual Benefit Amount. We may change the payment frequency to annual if the monthly payment would otherwise be less than Our minimum payment requirement.

  If the Contract Value decreases to zero before the Benefit Eligibility Date, We will calculate the Annual Benefit Amount. The new Annual Benefit Amount is equal to the Annual Benefit Percentage multiplied by the Benefit Base at the time the Contract Value decreases to zero. Monthly payments, however, will not commence until one month after the Benefit Eligibility Date.

  If the Contract Value decreases to zero on or after the Benefit Eligibility Date, monthly payments will commence one month after the Contract Value decreases to zero.

Cancellation
  You may cancel the rider at any time in writing in a form acceptable to Us. Once cancelled, all rights and benefits under the rider terminate. We will assess the current year rider fee at time of cancellation prorated by the time elapsed since the last Contract Anniversary. Past rider fees will not be refunded.

Termination of Benefit
  This benefit will terminate without value on the occurrence of any of the following dates:

  . the date of first death of the Covered Person(s) for the Single Life Option, or the date of last death of the Covered Persons for the Spousal Life Option;

  . the date there is a change of contract Owner or Joint Owner (or Covered Person if any Owner is a non-natural person);

  .  the Annuity Date;

  .  the date the Contract to which this benefit is attached terminates;

  .  the date any investment restriction is violated;

  . the date both the Contract Value and Benefit Base have been reduced to zero; or

  .  the date the Contract Owner(s) elect in writing to terminate the benefit.

Death Benefit
--------------------------------------------------------------------------------

Upon Your Death During the Accumulation Period
  If you, or your Joint Owner, die before Annuity Payments begin, We will pay a death benefit to your Beneficiary. If you have a Joint Owner, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. The terms of the payment of the death benefit will be controlled by section 72(s) or 401(a)(9) of the Internal Revenue Code.

  The Contract Value for purposes of calculating any Death Benefit Amount will be determined as of the Business Day We receive due proof of death and an election for the payment method (see below). After the Death Benefit Amount is calculated, it will remain in the Investment Portfolios until distribution begins. Until We distribute the Death Benefit Amount, the Death Benefit Amount in the Investment Portfolios will be subject to investment risk, which is borne by the Beneficiary. However, it is our general practice to distribute the Death Benefit Amount within 24 hours of the date we receive due proof of death and an election for the payment method in good order. If you designate multiple beneficiaries, upon payment of the Death Benefit Amount to the first beneficiary, the remaining Death Benefit Amount will be placed in a money market account until We receive an election for the payment of the remaining Death Benefit Amount. (See also "Suspension of Payments or Transfers.")

Standard Death Benefit Amount During the Accumulation Period
  The Death Benefit Amount will be the Net Contract Value at the time We receive due proof of death and a payment election.

Optional Guaranteed Minimum Death Benefit Amount During the Accumulation Period

  For an extra fee, at the time you purchase the Contract, you can choose the optional Guaranteed Minimum Death Benefit. In general terms, this option will provide you a benefit if you die at a time when your contract value is less than the purchase payments you have made. If you elect this benefit your death benefit will be equal to the Guaranteed Minimum Death Benefit. This benefit may only be elected if you have not attained age 81. Under this benefit, if you die prior to the Contract Anniversary immediately following your attaining age 90, the Guaranteed Minimum Death Benefit Amount will be the greater of:


   (1)the GMDB Base; and

   (2)the Net Contract Value as of the Business Day We receive due proof of death and a payment election.


  The GMDB Base equals the total of all Purchase Payments less the sum of all Adjusted Partial Withdrawals and any premium taxes, as applicable. Generally, it will be increased by additional Purchase Payments and will be decreased by partial withdrawals. (See below for an explanation of the impact of a partial withdrawal at a time when the GMDB Base is greater or less than your Contract Value.)


  If death occurs on or after the Contract Anniversary immediately following your attaining age 90 (for Joint Owners, the age of the oldest Owner or Annuitant, if applicable, controls), the Guaranteed Minimum Death Benefit rider provides no additional death benefit other than what is provided under the base contract. In this case, the Guaranteed Minimum Death Benefit Amount will be equal to the Net Contract Value as of the Business Day we receive due proof of death and a payment election. On the Contract Anniversary immediately following your attaining age 90, no further GMDB Fee will be deducted.

  If Joint Owners are named, the Guaranteed Minimum Death Benefit Amount is determined based on the age of the oldest Owner and is payable on the first death. If the Owner is a non-natural person, the death of an Annuitant will be treated as the death of the Owner. If more than one Annuitant is named, the Guaranteed Death Benefit Amount is determined based on the age of the oldest Annuitant and is payable on the first death.

  If you take a partial withdrawal at a time when the GMDB Base is greater than your Contract Value, then your GMDB Base will be reduced by the percentage of the Contract Value withdrawn. Therefore, since you are making a withdrawal at a time when the GMDB Base is greater than the Contract Value, although the percentage reduction will be the same, the amount the GMDB Base will be reduced will be greater than the amount of the withdrawal.

For example:

                         GMDB Base:           $150,000
                         Contract Value:      $100,000
                         Partial Withdrawal:  $ 50,000

  The Contract Value is reduced by 50% as a result of the $50,000 withdrawal. Therefore, the GMDB Base will be reduced by 50% or $75,000. In this case, the GMDB Base is reduced by an amount greater ($75,000) than the amount withdrawn ($50,000).


  If you take a partial withdrawal at a time when the GMDB Base is less than your Contract Value, then your GMDB Base will be reduced by the percentage of the Contract Value withdrawn. Therefore, since you are making a withdrawal at a time when the GMDB Base is less than the Contract Value, although the percentage reduction will be the same, the amount the GMDB Base will be reduced will be less than the amount of the withdrawal.

For example:



                         GMDB Base:           $100,000
                         Contract Value:      $200,000
                         Partial Withdrawal:  $ 50,000



  The Contract Value is reduced by 25% as a result of the $50,000 withdrawal. Therefore, the GMDB Base will be reduced by 25% or $25,000. In this case, the GMDB Base is reduced by an amount less ($25,000) than the amount withdrawn ($50,000).


  Unless the Owner has previously elected a death benefit payment option, a Beneficiary who is a spouse of the deceased Owner may elect to continue the Contract in his or her own name at the then current Guaranteed Death Benefit Amount, which amount shall be deemed to be the initial Purchase Payment for purposes of the GMDB Base of the continued Contract.

  The optional Guaranteed Minimum Death Benefit will terminate without value on the occurrence of any of the following:

   (1)the date there is a change of owner or joint owner (or annuitant if any owner is a non-natural person);

   (2)the Annuity Date;

   (3)the date the Contract terminates;

   (4)the date the Contract Value decreases to zero;

  Once cancelled, all rights and benefits under the optional GMDB terminate. We will assess the current year GMDB Fee at the time of cancellation prorated by the time elapsed for the Contract Year. Past GMDB Fees will not be refunded. The GMDB may not be available in all states.

Payment of the Death Benefit During the Accumulation Period
  For contracts issued not in connection with qualified plans or IRAs, all death benefits will be paid so as to comply with section 72(s) of the Internal Revenue Code. Unless already selected by you, a Beneficiary must elect to have the Death Benefit Amount paid under one of the options described below in the event of the death of the Owner or Joint Owner during the Accumulation Period, (including, without limitation, non-qualified stretch options).

  Option 1--lump sum payment of the Death Benefit Amount; or

  Option 2--the payment of the entire Death Benefit Amount within 5 years of the date of death of the Owner or Joint Owner; or

  Option 3--payment of the Death Benefit Amount under an Annuity Option over the lifetime of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution at least annually, beginning within 1 year of the date of the death of the Owner or any Joint Owner.

  Unless you have previously designated one of the payment options above, a Beneficiary who is a spouse of the deceased Owner may elect to:

   . continue the Contract in his or her own name at the then current Death Benefit Amount;

   .   elect a lump sum payment of the Death Benefit Amount; or

   .   apply the Death Benefit Amount to an Annuity Option.

  A "spouse" is as defined under Federal law and specifically does not include a Civil Union or Domestic Partner.

  If a lump sum payment is requested, the Death Benefit Amount will be paid within 7 days, unless the Suspension of Payments or Transfers provision is in effect. Payment to the Beneficiary, in any other form than a lump sum, may only be elected during the 60 day period beginning with the date of receipt by Us of due proof of death. If the spouse elects to continue the Contract, the Death Benefit Amount otherwise payable will be the initial Purchase Payment for the purpose of determining benefits under the Contract for the continuing spouse.

Death of Contract Owner During the Annuity Period
  If you or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining Annuity Payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's or Joint Owner's death. Upon the Owner's death during the Annuity Period, the Beneficiary becomes the Owner. Upon the death of any Joint Owner during the Annuity Period, the surviving Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

Death of Annuitant
  If the Annuitant, who is not an Owner or Joint Owner, dies during the Accumulation Period, you, the Owner, will automatically become the Annuitant. A change of Annuitant by the Owner may result in a taxable event. You may designate a new Annuitant subject to Our approval. If the Owner is a non-natural person (for example, a corporation), then the death of the Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.

  Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as provided for in the Annuity Option selected. The death benefit will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

Annuity Payments (The Annuity Period)
--------------------------------------------------------------------------------

  Under the Contract you can receive regular income payments. We call these payments Annuity Payments. You can choose the date on which the Annuity Payments begin. We call that date the Annuity Date. The Annuitant is the person whose life We look to when We determine Annuity Payments.

  You can select any Annuity Date provided it is a date after the end of the Free Look Period. The Annuity Date must be at least two (2) years after the Contract Date, but may not be later than the maximum date permitted under applicable state law.

  For a Contract held as an IRA, the Annuity Date may not be later than April 1 of the year after the year in which the Annuitant attains age 70 1/2 .

  You can also choose among income plans. We call those Annuity Options. You can select an Annuity Option. You can change it at any time prior to 30 days before the Annuity Date. If you do not choose an Annuity Option, We will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

  During the Annuity Period, you can choose to have fixed Annuity Payments (these payments will come from PHL Variable's general account), variable Annuity Payments (these payments will be based on the performance of the Investment Portfolios) or a combination of both. If you choose a fixed Annuity Option, your Account Value is placed in Our general account. Our general account is not registered under the federal securities laws and it is generally not subject to its provisions. If you choose a fixed Annuity Option, the minimum guaranteed interest rate is not less than that disclosed in your Contract. See your Contract for more information regarding the Fixed Account. If you do not tell Us otherwise, your Annuity Payments will be based on the investment allocations that were in place on the Annuity Date.

Annuity Payment Amount
  If you choose to have any portion of your Annuity Payments based on the performance of the Investment Portfolio(s), the dollar amount of your Annuity Payment will depend upon:

   1)the Contract Value or the Death Benefit Amount (if the Annuity Option is selected to pay the Death Benefit Amount) applied to an Annuity Option on the Annuity Date;

   2)the 3% or 5% (as you selected) assumed investment rate (AIR) performance used in the annuity table for the Contract;

   3)the performance of the Investment Portfolio(s) you selected, less any applicable Transaction Fees; and

   4)the Annuity Option you select.

  For contracts held in connection with an IRA or qualified plan, there are required minimum distribution requirements in Code section 401(a)(9).

  No Transaction Fees are imposed when We make withdrawals to fund an Annuity Payment. Transaction Fees are incurred if you instruct Us to transfer money into or transfer money out of Investment Portfolio(s) upon which We impose Transaction Fees. For further information, see "Expenses--Transaction Fee".

  You can choose either a 3% or a 5% assumed investment rate (AIR). If the actual performance exceeds the 3% or 5% (as you selected) AIR, your Annuity Payments will increase. Similarly, if the actual performance is less than 3% or 5% (as you selected) AIR, your Annuity Payments will decrease. Using a higher AIR results in a higher initial Annuity Payment, but later Annuity Payments will increase more slowly when the investment performance rises and decrease more rapidly when investment performance decreases.

  On the Annuity Date, the Contract Value, less any premium tax, less the applicable Subscription Fee and less any applicable Transaction Fees will be applied under the Annuity Option you selected.

  Annuity Payments are made monthly unless you have less than $5,000 to apply toward purchasing an Annuity Option. In that case, We may make a single lump sum payment to you instead of Annuity Payments. Likewise, if your Annuity Payments would be less than $50 a month, We have the right to change the frequency of payments so that your Annuity Payments are at least $50.

  Unless you notify Us otherwise, We will pay the Annuity Payments to you. You can change the payee at any time prior to the Annuity Date. Income from any distribution will be reported to you for tax purposes.

Annuity Options
  You can choose one of the following Annuity Options or any other Annuity Option which is acceptable to Us. After Annuity Payments begin, you cannot change the Annuity Option.

  Option 1. Income for Life. We will pay monthly Annuity Payments during the lifetime of the Annuitant. We will stop making payments when the Annuitant dies.

  Option 2. Income For Life With Payment Guaranteed for a Fixed Number of Years. We will make monthly Annuity Payments so long as the Annuitant is alive. However, when the Annuitant dies, if We have made Annuity Payments for less than the guaranteed period you selected (5, 10 or 20 years), We will then continue to make Annuity Payments to the Beneficiary for the rest of the guaranteed period. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant's death. However, after the Annuitant dies, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death) discounted at the assumed investment rate (AIR) for a variable Annuity Option.

  Option 3. Income for a Specified Period. We will make monthly Annuity Payments for a fixed period of time (3 to 20 years). When the Annuitant dies, any amount remaining will be paid to the Beneficiary. Annuity Payments to the Beneficiary will be made at least as rapidly as under the method of payment being used at the time of the Annuitant's death. However, the Beneficiary may elect to receive a single lump sum payment which will be equal to the present value of the remaining Annuity Payments (as of the date of proof of death) discounted at the assumed investment rate (AIR) for a variable Annuity Option.

  Option 4. Joint and Survivor Income for Life. We will make monthly Annuity Payments so long as the Annuitant and a joint Annuitant are both alive. When either of these people die, the amount of the Annuity Payments We will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that We would have paid if both were alive.

Federal Income Taxes
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  Note: PHL Variable has prepared the following information on taxes as a general discussion of the subject. Further information on taxes is contained in the Statement of Additional Information. It is not intended as tax advice to any specific individual. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract. You should consult your tax adviser about your own circumstances.

Introduction
  The contracts are designed for use with retirement plans which may or may not be tax-qualified plans ("qualified plans") or Individual Retirement Annuities
(IRAs) under the provisions of the Internal Revenue Code of 1986, (the "Code"). The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the contract owner, annuitant or beneficiary depends on our income tax status, on the type of retirement plan for which the contract is purchased, and upon the income tax and employment status of the individual concerned.

  The following discussion is general in nature and is not intended as individual tax advice. The income tax rules are complicated and this discussion is intended only to make you aware of the issues. Each person should consult an independent tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the tax status of the contracts or any transactions involving the contracts either currently or in the future. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. From time to time, there are proposals in Congress that would impact the taxation of annuity contracts and/or qualified plans; if enacted, these changes could be retroactive. At this time, we do not have any specific information about any pending proposals that could affect this contract. For a discussion of federal income taxes as they relate to the funds, please see the fund prospectuses.

Income Tax Status
  We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Separate Account is not a separate entity from PHL Variable and its operations form a part of PHL Variable, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the contract value. Under existing federal income tax law, the Separate Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

Taxation of Annuities in General--Nonqualified Plans
  Section 72 of the Code governs taxation of annuities. In general, a contract owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. In certain cases, the increase in value may be subject to tax currently; see "Distribution-at-Death Rules," "Contracts Owned by Non-Natural Persons," "Owner Control" and "Diversification Standards" below.

  As the owner of the contract, you may elect one of the available death benefit guarantees under the contract. One or more of the options available may, in some cases, exceed the greater of the sum of premium payments or the contract value. The IRS may take the position with respect to these death benefit guarantees that they are not part of the annuity contract. In such a case, the charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchase payments for the contract would not be deductible. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit guarantee under this contract or any amendments, benefits or endorsements to the contract.

Surrenders or Withdrawals Prior to the Contract Maturity Date
  Code Section 72 provides that a withdrawal or surrender of the contract prior to the contract maturity date will be treated as taxable income to the extent the amounts held under the contract exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of purchase payments by or on behalf of an individual under a contract that have not been excluded from the individual's gross income.

  The taxable portion is taxed as ordinary income in an amount equal to the value of the amount received in excess of the "investment in the contract" on account of a withdrawal or surrender of a contract. For purposes of this rule, a pledge, loan or assignment of a contract is treated as a payment received on account of a withdrawal from a contract.

Surrenders or Withdrawals On or After the Contract Maturity Date
  Upon receipt of a lump sum payment under the contract, the recipient is taxed on the portion of the payment that exceeds the investment in the contract. Ordinarily, such taxable portion is taxed as ordinary income.

  For amounts received as an annuity, which are amounts payable at regular intervals over a period of more than one full year from the date on which they are deemed to begin, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income.

  Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain types of qualified plans, there may be no investment in the contract resulting in the full amount of the payments being taxable. For annuities issued in connection with qualified employer retirement plans, a simplified method of determining the exclusion ratio applies. This simplified method does not apply to IRAs.

  Withholding of federal income taxes on all distributions may be required unless the recipient properly elects not to have any amounts withheld and notifies our Annuity Operations Division of that election on the required forms and under the required certifications. Certain contract owners cannot make this election.

Penalty Tax on Certain Surrenders and Withdrawals--Nonqualified contracts
  Amounts surrendered, withdrawn or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the contract owner (or where the contract owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary;
(iv) from certain qualified plans (such distributions may, however, be subject to a similar penalty under Code Section 72(t) relating to distributions from qualified retirement plans and to a special penalty of 25% applicable specifically to SIMPLE IRAs or other special penalties applicable to Roth
IRAs); (v) allocable to investment in the contract before August 14, 1982;
(vi) under a qualified funding asset (as defined in Code Section 130(d));
(vii) under an immediate annuity contract (as defined in Code
Section 72(u)(4)); or (viii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

  Separate tax withdrawal penalties apply to qualified plans.

  See "Penalty Tax on Certain Surrenders and Withdrawals from Qualified Plans."

Additional Considerations
Distribution-at-Death Rules
  In order to be treated as an annuity contract for federal income tax purposes, a contract must provide the following two distribution rules: (a) if the contract owner dies on or after the contract maturity date, and before the entire interest in the contract has been distributed, the remainder of the contract owner's interest will be distributed at least as rapidly as the method in effect on the contract owner's death; and (b) if a contract owner dies before the contract maturity date, the contract owner's entire interest generally must be distributed within five (5) years after the date of death, or if payable to a designated beneficiary, may be annuitized over the life or life expectancy of that beneficiary and payments must begin within one (1) year after the contract owner's date of death. If the beneficiary is the spouse of the contract owner, the contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as contract owner. Similar distribution requirements apply to annuity contracts under qualified plans. However, a number of restrictions, limitations and special rules apply to qualified plans and contract owners should consult with their tax advisor.

  If the primary annuitant, which is not the contract owner, dies before the maturity date, the owner will become the annuitant unless the owner appoints another annuitant. If the contract owner is not an individual, the death of the primary annuitant is treated as the death of the contract owner. In addition, when the contract owner is not an individual, however, a change in the primary annuitant is treated as the death of the contract owner. Finally, in the case of non-spousal joint contract owners, distribution will be required at the earliest death of any of the contract owners.

  If the contract owner or a joint contract owner dies on or after the maturity date, the remaining payments, if any, under the Annuity Payment Option selected will be made at least as rapidly as under the method of distribution in effect at the time of death.

  Any death benefits paid under the contract are taxable to the beneficiary at ordinary rates to the extent amounts exceed investment in the contract. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply whether the death benefits are paid as lump sum or annuity payments. Estate taxes may also apply.

Transfer of Annuity Contracts
  Transfers of nonqualified contracts prior to the maturity date for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger tax to the contract owner on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner's income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Contracts Owned by Non-Natural Persons
  If a non-natural person (for example, a corporation) holds the contract, the income on that contract (generally the increase in the net surrender value less the premium payments paid) is includable in income each year. The rule does not apply where the non-natural person is an agent for a natural person, such as a trust in which the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under a qualified plan, a TSA program or an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan.

Section 1035 Exchanges
  Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. For non-qualified contracts, the contract proceeds must be transferred directly from one insurer to another insurer; they cannot be sent to the policyowner by the original insurer and then transmitted from the policyowner to the new insurer. For IRA and qualified plan contracts, the proceeds can be transmitted through the policyowner is specific conditions are met. Exchanges are permitted of entire the entire contract or a portion of the contract. Numerous rules and procedures apply to Code Section 1035 transactions. Prospective contract owners wishing to take advantage of Code
Section 1035 should consult their tax advisors.

Multiple Contracts
  Code Section 72(e)(12)(A)(ii) provides that for purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer (or affiliate) to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract maturity date, such as a withdrawal, dividend or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such contracts.

  The U.S. Treasury Department has specific authority to issue regulations that prevent the avoidance of Code Section 72(e) through the serial purchase of annuity contracts or otherwise. In addition, there may be situations where the Treasury may conclude that it would be appropriate to aggregate two or more contracts purchased by the same contract owner. Accordingly, a contract owner should consult a competent tax advisor before purchasing more than one annuity contract in the same year.

Owner Control
  For variable contracts, tax deferral depends on the insurance company and not you having control of the assets held in the separate accounts. You can allocate account values from one fund of the separate account to another but you cannot direct the investments each fund makes. If you have too much "investor control" of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn.

  In 2003, the IRS in Revenue Ruling 2003-91, issued formal guidance that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors, including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment. The Revenue Ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment but stated that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

  The Revenue Ruling considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the contract owners could exercise over the investment assets held by the insurance company under the variable contracts was not sufficient to cause the contract owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under this contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract, or agreement between the contract owner and PHL Variable regarding the availability of a particular investment option and, other than the contract owner's right to allocate premium payments and transfer funds among the available subaccounts, all investment decisions concerning the subaccounts will be made by us or an advisor in its sole and absolute discretion.

  At this time, it cannot be determined whether additional guidance will be provided by the U.S. Treasury on this issue and what standards may be contained in such guidance. Should the U.S. Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between or among underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment under section 72 of the Internal Revenue Code, PHL Variable reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Diversification Standards
Diversification Regulations
  To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter, the series' total assets be invested in no more than:

  55% in any 1 investment

  70% in any 2 investments

  80% in any 3 investments

  90% in any 4 investments

  A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Separate Account, and each series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

  The Treasury Department has indicated that the Diversification Regulations do not provide exclusive guidance regarding the circumstances in which contract owner control of the investments of the Separate Account will cause the contract owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the contract.

  We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

Diversification Regulations and Qualified Plans
  Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. All of the qualified plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified plan contracts from application of the diversification rules, all investments of the PHL Variable Qualified Plan Contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for nonqualified contracts as well as qualified plan contracts.

Taxation of Annuities in General--Qualified Plans
  The contracts may be used with several types of IRAs and qualified plans:
Section 403(b) contracts (also referred to as Tax-Sheltered Annuities (TSAs) or Tax-Deferred Annuities (TDAs)), Roth 403(b) contracts, Traditional IRAs, SEP IRAs, SIMPLE IRAs, SARSEP IRAs, Roth IRAs, Corporate Pension and Profitsharing Plans and State Deferred Compensation Plans will be treated, for purposes of this discussion, as qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made here to provide more than general information about the use of the contracts with the various types of qualified plans. PHL Variable reserves the right at any time to discontinue the availability of this contract for use with qualified plans.

  Participants under such qualified plans as well as contract owners, annuitants and beneficiaries, are cautioned that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the contract issued in connection therewith. For example, PHL Variable will accept beneficiary designations and payment instructions under the terms of the contract without review as to whether spousal consent may be required under the Retirement Equity Act (REA). Consequently, a contract owner's beneficiary designation or elected annuity payment options that do not follow the REA may not be enforceable.

  As the owner of the contract, you may elect one of the available death benefit guarantees under the contract. We are of the opinion that the death benefit guarantees available under the contract are part of the annuity contract. One or more of the death benefit guarantees available may exceed the greater of the sum of premium payments or the contract value. The contract and its amendments, benefits or endorsements (together referred to herein as the "contract") have not been reviewed by the IRS for qualification as an IRA or any other qualified plan. Moreover, the IRS has not addressed in a ruling of general applicability whether a death benefit option such as those available under the contract complies with the qualification requirements for an IRA or any other qualified plan. The language in the endorsements is intended to comply with the IRS model language provided under the List of Required Modifications (LRMs). There is no IRS requirement that the endorsements be approved by the IRS.

  There is a risk that the IRS would take the position that one or more of the death benefit guarantees are not part of the annuity contract. In such a case, charges against the cash value of the annuity contract or charges withheld from a rollover for the benefits would be considered distributions subject to tax, including penalty taxes, and charges withheld from purchases for the contract would not be deductible. While we regard the death benefit guarantees available for your election under the contract as a permissible benefit under an IRA, the IRS may take a contrary position regarding tax qualification resulting in deemed distributions and penalty taxes. If the IRS were to take this position, we would take all reasonable steps to avoid this result, which would include the right to amend the contract, with appropriate notice to you. You should consult with your tax advisor before electing a death benefit option under this contract for an IRA or other qualified plan. Certain death benefit guarantees may be purchased under your contract.

  IRA's and other qualified contracts generally may not invest in life insurance contracts. If you own an IRA or other qualified contract and purchase these death benefit guarantees, the IRS may consider these benefits "incidental death benefits." The IRC imposes limits on the amount of the incidental death benefits allowable for qualified contracts. If the death benefit(s) selected are considered to exceed these limits, the benefit(s) could result in taxable income to the owner of the IRA or qualified contract. Furthermore, the Code provides that the assets of an IRA (including a traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not be invested in life insurance, but may provide, in the case of death during the accumulation phase, for a death benefit payment equal to the greater of sum of premium payments (less withdrawals) or contract value. This contract offers death benefits which may exceed the greater of sum of premium payments (less withdrawals) or contract value. If the IRS determines that these benefits are providing life insurance, the contract may not qualify as an IRA (including traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) or other qualified contract. That determination could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract.

  Distributions from qualified plans, including section 403(b) contracts eligible to be rolled over to new contracts but which are paid to the policyowner directly generally will be subject to 20 percent income tax withholding. Mandatory withholding can be avoided only if the employee arranges for a direct rollover to another qualified pension or profit-sharing plan or to an IRA. The new mandatory withholding rules apply to all taxable distributions from qualified plans or TSAs (not including IRAs), except (a) distributions required under the Code, (b) substantially equal distributions made over the life (or life expectancy) of the employee, or for a term certain of 10 years or more and (c) the portion of distributions not includable in gross income (i.e., return of after-tax contributions).

  The contracts sold by PHL Variable in connection with certain qualified plans will utilize annuity tables that do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain nonqualified deferred compensation plans.

  Numerous changes have been made to the income tax rules governing qualified plans as a result of legislation enacted during the past several years, including rules with respect to: coverage, participation, maximum contributions, required distributions, penalty taxes on early or insufficient distributions and income tax withholding on distributions. The following are general descriptions of the various types of qualified plans and of the use of the contracts in connection therewith.

Tax Sheltered Annuities ("TSAs"), Tax Deferred Annuities ("TDAs), Section 403(b)
  Code Section 403(b) permits public school systems and certain types of charitable, educational and scientific organizations, generally specified in Code Section 501(c)(3), to purchase annuity contracts on behalf of their employees and, subject to certain limitations, allows employees of those organizations to exclude the amount of payments from gross income for federal income tax purposes. These annuity contracts are commonly referred to as TSAs, TDAs, or 403(b)s.

  Code Section 403(b)(11) imposes certain restrictions on a contract owner's ability to make withdrawals from, or surrenders of, Code Section 403(b) Contracts, if the cash withdrawn is attributable to payments made under a salary reduction agreement. Specifically, Code Section 403(b)(11) allows a contract owner to make a surrender or withdrawal only (a) when the employee attains age 59 1/2, separates from service, dies or becomes disabled (as defined in the Code), or (b) in the case of hardship. In the case of hardship, the distribution amount cannot include any income earned under the contract. Code Section 403(b)(11) applies only with respect to distributions from Code
Section 403(b) Contracts which are attributable to assets other than assets held as of the close of the last year beginning before January 1, 1989. Thus, the distribution restrictions do not apply to assets held as of December 31, 1988.

  In addition, in order for certain types of contributions under a Code
Section 403(b) Contract to be excluded from taxable income, the employer must comply with certain nondiscrimination requirements. The responsibility for compliance is with the employer and not with the issuer of the underlying annuity contract.

  If certain contractual requirements are met loans may be made available under Internal Revenue Code Section 403(b) tax-sheltered annuity programs. A loan from a participant's contract value may be requested only if we make loans available with the contract and if the employer permits loans under their tax-sheltered annuity program. There are specific limits in the Code on the amount of the loan and the term of the loan. It is not the responsibility of policy issuer (PHL Variable) to monitor compliance with these requirements.

  If we are directed by the participant, the loan may be taken from specific subaccounts. Otherwise, the loan is taken proportionately from all subaccounts. The loan must be at least $1,000 and the maximum loan amount is the greater of:
(a) 90% of the first $10,000 of contract value minus any withdrawal charge; and
(b) 50% of the contract value minus any withdrawal charge. The maximum loan amount is $50,000. If loans are outstanding from any other tax-qualified plan, then the maximum loan amount of the contract may be reduced from the amount stated above in order to comply with the maximum loan amount requirements under
Section 72(p) of the Code. Amounts borrowed from the GIA are subject to the same limitations as applies to transfers from the GIA; thus no more than the greatest of $1000 and 25% of the contract value in the GIA may be borrowed at any one time.

  Interest will be charged on the loan, in the amount set forth in the contract. This interest is payable to PHL Variable. Loan repayments will first pay any accrued loan interest. The balance will be applied to reduce the outstanding loan balance and will also reduce the amount of the Loan Security Account by the same amount that the outstanding loan balance is reduced. The Loan Security Account is part of the general account and is the sole security for the loan. It is increased with all loan amounts taken and reduced by all repayments of loan principal. The balance of loan repayments, after payment of accrued loan interest, will be credited to the subaccounts of the Separate Account or the GIA in accordance with the participant's most recent premium payments allocation on file with us.

  Under Code section 72(p), if a loan payment is not paid within 90 days after the payment was due, then the entire loan balance plus accrued interest will be in default. In the case of default, the outstanding loan balance plus accrued interest will be deemed a distribution for income tax purposes, and will be reported as such pursuant to Internal Revenue Code requirements. At the time of such deemed distribution, interest will continue to accrue until such time as an actual distribution occurs under the contract.

Keogh Plans
  The Self-Employed Individual Tax Retirement Act of 1962, as amended permitted self-employed individuals to establish "Keoghs" or qualified plans for themselves and their employees. The tax consequences to participants under such a plan depend upon the terms of the plan. In addition, such plans are limited by law with respect to the maximum permissible contributions, distribution dates, nonforfeitability of interests, and tax rates applicable to distributions. In order to establish such a plan, a plan document must be adopted and implemented by the employer, as well as approved by the IRS.

Individual Retirement Annuities
  Code Sections 408 and 408A permit eligible individuals to contribute to individual retirement programs known as "Traditional IRAs", "Roth IRAs", "SEP IRA", "SARSEP IRA", "SIMPLE IRA", and "Deemed IRAs", .Each of these different types of IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Participant loans are not allowed on IRA contracts.

  Details about each of these different types of IRAs are included in the respective contract endorsements.

Corporate Pension and Profit-Sharing Plans
  Code Section 401(a) permits corporate employers to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includable in the gross income of the employee until distributed from the Plan. The tax consequences to participants may vary depending upon the particular Plan design. However, the Code places limitations and restrictions on all Plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. Participant loans are not allowed under the contracts purchased in connection with these Plans. Purchasers of contracts for use with Corporate Pension or Profit-sharing Plans should obtain independent tax advice as to the tax treatment and suitability of such an investment.

Deferred Compensation Plans With Respect to Service for State and Local Governments and Tax Exempt Organizations
  Code Section 457 provides for certain deferred compensation plans with respect to service for state and local governments and certain other entities. The contracts may be used in connection with these plans; however, under these plans if issued to tax exempt organizations, the contract owner is the plan sponsor, and the individual participants in the plans are the annuitants. Under such contracts, the rights of individual plan participants are governed solely by their agreements with the plan sponsor and not by the terms of the contracts.

Tax on Surrenders and Withdrawals from Qualified Plans and IRAs
  In the case of a withdrawal under a qualified plan, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's after-tax cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified plan. For many qualified plans, the individual will have no after-tax contributions and the entire amount received will be taxable. For Roth IRAs, if certain conditions are met regarding holding periods and age of the policyowner, the withdrawals are received without tax.

  Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 Section 403(b) contracts and Individual Retirement Annuities other than Roth IRAs. The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the contract owner's participation in the SIMPLE IRA. These penalty taxes are in addition to any income tax due on the distribution.

  To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible qualified plan; no tax penalty will be imposed.

  The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the contract owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the contract owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
(c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the contract owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such contract owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions to a contract owner or annuitant (as applicable) who has separated from service after he has attained age 55; (e) distributions made to the contract owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the contract owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner and his or her spouse and dependents if the contract owner has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner has been reemployed for at least 60 days); (h) distributions from IRAs for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the contract owner, spouse, children or grandchildren of the contract owner; and
(i) distributions from retirement plans to individuals called to active military duty. The exceptions stated in items (d) and (f) above do not apply in the case of an IRA. The exception stated in item (c) applies to an IRA without the requirement that there be a separation from service.

  Generally, distributions from a qualified plan or IRA must commence no later than April 1 of the calendar year following the later of: (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to a Traditional or SIMPLE IRA and the required distribution rules do not apply to Roth IRAs.

  This commencement date is referred to as the "required beginning date." Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

  The amount that must be distributed is based on Code rules relating to "Required Minimum Distributions". This RMD takes into consideration the individual's age, marital status, and account balance, as well as the actuarial value of additional benefits under the contract. The individual will have options regarding computation of the RMD amount; these options are selected at the time that the payments begin.

  An individual is required to take distributions from all of his or her retirement accounts; however, if the individual has two or more accounts, the total amount of RMDs can be taken from one of the multiple accounts. For example, if the individual has a traditional IRA and a section 403(b) contract, the individual will have an RMD amount relating to each of these retirement vehicles. The individual can take the total of two RMDs from either or both of the two contracts.

  We are required to file an information return to the IRS, with a copy to the participant, of the total account value of each account. This information return will also indicate if RMDs are required to be taken.

  In addition to RMDs during the life of the individual, there are also required after-death distributions. These after-death RMDs apply to all qualified plans and IRAs, including Roth IRAs. The beneficiary of the contract may take payments earlier than provided under these after-death RMD rules, such as immediately after death, but cannot delay receipt of payments after the dates specified under these rules.

  Under the after-death RMD rules, if the original owner died prior to the required beginning date, and designated a contract beneficiary, then the full account value must be distributed either by the end of the fifth calendar year are the year of the owner's death or over a period of no longer than the life expectancy of the oldest individual beneficiary. If the payments are to be over the life expectancy, the first payment must be received by December 31/st/ of the year following the year of death. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner's estate), then the life expectancy payouts are not permitted and only the five-year rule is permitted.

  If the owner died after the required beginning date and designed a contract beneficiary, then the maximum payout period is the longer of the life expectancy of the named beneficiary or the remaining life expectancy of the original contract owner. If the owner did not name a contract beneficiary or if the beneficiary was a non-natural person (such as an entity or the owner's estate), then the only payment permitted is based on the remaining life expectancy of the original owner.

  In all cases, if the beneficiary is the surviving spouse of the original owner, there are special spousal continuation rules under which the spouse can treat the contract as his or her own and delay receiving payments until the spouse attains his or her own required beginning date.

Spousal Definition
  Under the Internal Revenue Code, the special provisions relating to a "spouse" relate only to persons considered as spouses under the Defense of Marriage Act (DOMA), Pub. L. 104-199. Under this Act, a spouse is must be a man or women legally joined. Individuals married under State or foreign laws that permit a marriage between two men or two women are not spouses for purposes of the Internal Revenue Code. Individuals participating in a civil union or other like status are not spouses for purposes of the Internal Revenue Code.

Seek Tax Advice
  The above description of federal income tax consequences of the different types of qualified plans which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of qualified plans and IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective contract owner considering adoption of a qualified plan and purchase of a contract in connection therewith should first consult a qualified tax advisor, with regard to the suitability of the contract as an investment vehicle for the qualified plan or IRA.

Other Information
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The Phoenix Companies, Inc.--Legal Proceedings about Company Subsidiaries
  We are regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming Us as a defendant ordinarily involves Our activities as an insurer, investor, investment advisor, or taxpayer. It is not feasible to predict or determine the ultimate outcome of all legal or arbitration proceedings or to provide reasonable ranges of potential losses. We believe that the outcomes of Our litigation and arbitration matters are not likely, either individually or in the aggregate, to have a material adverse effect on Our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation and arbitration, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on Our results of operations or cash flows in particular quarterly or annual periods.

  State regulatory bodies, the Securities and Exchange Commission, or SEC, the Financial Industry Regulatory Authority, or FINRA, and other regulatory bodies regularly make inquiries of Us and, from time to time, conduct examinations or investigations concerning Our compliance with, among other things, insurance laws and securities laws. We endeavor to respond to such inquiries in an appropriate way and to take corrective action if warranted.

  In 2005, the Boston District Office of the SEC conducted a compliance examination of certain of PNX's affiliates that are registered under the Investment Company Act of 1940 or the Investment Advisers Act of 1940. Following the examination, the staff of the Boston District Office issued a deficiency letter primarily focused on perceived weaknesses in procedures for monitoring trading to prevent market timing activity. The staff requested PNX to conduct an analysis as to whether shareholders, policyholders and contract holders who invested in the funds that may have been affected by undetected market timing activity had suffered harm and to advise the staff whether PNX believes reimbursement is necessary or appropriate under the circumstances. A third party was retained to assist PNX in preparing the analysis. Based on this analysis, PNX advised the SEC that it does not believe that reimbursement is appropriate.

  Over the past several years, a number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office. While no such action has been initiated against Us, it is possible that one or more regulatory agencies may pursue this type of action against Us in the future.

  Financial services companies have also been the subject of broad industry inquiries by state regulators and attorneys general which do not appear to be company-specific.

  These types of regulatory actions may be difficult to assess or quantify, may seek recovery of indeterminate amounts, including punitive and treble damages, and the nature and magnitude of their outcomes may remain unknown for substantial periods of time. While it is not feasible to predict or determine the ultimate outcome of all pending inquiries, investigations, legal proceedings and other regulatory actions, or to provide reasonable ranges of potential losses, We believe that their outcomes are not likely, either individually or in the aggregate, to have a material adverse effect on Our consolidated financial condition. However, given the large or indeterminate amounts sought in certain of these actions and the inherent unpredictability of regulatory matters, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on Our results of operation or cash flows in particular quarterly or annual periods.

Amendments to Contracts
  Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the contract may need to be approved by Contract Owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC. We will notify you if such a change to the prospectus occurs. You may not receive notice of changes to the SAI, but you can review this document and any changes filed with the SEC on the Website.

Changes to The Separate Account
  Where permitted by law, We may:

  .  create new Separate Accounts;

  . combine separate accounts, including combining the Separate Account with another separate account established by the Company;

  . transfer assets of the Separate Account, which We determine to be associated with the class of policies to which this policy belongs, to another separate account;

  .  transfer the Separate Account to another insurance company;

  . add new Sub-accounts to or remove Sub-accounts from the Separate Account, or combine Sub-accounts;

  .  make the Sub-accounts available under other policies We issue;

  .  add new Investment Portfolios or remove existing Investment Portfolios;

  . substitute new Investment Portfolios for any existing Investment Portfolio which We determine is no longer appropriate in light of the purposes of the Separate Account;

  .  deregister the Separate Account under the Investment Company Act of 1940;
     and

  . operate the Separate Account under the direction of a committee or in another form.

Distributor
  PHL Variable has designated Phoenix Equity Planning Corporation ("PEPCO") to serve as the principal underwriter and distributor of the securities offered through this prospectus, pursuant to the terms of a distribution agreement. PEPCO, which is an affiliate of the PHL Variable, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the PHL Variable and its affiliated companies. PHL Variable reimburses PEPCO for expenses PEPCO incurs in distributing the Contracts). PEPCO does not retain any fees under the Contracts; however, PEPCO may receive 12b-1 fees from the underlying funds.

  PEPCO's principal executive offices are located at 56 Prospect Street, Hartford, Connecticut 06103-2836. PEPCO is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). Prior to July 7, 2007, FINRA was known as the National Association of Securities Dealers ("NASD").

  PEPCO and PHL Variable enter into selling agreements with broker-dealers who are registered with the SEC and are members of the FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer and investment adviser firms. Such registered representatives act as appointed agents of PHL Variable under applicable state insurance law and must be licensed to sell variable insurance products. PHL Variable intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

Management Services
  Under a contract with PHL Variable Insurance Company, Jefferson National Life Insurance Company (Jefferson National) provides management services for the Separate Account, including, but not limited to, calculation of daily unit values and preparation of information used in various financial reports and forms that are filed with the SEC.

Financial Statements
  Our financial statements have been included in the Statement of Additional Information and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the Investment Portfolios. The value of the Investment Portfolios is affected primarily by the performance of the underlying investments.

  Prior to April 7, 2008, PHL Variable Accumulation Account II had not commenced operations. As a result, there are no financial statements for PHL Variable Accumulation Account II included in the Statement of Additional Information.

Experts
  The financial statements of PHL Variable Insurance Company as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 included in the Prospectus and Statement of Additional Information, have
been so included in reliance on the report of [      ], an independent
registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

  The principal business address of [      ] is [      ].

Table of Contents of the Statement of Additional Information
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General Information
   General Information PHL Variable Insurance Company
   PHL Variable Accumulation Account II
Certain Federal Income Tax Consequences
Published Ratings
Administration and Services
Annuity Provisions
Distribution
Financial Statements

                            (cut along dotted line)

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  If you would like a free copy of the Statement of Additional Information (Phoenix Portfolio Advisor/SM/) dated April 7, 2008 for this Prospectus, please complete this form, detach, and mail to:

                 Phoenix Portfolio Advisor/SM/ Service Center
                             Administrative Office
                                P.O. Box 36740
                          Louisville, Kentucky 40233

  Please send me a free copy of the Statement of Additional Information for the PHL Variable Insurance Company (Phoenix Portfolio Advisor/SM/) fixed and variable annuity at the following address:

Name:________________________________________________________________

Mailing Address:________________________________________________________

                                  Sincerely,

                                  (Signature)

                        PHL Variable Insurance Company
                             Administrative Office
                                P.O. Box 36740
                          Louisville, Kentucky 40233

 2008, PHL Variable Insurance Company                                 VA4995T

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APPENDIX A - Investment Options
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  Below is a summary of the investment objectives and strategies of each Investment Portfolio available under the Contract. There can be no assurance that the investment objectives will be achieved. The Investment Portfolio prospectuses contain more complete information including a description of the investment objectives, policies, restrictions and risks of each Investment Portfolio. The following descriptions are qualified in their entirety by the prospectus for each Investment Portfolio.

AIM Variable Insurance Funds
  The AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. serves as the investment advisor. INVESCO Institutional (N.A.), Inc. serves as the investment subadvisor for AIM V.I. Global Real Estate Fund. The following investment Portfolios are available under the
Contract:

AIM V.I. Dynamics Fund--Series I shares
  The fund's investment objective is long-term capital growth. The fund seeks to meet this objective by investing, normally, at least 65% of its net assets in equity securities of mid-capitalization companies. The principal type of equity securities purchased by the fund is common stock.

AIM V.I. Financial Services Fund--Series I shares
  The fund's investment objective is capital growth. The fund seeks to meet its objective by investing, normally, at least 80 % of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of issuers engaged primarily in financial services-related industries. The principal type of equity securities purchased by the fund is common stock.

AIM V.I. Global Real Estate Fund--Series I shares
  The fund's investment objective is high total return through growth of capital and current income. The fund seeks to meet its objective by investing, normally, at least 80 % of its net assets in securities of real estate and real estate-related companies. In complying with this 80% investment requirement, the fund may invest in debt and equity securities, including convertible securities, and its investments may include other securities, such as synthetic instruments.

AIM V.I. High Yield--Series I shares
  The fund's investment objective is to achieve a high level of current income. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in non-investment grade debt securities, i.e., "junk bonds."

AIM V.I. International Growth Fund--Series I shares
  The fund's investment objective is long-term growth of capital. The fund seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered by the fund's portfolio managers to have strong earnings momentum. The fund focuses its investments on marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or U.S. over-the-counter market.

AIM V.I. Mid Cap Core Equity--Series I shares
  The fund's investment objective is long-term growth of capital. The fund seeks to meet this objective by investing, normally, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities, of mid-capitalization companies.

AIM V.I. Technology Fund--Series I shares
  The fund's investment objective is capital growth. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of issuers engaged primarily in technology-related industries. The principal type of equity securities purchased by the fund is common stocks.

AIM V.I. Utilities Fund--Series I shares
  The fund's investment objective are capital growth and income. The fund seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of issuers engaged primarily in utilities-related industries. The principal type of equity securities purchased by the fund is common stocks.

AllianceBernstein L.P.
  AllianceBernstein L.P. is one of the largest publicly traded global asset management firms in the world with approximately $579 billion in assets under management at December 31, 2005. AllianceBernstein provides diversified, investment management services that include global growth, value and style blend equities, and fixed income services to institutional, high net worth and retail clients worldwide.

AllianceBerstein VPS International Growth Portfolio--Class B
  The Portfolio's investment objective is long-term growth of capital. The Portfolio invests primarily in an international portfolio of equity securities of companies located in both developed and emerging countries. The Portfolio's investment process relies upon comprehensive fundamental company research produced by the Adviser's large research team of analysts covering both developed and emerging markets around the globe.

AllianceBerstein VPS International Value Portfolio--Class B
  The Portfolio's investment objective is long-term growth of capital. The Portfolio will invest primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. The Portfolio normally invests in companies in at least three countries other than the United States.

AllianceBerstein VPS U.S. Government/High Grade Securities Portfolio--Class B
  The Portfolio's investment objective is high current income consistent with preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets in U.S. Government or high-grade fixed-income securities rated A or better by S&P and Moody's or equivalent rating. The Portfolio's investments include mortgage-backed securities and repurchase agreements relating to U.S. Government securities. U.S. Government securities in which the Portfolio invests may include a significant amount of securities issued by government-sponsored entities, such as the Federal National Mortgage Association, or FNMA, or the Federal Home Loan Mortgage Corporation, or FHLMC, which are neither issued nor guaranteed by the U.S. Treasury. The Portfolio also may invest in investment grade corporate and other debt securities. This includes hybrid and structured debt instruments as well as U.S. Dollar-denominated securities issued by non-U.S. corporations and governments.

DREYFUS Investment Portfolios
  The Dreyfus Investment Portfolios ("Dreyfus IP") is a mutual fund with multiple portfolios. The investment adviser to the fund is The Dreyfus Corporation. The following Investment Portfolios are available under the
Contract:

DREYFUS IP MidCap Stock Portfolio--Service Shares
  The portfolio seeks investment results that are greater than the total return performance of publicly traded common sticks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400(R) Index (S&P 400). To pursue this goal, the portfolio normally invests at least 80% of its assets in stock of midsize companies. The portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

DREYFUS IP Small Cap Stock Index Portfolio--Service Shares
  The portfolio seeks to match the performance of the Standard & Poor's (S&P) SmallCap 600 Index(R). To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P SmallCap 600 Index(R), and in futures whose performance is related to the index, rather than attempt to replicate the index.

DREYFUS Stock Index Fund, Inc. (Service Shares)
  The Dreyfus Stock Index Fund is a mutual fund. The investment adviser for the fund is The Dreyfus Corporation and Mellon Equity Associates. The Dreyfus Stock Index Fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index. To pursue this goal, the fund generally invests in all 500 stocks in the S&P 500 in proportion to their weighting in the index.

DREYFUS Variable Investment Fund
  The Dreyfus Variable Investment Fund ("Dreyfus VIF") is a mutual fund with multiple portfolios. The investment adviser for the fund is The Dreyfus Corporation. The following Investment Portfolios are available under the
Contract:

DREYFUS VIF International Equity Portfolio--Service Shares
  The Dreyfus VIF International Equity Portfolio seeks capital growth. To pursue its goal, the portfolio primarily invests in growth stocks of foreign companies. Normally, the portfolio invests at least 80% of its assets in stocks, including common stocks, preferred stocks and convertible securities, including those purchased in initial public offerings.

DREYFUS VIF International Value Portfolio--Service Shares
  The Dreyfus VIF International Value Portfolio seeks long-term capital growth. To pursue this goal, the portfolio invests at least 80% of its assets in stocks. The Portfolio ordinarily invests most of its assets in foreign issuers which Dreyfus considers to be "value" companies.

Fidelity Variable Insurance Products
  Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment adviser to the fund. The following Investment Portfolios are available under your Contract:

Fidelity VIP Balanced Portfolio--Service Class 2
  VIP Balanced Portfolio seeks income and capital growth consistent with reasonable risk. Principal investment strategies include: Investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, investing at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock); investing in domestic and foreign issuers.

Fidelity VIP Contrafund(R) Portfolio--Service Class 2
  VIP Dynamic Capital Appreciation Portfolio seeks capital appreciation. Principal investment strategies include: normally investing primarily in common stocks; investing in securities of companies whose value Fidelity Management & Research Company believes is not fully recognized by the public; investing in domestic and foreign issuers and investing in either "growth" stocks or "value" stocks or both.

Fidelity VIP Disciplined Small Cap Portfolio--Service Class 2
  VIP Disciplined Small Cap Portfolio seeks capital appreciation. Principle investment strategies include: normally investing primarily in common stocks; normally investing at least 80% of assets in securities of companies with small market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell 2000(R) Index or the Standard & Poor's(R) SmallCap 600 Index (S&P(R) SmallCap 600); investing in domestic and foreign issuers and investing in either "growth" stocks or "value" stocks or both.

Fidelity VIP Dynamic Capital Appreciation Portfolio--Service Class 2
  VIP Dynamic Capital Appreciation Portfolio seeks capital appreciation. Principal investment strategies include: normally investing primarily in common stocks; investing in domestic and foreign issuers and investing in either "growth" stocks or "value" stocks or both.

Fidelity VIP Equity-Income Portfolio--Service Class 2
  VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500/SM/ Index (S&P 500). Principal investment strategies include: normally investing at least 80% of assets in equity securities; normally investing primarily in income-producing equity securities, which tends to lead to investments in large cap "value" stocks; potentially investing in other types of equity securities and debt securities, including lower-quality debt securities; and investing in domestic and foreign issuers.

Fidelity VIP Growth & Income Portfolio--Service Class 2
  VIP Growth & Income Portfolio seeks high total return through a combination of current income and capital appreciation. Principal investment strategies include: Normally investing a majority of assets in common stocks with a focus on those that pay current dividends and show potential for capital appreciation; Potentially investing in bonds, including lower-quality debt securities, as well as stocks that are not currently paying dividends, but offer prospects for future income or capital appreciation; investing in domestic and foreign issuers and investing in either "growth" stocks or "value" stocks or both.

Fidelity VIP Growth Opportunities Portfolio--Service Class 2
  VIP Growth Opportunities Portfolio seeks to provide capital growth. Principal investment strategies include: normally investing primarily in common stocks; investing in companies that Fidelity Management & Research Company believes have above-average growth potential (stocks of these companies are often called "growth" stocks) and investing in domestic and foreign issuers.

Fidelity VIP Growth Portfolio--Service Class 2
  VIP Growth Portfolio seeks to achieve capital appreciation. Principal investment strategies include: normally investing primarily in common stocks; investing in companies that Fidelity Management & Research Company believes have above-average growth potential (stocks of these companies are often called "growth" stocks) and investing in domestic and foreign issuers.

Fidelity VIP High Income Portfolio--Service Class 2
  VIP High Income Portfolio seeks a high level of current income, while also considering growth of capital. Principal investment strategies include:
Normally investing primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities; potentially investing in non-income producing securities, including defaulted securities and common stocks; investing in companies in troubled or uncertain financial condition and investing in domestic and foreign issuers.

Fidelity VIP International Capital Appreciation Portfolio--Service Class 2
  VIP International Capital Appreciation Portfolio seeks capital appreciation. Principal investment strategies include: normally investing primarily in non-U.S. securities, including securities of issuers located in emerging markets; normally investing primarily in common stocks and allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Fidelity VIP Investment Grade Bond Portfolio--Service Class 2
  VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital. Principal investment strategies include: normally investing at least 80% of assets in investment-grade debt securities (those of medium and high quality) of all types and repurchase agreements for those securities; managing the fund to have similar overall interest rate risk to the Lehman Brothers Aggregate Bond Index, allocating assets across different market sectors and maturities; investing in domestic and foreign issuers; potentially investing in lower-quality debt securities and engaging in transactions that have a leveraging effect on the fund.

Fidelity VIP Mid Cap Portfolio--Service Class 2
  VIP Mid Cap Portfolio seeks long-term growth of capital. Principle investment strategies include: normally investing primarily in common stocks; normally investing at least 80% of assets in securities of companies with medium market capitalizations (which, for purposes of this fund, are those companies with market capitalizations similar to companies in the Russell Midcap(R) Index or the Standard & Poor's(R), MidCap 400 Index ; potentially investing in companies with smaller or larger market capitalizations. And investing in domestic and foreign issuers.

Fidelity VIP Overseas Portfolio--Service Class 2
  VIP Overseas Portfolio seeks long-term growth of capital. Principal investment strategies include: normally investing at least 80% of assets in non-U.S. securities; normally investing primarily in common stocks and allocating investments across countries and regions considering the size of the market in each country and region relative to the size of the international market as a whole.

Fidelity VIP Real Estate Portfolio--Service Class 2
  VIP Real Estate Portfolio seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor's 500/SM/ Index. Principal investment strategies include: normally investing primarily in common stocks; normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments and investing in domestic and foreign issuers.

Fidelity VIP Strategic Income Portfolio--Service Class 2
  VIP Strategic Income Portfolio seeks a high level of current income. The fund may also seek capital appreciation. Principal investment strategies include: investing primarily in debt securities, including lower-quality debt securities; allocating the fund's assets among four general investment categories: high yield securities, U.S. Government and investment-grade securities, emerging markets securities, and foreign developed market securities; potentially investing in equity securities and using a neutral mix of approximately 40% high yield, 30% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets.

Fidelity VIP Value Leaders Portfolio--Service Class 2
  VIP Value Leaders Portfolio seeks capital appreciation. Principal investment strategies include: normally investing primarily in common stocks of well-known and established companies; normally investing at least 80% of assets in blue chip companies; investing in securities of companies that Fidelity Management & Research Company believes are undervalued in the marketplace in relation to factors such as assets, sales, earnings, growth potential, or cash flow, or in relation to securities of other companies in the same industry (stocks of these companies are often called "value" stocks) and investing in securities of domestic and foreign issuers.

Fidelity VIP Value Strategies Portfolio--Service Class 2
  VIP Value Strategies Portfolio seeks capital appreciation. Principal investment strategies include: normally investing primarily in common stocks; investing in securities of companies that Fidelity Management & Research Company believes are undervalued in the marketplace in relation to factors such as assets, sales, earnings, or growth potential (stocks of these companies are often called "value" stocks); focusing investments in medium-sized companies, but also may invest substantially in larger or smaller companies and investing in domestic and foreign issuers.

Fidelity VIP Value Portfolio--Service Class 2
  VIP Value Portfolio seeks capital appreciation. Principal investment strategies include: normally investing primarily in common stocks; investing in securities of companies that Fidelity Management & Research Company believes are undervalued in the marketplace in relation to factors such as assets, sales, earnings, growth potential, or cash flow, or in relation to securities of other companies in the same industry (stocks of these companies are often called "value" stocks) and investing in domestic and foreign issuers.

Franklin Templeton Variable Insurance Products (Class 2)
  Franklin Templeton Variable Insurance Products Trust is a mutual fund with multiple portfolios. Franklin Advisers, Inc is the Advisers to Franklin Global Communications Securities Fund, Franklin High Income Securities Fund, Franklin Income, Securities Fund, Franklin Mutual Discovery Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin Strategic Income Securities Fund, Franklin U.S. Government Fund and Templeton Global Income Securities Fund. Franklin Advisory Services, LLC is the Adviser to Franklin Small Cap Value Securities Fund. The following Investment Portfolios are available under your Contract:

Franklin Global Communications Securities Fund--Class 2
  The Fund's investment goals are capital appreciation and current income. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of communications companies. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Under normal market conditions, the Fund invests predominantly in equity securities.

Franklin High Income Securities Fund--Class 2
  The Fund's principal investment goal is to earn a high level of current income. Its secondary goal is capital appreciation. Under normal market conditions, the Fund invests primarily to predominantly in debt securities offering high yield and expected total return. The Fund may invest in senior and subordinated debt securities.

Franklin Income Securities Fund--Class 2
  The Fund's investment goal is to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the Fund invests in debt and equity securities. The Fund seeks income by investing in corporate, foreign and U.S. Treasury bonds, as well as stocks with dividend yields the manager believes are attractive. The Fund seeks growth opportunities by investing in common stocks of companies from a variety of sectors that may include utilities, healthcare, financials, oil and gas. The Fund may also invest a portion of its assets in convertible securities, including enhanced convertible securities and synthetic convertible securities.

Franklin Mutual Discovery Securities Fund--Class 2
  The Fund's investment goal is capital appreciation. Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value).

Franklin Small Cap Value Securities Fund--Class 2
  The Fund's investment goal is long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization (small-cap) companies. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. For this Fund, small-cap companies are those companies with market capitalization values (share price multiplied by the number of common stock shares outstanding) not exceeding $3.5 billion at the time of purchase. Under normal market conditions, the Fund invests predominantly in equity securities.

Franklin Small-Mid Cap Growth Securities Fund--Class 2
  The Fund's investment goal is long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization (small-cap) companies and mid capitalization (mid-cap) companies. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. Under normal market conditions, the Fund invests predominantly in equity securities.

Franklin Strategic Income Securities Fund--Class 2
  The Fund's principal investment goal is to earn a high level of current income. Its secondary goal is long-term capital appreciation. Under normal market conditions, the Fund invests primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets. Debt securities include all varieties of fixed and floating rate income securities, including bonds, mortgage securities and other asset-backed securities, and convertible securities

Franklin U.S. Government Fund--Class 2
  The Fund's investment goal is income. Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. government securities. Shareholders will be given at least 60 days' advance notice of any change to this 80% policy. The Fund invests primarily in fixed and variable rate mortgage-backed securities, a substantial amount of which is in securities issued by the Government National Mortgage Association (Ginnie Mae).

Templeton Global Income Securities Fund--Class 2
  The Fund's investment goal is high current income, consistent with preservation of capital. Capital appreciation is a secondary consideration. Under normal market conditions, the Fund invests mainly in the debt securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets. Under normal market conditions the Fund expects to invest at least 40% of its net assets in foreign securities.

Ibbotson ETF Asset Allocation Series
  Ibbotson ETF Asset Allocation Series is a mutual fund with multiple portfolios. ALPS Advisers, Inc. is the investment adviser and Ibbotson Associates is the subadvisor to the funds. The following Portfolios are available under your Contract:

Ibbotson Balanced ETF Asset Allocation Portfolio
  The Portfolio seeks to provide investors with capital appreciation and some current income. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds.

Ibbotson Growth ETF Asset Allocation Portfolio
  The Portfolio seeks to provide investors with capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds.

Ibbotson Conservative ETF Asset Allocation Portfolio
  The Portfolio seeks to provide investors with current income and preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded.

Ibbotson Income and Growth ETF Asset Allocation Portfolio
  The Portfolio seeks to provide investors with current income and capital appreciation. The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of exchange-traded funds.

Janus Aspen Series (Service Class)
  Janus Aspen Series is a mutual fund with multiple portfolios. Janus Capital Management LLC is the investment adviser to the fund. The following Investment Portfolios are available under your Contract:

Janus Aspen Balanced Portfolio--Service Class
  The Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by normally investing 50-60% of its assets in equity securities selected primarily for their growth potential and 40- 50% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities. The Portfolio will limit its investment in high-yield/high-risk bonds (also called "junk" bonds) to 35% or less of its net assets.

Janus Aspen Flexible Bond Portfolio--Service Class
  Flexible Bond Portfolio is designed for long-term investors who primarily seek total return. The Portfolio pursues its investment objective by primarily investing, under normal circumstances, at least 80% of its assets plus the amount of any borrowings for investment purposes, in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities, and zero-coupon bonds. The Portfolio will invest at least 65% of its assets in investment grade debt securities and will maintain an average weighted effective maturity of five to ten years. The Portfolio will limit its investment in high-yield/high-risk bonds to 35% or less of its net assets.

Janus Aspen Fundamental Equity Portfolio--Service Class
  Fundamental Equity Portfolio is designed for long-term investors who primarily seek growth of capital and who can tolerate the greater risks associated with common stock investments. The Portfolio pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in equity securities selected for their growth potential.

Janus Aspen Global Technology Portfolio--Service Class
  Global Technology Portfolio is designed for long-term investors who primarily seek growth of capital and who can tolerate the greater risks associated with common stock investments The Portfolio invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes, in securities of companies that the portfolio managers believe will benefit significantly from advances or improvements in technology.

Janus Aspen Growth & Income Portfolio--Service Class
  The Janus Aspen Series Growth and Income Portfolio seeks long-term capital growth and current income. It pursues its objective by normally emphasizing investments in common stocks. It will normally invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities the portfolio manager believes have income potential.

Janus Aspen International Growth Portfolio--Service Class
  The Janus Aspen International Growth Portfolio seeks long-term growth of capital. It invests, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes in securities of issuers from several different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and, under unusual circumstances, it may at times invest all of its assets in a single country. The Portfolio may have significant exposure to emerging markets.

Janus Aspen Mid Cap Growth Portfolio--Service Class
  The Janus Aspen Mid Cap Growth Portfolio seeks long-term growth of capital. It pursues its objective by investing, under normal circumstances, at least 80% of its net assets plus the amount of any borrowings for investment purposes in equity securities of mid-sized companies whose market capitalization falls, at the time of initial purchase, in the 12-month average of the capitalization range of the Russell Midcap Growth Index. Within the parameters of its specific investments policies, the Portfolio may invest without limitation in foreign equity and debt.

Lazard Retirement Series, Inc.
  Lazard Retirement Series, Inc. is a mutual fund with multiple portfolios. Lazard Asset Management LLC serves as the investment manager of the portfolios. Lazard Asset Management LLC ("Lazard" or "LAM") is a Delaware limited liability company. It is a subsidiary of Lazard Freres & Co. LLC, (LF&Co), a New York limited liability company with one member, Lazard Group LLC, a Delaware limited liability company. The following Investment Portfolios are available under the
Contract:

Lazard Retirement Emerging Markets Portfolio--Service Shares
  The Portfolio seeks long-term capital appreciation. The Portfolio invests primarily in equity securities, principally common stocks, of non-U.S. companies whose principal activities are located in emerging market countries and that the Investment Manager believes are undervalued based on their earnings, cash flow or asset values. Under normal circumstances, the Portfolio invests at least 80% of its assets in equity securities of companies whose principal business activities are located in emerging market countries.

Northern Lights Variable Insurance Trust
  The Northern Lights Variable Insurance Trust is managed by JNF Advisors, Inc. JNF Advisors, Inc. is a mutual fund with multiple portfolios. The following Investment Portfolios are available under the Contract:

JNF Balanced Portfolio
  The JNF Balanced Portfolio seeks to provide long-term growth of capital and income consistent with preservation of capital and a prudent level of risk. Normally the portfolio invests approximately 65-70% of its assets in mid to large cap equity securities, and the remainder in a combination of fixed-income securities, or cash equivalents. The equity investment strategy is designed to deliver a consistent exposure to the domestic equity market and utilizes a proprietary multi-factor model to identify securities with positive exposure to specific growth, value, quality and momentum factors. The goal of the process is to outperform the benchmark through specific security selection while reducing portfolio risks that lead to volatility and are not consistently rewarded. The fixed income strategy is designed to generate excess return through sector allocation, security selection and maturity distribution. The asset allocation strategy focuses on shifting the allocation to provide additional excess return over the benchmark at a prudent risk level.

JNF Equity Portfolio
  The JNF Equity Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk. The investment strategy is designed to deliver a consistent exposure to the domestic mid capitalization equity market and utilizes a proprietary multifactor model to identify securities with positive exposure to specific growth, value, quality and momentum factors. The goal of the process is to outperform the benchmark through specific stock selection while reducing portfolio risks that lead to volatility and are not consistently rewarded.

JNF Loomis Sayles Bond Portfolio
  The JNF Loomis Sayles Bond Portfolio seeks high total investment return through a combination of current income and capital appreciation. The Portfolio's investment objective may be changed without shareholder approval. The Portfolio normally will invest at least 80% of its net assets (plus any borrowings made for investment purposes) in fixed-income securities. In accordance with applicable Securities and Exchange Commission ("SEC") requirements, the Portfolio will notify shareholders prior to any change to such policy taking effect. The Portfolio invests primarily in investment-grade fixed-income securities, although it may invest up to 35% of its assets in lower-quality fixed-income securities (commonly known as "junk bonds") and up to 20% of its assets in preferred stocks. The Portfolio may invest in fixed-income securities of any maturity.

  This fund will be available starting May 1, 2008.

JNF Money Market Portfolio
  The Money Market Portfolio seeks to provide as high a level of current income as is consistent with preservation of capital and daily liquidity. The Portfolio seeks to achieve its investment objective by investing at least 95% of its total assets in a diversified portfolio of money market securities that are in the highest rating category for short-term obligations. The Portfolio also may invest up to 5% of its total assets in money market securities that are in the second-highest rating category for short-term obligations. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, although there is no assurance that it will be successful in doing so.

Oppenheimer Variable Account Funds
  The Oppenheimer Variable Account Funds a mutual fund with multiple portfolios. OppenheimerFunds, Inc. serves as investment adviser for the funds. The following funds are available under the
Contract:

Oppenheimer Balanced Fund/VA--Service Shares
  The Fund seeks a high total investment return, which includes current income and capital appreciation in the value of its shares. The Fund's investment manager, OppenheimerFunds, Inc. uses a variety of different types of securities and investment strategies to seek the Fund's objective: equity securities, such as common stocks, preferred stocks and securities convertible into common stock, of issuers in the U.S. and foreign countries, debt securities, such as bonds and notes issued by domestic and foreign companies (which can include lower-grade, high-yield securities), securities issued or guaranteed by the U.S. government and its agencies and instrumentalities including mortgage-related securities (these are referred to as "U.S. government securities"), and debt obligations of foreign governments, and money market instruments, which are debt obligations that have a maturity of 13 months or less, including short-term U.S. government securities, corporate and bank debt obligations and commercial paper.

Oppenheimer Core Bond Fund/VA--Service Shares
  The Fund's main objective is to seek a high level of current income. As a secondary objective, the Fund seeks capital appreciation when consistent with its primary objective. As a non-fundamental policy (which will not be changed without providing 60 days' notice to Fund shareholders), under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in investment grade bonds.

Oppenheimer Global Securities Fund/VA--Service Shares
  The Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. The Fund invests mainly in common stocks of U.S. and foreign companies. The Fund buys securities of issuers in the U.S. and foreign countries.

Oppenheimer International Growth Fund/VA--Service Shares
  The Fund seeks long-term growth of capital by investing under normal circumstances, at least 90% of its total assets in equity securities of companies wherever located, the primary stock market of which is outside the United States.

Oppenheimer Main Street Fund(R)/VA--Service Shares
  The Fund seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. The Fund currently invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. It also can buy debt securities, such as bonds and debentures, but does not currently emphasize these investments. The Fund currently invests mainly in common stocks of foreign growth companies listed on foreign stock exchanges. They can include both smaller, less-well-known companies and larger, more established companies that the portfolio manager believes have favorable prospects for capital growth relative to the market.

Oppenheimer Value Fund/VA--Service Shares
  The Fund seeks long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better-than anticipated earnings. Realization of current income is a secondary consideration. The Fund invests mainly in common stocks of different capitalization ranges. The Fund also can buy other investments, including: Preferred stocks, rights and warrants and convertible securities, and Securities of U.S. and foreign companies, although there are limits on the Fund's investments in foreign securities.

The Phoenix Edge Series Fund
  The Phoenix Edge Series Fund is a mutual fund with multiple portfolios. Phoenix Variable Advisors, Inc. serves as the Advisor for the Series. The following Series are available under the Contract:

Phoenix Capital Growth Series
  Intermediate and long-term capital appreciation, with income as a secondary consideration. The series normally invests at least 80% of its assets in common stocks. These stocks are generally of companies with market capitalization in excess of $1 billion at time of purchase which invest their profits into the companies for growth rather than pay dividends to shareholders.

Phoenix Growth and Income Series
  Dividend growth, current income and capital appreciation. The series will invest in equity securities, primarily common stocks. Under normal circumstances, the series will invest at least 65% of its assets in equity securities. The series invests in a diversified portfolio of securities of primarily U.S. companies. The series is designed to invest in equity securities.

Phoenix Mid-Cap Growth Series
  Capital appreciation. The series will invest in equity securities, primarily common stocks of growth companies. Under normal circumstances the series will invest at least 80% of its assets in equity securities of companies with market capitalizations between $500 million and $10 billion. The series may at times have investments in companies with higher or lower market capitalizations.

Phoenix-Aberdeen International Series
  High total return consistent with reasonable risk. The series invests in a diversified portfolio of securities of non-U.S. issuers, including companies, governments, governmental agencies and international organizations, which may be denominated in foreign currencies. The series may invest in any region of the world. The series will invest primarily in common stocks of established non-U.S. companies believed to have potential for capital growth, income or both.

Phoenix-Alger Small-Cap Growth Series
  Llong-term capital growth. The series will invest primarily in common stocks of growth companies with favorable prospects for capital growth. Under normal market conditions, the series will invest at least 80% of its assets in companies that, at the time of initial purchase by the series, have market capitalizations within the range of companies included in the Russell 2000(R) Growth Index or the S&P SmallCap 600 Index.

Phoenix-Duff & Phelps Real Estate Securities Series
  Capital appreciation and income with approximately equal emphasis. Under normal circumstances, the series invests at least 80% of its assets in publicly traded real estate investment trusts (REITs) and companies that are principally engaged in the real estate industry The series' policy of investing 80% of its assets in REITs and other real estate related securities is not fundamental and therefore, may be changed without shareholder approval, but upon 60 days' written notice to shareholders.

PIMCO Variable Insurance Trust
  The PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC ("PIMCO") serves as investment adviser and the administrator for the Portfolios. The following Investment Portfolios are available under the Contract:

PIMCO VIT All Asset Portfolio--Administrative Class
  Seeks maximum real return consistent with preservation of real capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Institutional Class shares of the PIMCO Funds, an affiliated open-end investment company, except the All Asset and All Asset All Authority Funds.

PIMCO VIT CommodityRealReturn(TM) Strategy Portfolio--Advisor Class
  Seeks maximum real return consistent with prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances in commodity-linked derivative instruments backed by a portfolio of inflation-indexed securities and other Fixed Income Instruments.

PIMCO VIT Emerging Markets Bond Portfolio--Advisor Class
  Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers that economically are tied to countries with emerging securities markets.

PIMCO VIT Foreign Bond Portfolio (U.S. Dollar-Hedged)--Administrative Class
  Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers located outside the United States, representing at least three foreign countries, which may be represented by future contracts (including related options) with respect to such securities, and options on such securities.

PIMCO VIT Global Bond Portfolio (Unhedged)--Advisor Class
  Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in Fixed Income Instruments of issuers located in at least three countries (one of which may be the United States), which my be represented by futures contracts (including related options) with respect to such securities, and options on such securities.

PIMCO VIT High Yield Portfolio--Advisor Class
  Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or , if unrated, determined by PIMCO to be of comparable quality, subject to a maximum of 5% of its total assets in securities rated Caa by Moody's or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality.

PIMCO VIT Long-Term U.S. Government Portfolio--Administrative Class
  Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises ("U.S. Government Securities").

PIMCO VIT Low Duration Portfolio--Advisor Class
  Seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities.

PIMCO VIT Real Return Portfolio--Advisor Class
  The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management. The Portfolio seeks its investment objective by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.

PIMCO VIT RealEstateRealReturn Strategy Portfolio--Administrative Class
  Seeks maximum real return consistent with prudent investment management. The Portfolio seeks to achieve investment objective by investing under normal circumstances in real estate-linked derivative instruments backed by portfolio of inflation-indexed securities and other Fixed Income Instruments. The Portfolio may invest in real estate-linked derivative instruments, including swap agreements, options, futures, options on futures and structured notes.

PIMCO VIT Short Term Portfolio--Administrative Class
  Seeks maximum current income, consistent with preservation of capital and daily liquidity. Invests in money market instruments and short maturity fixed income securities. The average portfolio duration will normally not exceed one year, but will vary based on PIMCO'S forecast for interest rates.

PIMCO VIT Total Return Portfolio--Advisor Class
  The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities.

Pioneer Variable Contracts Trust
  Pioneer Variable Contracts Trust is an open-ended management investment company consisting of distinct investment portfolios. Pioneer Investment Management, Inc. (Pioneer) is the investment adviser to each portfolio.

Pioneer Cullen Value VCT--Class II Shares
  The Pioneer Cullen Value VCT Portfolio seeks capital appreciation by investing primarily in equity securities of medium- and large capitalization companies. The portfolio invests primarily in equity securities. The portfolio may invest a significant portion of its assets in equity securities of medium- and large-capitalization companies. Consequently, the portfolio will be subject to the risks of investing in companies with market capitalizations of $1.5 billion or more. Secondarily, the portfolio may seek income.

Pioneer Emerging Markets VCT Portfolio--Class II Shares
  The Pioneer Emerging Markets VCT Portfolio seeks long-term growth of capital. The portfolio invests primarily in securities of emerging market issuers.

Pioneer Equity Income VCT Portfolio--Class II Shares
  The Pioneer Equity Income VCT Portfolio seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations.

Pioneer Fund VCT Portfolio--Class II Shares
  The Pioneer Fund VCT Portfolio seeks reasonable income and capital growth. The portfolio invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers.

Pioneer Global High Yield VCT Portfolio--Class II Shares
  The Pioneer Global High Yield VCT Portfolio seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks of U.S. and non-U.S. issuers, including governmental and corporate issuers in emerging markets.

Pioneer Growth Opportunities VCT Portfolio--Class I Shares
  The portfolio seeks growth of capital. The portfolio invests primarily in equity securities of companies that the portfolio's investment adviser considers to be reasonably priced or undervalued, with above average growth potential.

Pioneer High Yield VCT Portfolio--Class II Shares
  The Pioneer High Yield VCT Portfolio seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.

Pioneer International Value VCT Portfolio--Class II Shares
  The Pioneer International Value VCT Portfolio seeks long-term growth of capital. Normally, the portfolio invests at least 80% of its total assets in equity securities of non-U.S. issuers.

Pioneer Mid Cap Value VCT Portfolio--Class II Shares
  The Pioneer Mid Cap Value VCT Portfolio seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, the portfolio invests at least 80% of its total assets in equity securities of mid-size companies. Mid-size companies are those with market values, at the time of investment, that do not exceed the greater of the market capitalization of the largest company within the Russell Midcap Value Index or the 3-year rolling average of the market capitalization of the largest company within the Russell Midcap Value Index as measured at the end of the preceding month, and are not less than the smallest company within the index.

Pioneer Strategic Income VCT Portfolio--Class II Shares
  The Pioneer Strategic Income VCT Portfolio seeks a high level of current income. Normally, the portfolio invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt securities.

Royce Capital Fund
  Royce Capital Fund is a registered management investment company with multiple Portfolios. Royce & Associates, LLC ("Royce") is the investment adviser and is responsible for the management of the Portfolios' assets. The following Investment Portfolios are available under the Contract:

Royce Micro-Cap Portfolio--Investment Class
  This Portfolio's primary investment goal is long-term growth of capital. Royce invests the Portfolio's assets primarily in a broadly diversified portfolio of securities issued by micro-cap companies. Royce selects these securities from a universe of more than 5,500 micro-cap companies, generally focusing on factors such as balance sheet quality and cash flow levels. The Portfolio normally invests at least 80% of its net assets in the equity securities of micro-cap companies, defined by Royce as companies with stock market capitalizations less than $500 million. Although the Portfolio normally focuses on the securities of U.S. companies, it may invest up to 10% of its assets in the securities of foreign issuers.

Royce Small-Cap Portfolio--Investment Class
  This Portfolio's primary investment goal is long-term growth of capital. Royce generally looks for companies that have excellent business strengths and/or prospects for growth, high internal rates of return, and low leverage, and that are trading significantly below its estimate of their current worth. Any production of income is incidental to the Fund's investment goal. The Portfolio normally invests at least 80% of its assets in the equity securities of small-cap companies, defined as companies with stock market capitalizations of less than $2.5 billion at the time of investment. Although the Portfolio normally focuses on the securities of U.S. companies, it may invest up to 10% of its assets in the securities of foreign issuers.

Rydex Variable Trust
  Rydex Variable Trust is a mutual fund with multiple portfolios which are managed by Rydex Investments. The following Investment Portfolios are available under the Contract:

Rydex VT Absolute Return Strategies Fund
  The Absolute Return Strategies Fund The Fund pursues multiple investment styles or mandates that correspond to investment strategies widely employed by hedge funds, including strategies sometimes referred to as absolute return strategies. In particular, the Fund will pursue those investment strategies that may be replicated through proprietary quantitative style analysis.

Rydex VT Amerigo Fund
  The Fund seeks long-term growth of capital without regard to current income. The Fund invests in Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or in individual securities that may provide capital growth or appreciation.

Rydex VT Banking Fund
  The Banking Fund seeks to provide capital appreciation by investing in companies that are involved in the banking sector, including commercial banks (and their holding companies) and savings and loan institutions ("Banking Companies").

Rydex VT Basic Materials Fund
  The Basic Materials Fund seeks capital appreciation by investing in companies engaged in the mining, manufacture, or sale of basic materials, such as lumber, steel, iron, aluminum, concrete, chemicals and other basic building and manufacturing materials.

Rydex VT Berolina Fund
  The Berolina Fund seeks to provide growth of capital and total return. The Berolina Fund is a "fund of funds" and pursues its investment objective by investing primarily in exchange-traded funds, mutual funds and closed-end funds that are not affiliated with the Trust. In addition to these underlying funds, the Fund may invest directly in individual securities or derivatives. Under normal market conditions, the Fund will invest primarily in underlying funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or in individual securities that may provide capital growth or appreciation. While pursuing its investment objective, the Fund will not invest less than 35% of its total assets in underlying funds that seek capital appreciation or growth. The Fund may invest up to 65% of its total assets in underlying funds that invest in long, medium, or short-term bonds and other fixed income securities of varying credit quality if the Sub-Advisor believes that these underlying funds offer a potential for capital appreciation, or in individual securities that provide current income.

Rydex VT Biotechnology Fund
  The Biotechnology Fund seeks capital appreciation by investing in companies that are involved in the biotechnology industry, including companies involved in research and development, genetic or other biological engineering, and in the design, manufacture, or sale of related biotechnology products or services.

Rydex VT Clermont Fund
  The objective of the Clermont Fund is a combination of current income and growth of capital. The Fund's principal investment strategies include:
Investing in Underlying Funds that seek capital growth or appreciation by investing in common stock or securities convertible into or exchangeable for common stock (such as convertible preferred stock, convertible debentures or warrants), including the stock of foreign issuers, or in individual securities that may provide capital growth or appreciation. Investing at least 20% of its total assets in Underlying Funds that invest in long, medium, or short-term bonds and other fixed income securities of varying qualities in order to maximize the Fund's total return, or in individual securities that may provide current income. Some of the Underlying Funds in which the Fund invests may invest part or all of their assets in securities of foreign issuers or engage in foreign currency transactions with respect to these investments. The Fund may also invest in individual securities of foreign issuers and engage in foreign currency transactions. The Fund may invest up to 80% of its total assets in Underlying Funds that invest in futures contracts and options on futures contracts, or invest directly in futures contracts and options on futures contracts.

Rydex VT Commodities Strategy Fund
  The Commodities Strategy Fund seeks to provide investment results that correlate to the performance of a benchmark for commodities. The Fund's current benchmark is the GSCI(R) Total Return Index. It is anticipated that the Fund's investment exposure will tend to be heavily weighted toward oil and other energy-related commodities.

Rydex VT Consumer Products Fund
  The Consumer Products Fund seeks capital appreciation by investing in companies engaged in manufacturing finished goods and services both domestically and internationally.

Rydex VT Dow 2x Strategy Fund (f.k.a. Rydex Dynamic Dow)
  The Dow 2X Strategy Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Dow Jones Industrial Average.

Rydex VT Electronics Fund
  The Electronics Fund seeks capital appreciation by investing in companies that are involved in the electronics sector, including semiconductor manufacturers and distributors, and makers and vendors of other electronic components and devices.

Rydex VT Energy Fund
  The Energy Fund seeks capital appreciation by investing in companies involved in the energy field, including the exploration, production, and development of oil, gas, coal and alternative sources of energy.

Rydex VT Energy Services Fund
  The Energy Services Fund seeks capital appreciation by investing in companies that are involved in the energy services field, including those that provide services and equipment in the areas of oil, coal, and gas exploration and production.

Rydex VT Europe 1.25x Strategy Fund (f.k.a Rydex Europe Advantage)
  The Europe 1.25x Strategy Fund seeks to provide investment results that correlate to a daily price movement of a specific benchmark. The Fund's current benchmark is the Dow Jones Stoxx 50 Index/SM/. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 125% of its benchmark.

Rydex VT Financial Services Fund
  The Financial Services Fund seeks capital appreciation by investing in companies that are involved in the financial services sector.

Rydex VT Government Long Bond 1.2x Strategy Fund (f.k.a. Rydex Government Long Bond Advantage)
  The Government Long Bond 1.2 x Strategy Fund seeks to provide investment results that correspond to a benchmark for U.S. Government securities. The Fund's current benchmark is 120% of the price movement of the Long Treasury Bond.

Rydex VT Health Care Fund
  The Health Care Fund seeks capital appreciation by investing in companies that are involved in the health care industry.

Rydex VT Hedged Equity Fund
  The Hedged Equity Fund seeks to provide capital appreciation consistent with the return and risk characteristics of the long/short hedge fund universe. The secondary objective is to achieve these returns with low correlation to and less volatility than equity indices. The Fund pursues a long/short investment strategy by employing multiple investment styles widely used by hedge funds. In particular, the Fund will pursue those long/short investment styles that may be replicated through proprietary quantitative style analysis.

Rydex VT Internet Fund
  The Internet Fund seeks capital appreciation by investing in companies that provide products or services designed for or related to the Internet.

Rydex VT Inverse Dow 2x Strategy Fund (f.k.a. Rydex Inverse Dynamic Dow)
  The Inverse Dow 2x Strategy Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse (opposite) performance of the Dow Jones Industrial Average.

Rydex VT Inverse Government Long Bond Fund (f.k.a Rydex Inverse Government Long
Bond)
  The Inverse Government Long Bond Fund seeks to provide total returns that will inversely correlate to the price movements of a benchmark for U.S. Treasury debt instruments or futures contract on a specified debt instrument. The Fund's current benchmark is the inverse of the daily price movement of the Long Treasury Bond.

Rydex VT Inverse Mid-Cap Strategy (f.k.a. Rydex Inverse Mid-Cap)
  The Inverse Mid-Cap Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the S&P MidCap 400 Index. Unlike a traditional index fund, the Fund's objective is to perform exactly the opposite of the underlying index.

Rydex VT Inverse OTC Strategy Fund (f.k.a. Rydex Inverse OTC)
  The Inverse OTC Strategy Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is the inverse of the performance of the Nasdaq 100 Index(R)( (the "underlying index"). Unlike a traditional index fund, the Inverse OTC Fund's benchmark is to perform exactly opposite the underlying index.

Rydex VT Inverse Russell 2000 Strategy Fund (f.k.a. Rydex Inverse Russell 2000)
  The Inverse Russell 2000 Strategy Fund seeks to provide investment results that will match the performance of a specific benchmark. The Fund's current benchmark is inverse of the performance of the Russell 2000 Index(R) (the "underlying index"). Unlike a traditional index fund, the Fund's objective is to perform exactly the opposite of the underlying index.

Rydex VT Inverse S&P 500 Strategy Fund (f.k.a. Rydex Inverse S&P 500)
  The Inverse S&P 500 Strategy Fund seeks to provide investment results that will inversely correlate to the performance of the S&P 500(R) Index. Unlike a traditional index fund, the Inverse S&P 500 Fund's benchmark is to perform exactly opposite the underlying index.

Rydex VT Japan 1.25x Strategy Fund (f.k.a. Rydex Japan Advantage)
  The Japan 1.25x Strategy Fund seeks to provide investment results that correlate to a daily price movement of a specific benchmark. The Fund's current benchmark is the Topix 100 Index. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 125% of its benchmark.

Rydex VT Large Cap Growth Fund
  The Large-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for large cap growth securities. The Fund's current benchmark is the S&P 500/Citigroup Pure Growth Index.

Rydex VT Large Cap Value Fund
  The Large-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for large cap value securities. The Fund's current benchmark is the S&P 500/Citigroup Pure Value Index.

Rydex VT Leisure Fund
  The Leisure Fund seeks capital appreciation by investing in companies engaged in leisure and entertainment businesses.

Rydex VT Mid Cap 1.5x Strategy Fund (f.k.a. Rydex Mid Cap Advantage)
  The Mid Cap 1.5x Strategy Fund seeks to provide investment results that correlate to the performance of a specific benchmark for mid-cap securities. The Fund's current benchmark is the S&P MidCap 400(R) Index. The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 150% of its benchmark.

Rydex VT Mid-Cap Growth Fund
  The Mid-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for mid cap growth securities. The Fund's current benchmark is the S&P MidCap 400/Citigroup Pure Growth Index.

Rydex VT Mid-Cap Value Fund
  The Mid-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for mid cap value securities. The Fund's current benchmark is the S&P MidCap 400/Citigroup Pure Value Index (the "underlying index").

Rydex VT Multi-Cap Core Equity Fund
  The Multi-Cap Core Equity Fund seeks long-term capital appreciation. It invests in a broad mix of equity securities of companies representative of the total US stock market as measured by the Russell 3000(R) Index. The Fund pursues its investment objective by investing in securities with the small, medium, and large market capitalization segments that demonstrate value and potential for growth.

Rydex VT Nova Fund
  The Nova Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 150% of the performance of the S&P 500(R) Index (the "underlying index").

Rydex VT OTC 2x Strategy Fund (f.k.a. Rydex Dynamic OTC)
  seeks to provide investment results that will match the performance of specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the Nasdaq 100 Index(R).

Rydex VT OTC Fund
  The OTC Fund seeks to provide investment results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the Nasdaq 100 Index(R) (the "underlying index").

Rydex VT Precious Metals Fund
  The Precious Metals Fund seeks to provide capital appreciation by investing in U.S. and foreign companies that are involved in the precious metals sector, including exploration, mining, production and development, and other precious metals-related services.

Rydex VT Real Estate Fund
  The Real Estate Fund seeks to provide capital appreciation by investing in companies that are involved in the real estate industry including real estate investment trusts.

Rydex VT Retailing Fund
  The Retailing Fund seeks capital appreciation by investing in companies engaged in merchandising finished goods and services, including department stores, restaurant franchises, mail order operations and other companies involved in selling products to consumers.

Rydex VT Russell 2000(R) 1.5x Strategy Fund (f.k.a. Russell 2000 Advantage Fund)
  The Russell 2000 1.5 Strategy Fund seeks to provide investment results that correlate to the performance of a specific benchmark for small-cap securities. The Fund's current benchmark is the Russell 2000 Index(R). The Fund's investment advisor will attempt to consistently apply leverage to increase the Fund's exposure to 150% of its benchmark.

Rydex VT Russell 2000(R) 2x Strategy Fund (f.k.a. Rydex Dynamic Russell 2000)
  The Russell 2000(R) 2x Strategy Fund seeks to provide investment results that match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the Russell 2000(R) Index (the "underlying index"). If the Fund meets its objective, the value of the Fund's shares will tend to increase on a daily basis by 200% of any increase in value of the underlying index. When the value of the underlying index declines, the value of the Fund's shares should also decrease on a daily basis 200% of the decrease in the value of the underlying index.

Rydex VT S&P 500 2x Strategy Fund (f.k.a. Rydex Dynamic S&P 500)
  The Dynamic S&P 500 Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the S&P 500(R) Index.

Rydex VT Sector Rotation Fund
  The Sector Rotation Fund seeks long term capital appreciation. The Fund seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries.

Rydex VT Small-Cap Growth Fund
  The Small-Cap Growth Fund seeks to provide investment results that match the performance of a benchmark for small cap growth securities. The Fund's current benchmark is the S&P SmallCap 600/Citigroup Pure Growth Index.

Rydex VT Small-Cap Value Fund
  The Small-Cap Value Fund seeks to provide investment results that match the performance of a benchmark for small cap value securities. The Fund's current benchmark is the S&P SmallCap 600/Citigroup Pure Value Index.

Rydex VT Strengthening Dollar 2x Strategy Fund (f.k.a. Rydex Dynamic Strengthening Dollar)
  The Strengthening Dollar 2x Strategy Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the performance of the US Dollar Index(R). The US Dollar Index(R) (USDX) is a broad based, diversified index representing an investment in the U.S. Dollar (USD). The New York Board of Trade determines the value of the US Dollar Index(R) by averaging the exchange rates between the USD and the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona, and Swiss Franc.

Rydex VT Technology Fund
  The Technology Fund seeks capital appreciation by investing in companies that are involved in the technology sector, including computer software and service companies, semiconductor manufacturers, networking and telecommunications equipment manufacturers, PC hardware and peripherals companies.

Rydex VT Telecommunications Fund
  The Telecommunications Fund seeks capital appreciation by investing in companies engaged in the development, manufacture, or sale of communications services or communications equipment.

Rydex VT Transportation Fund
  The Transportation Fund seeks capital appreciation by investing in companies engaged in providing transportation services or companies engaged in the design, manufacture, distribution, or sale of transportation equipment.

Rydex VT Utilities Fund
  The Utilities Fund seeks capital appreciation by investing in companies that operate public utilities.

Rydex VT Weakening Dollar 2x Strategy Fund (f.k.a. Rydex Dynamic Weakening
Dollar)
  The Weakening Dollar 2x Strategy Fund seeks to provide investment results that will match the performance of a specific benchmark on a daily basis. The Fund's current benchmark is 200% of the inverse (opposite) performance of the US Dollar Index(R). The US Dollar Index(R) (USDX) is a broad based, diversified index representing an investment in the U.S. Dollar (USD). The New York Board of Trade determines the value of the US Dollar Index(R) by averaging the exchange rates between the USD and the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona, and Swiss Franc.

Third Avenue Variable Series Trust
  The Third Avenue Variable Series Trust is a mutual fund with one portfolio. Third Avenue Management LLC is the investment adviser for the Portfolio and is responsible for the management of the Portfolio's investments. The following Investment Portfolio is available under the Contract:

Third Avenue Value Portfolio
  The Third Avenue Value Portfolio seeks long-term capital appreciation. The Portfolio seeks to achieve its objective mainly by acquiring common stocks of well-financed companies (meaning companies without significant liabilities in comparison to their overall resources) at a discount to what the adviser believes is their intrinsic value. The Portfolio also seeks to acquire senior securities, such as preferred stocks and debt instruments (including high yield securities) that the adviser believes are undervalued.

T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Series, Inc. (the "corporation") was incorporated in Maryland in 1994. Currently the corporation consists of seven series, each representing a separate pool of assets with different investment objectives and policies. The Portfolios are managed by T. Rowe Price Associates, Inc.

T. Rowe Price Blue Chip Growth Portfolio--II
  Seeks long-term growth of capital by investing primarily in common stocks of well-established large and medium-sized companies with the potential for above-average earnings increases. Current income is a secondary objective. The investment is appropriate for investors in the variable annuity who seek capital appreciation over time and can accept the price volatility inherent in common stock investing.

T. Rowe Price Equity Income Portfolio--II
  Seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies. In selecting such stocks, the fund emphasizes companies that appear to be temporarily undervalued by various measures, such as price/earnings (P/E) ratios. The fund is intended for investors who can accept the price volatility inherent in common stock investing.

T. Rowe Price Health Sciences Portfolio--II
  Seeks long-term growth of capital by investing at least 80% of net assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, and the life sciences. The fund focuses primarily on U.S. stocks but may also invest up to 35% of assets in foreign securities. While the fund may purchase small-company stocks, its primary focus should be large and mid-size companies. It is intended for long-term investors who can accept the higher risks inherent in a fund that concentrates on a volatile area of the stock market.

T. Rowe Price Limited-Term Bond--II
  The Limited-Term Bond Portfolio II seeks a high level of income consistent with moderate fluctuations in principal value. The II class is a share class of the Limited-Term Bond Portfolio and is not a separate mutual fund. The class should be used as an investment option for variable annuity and variable life insurance contracts. Normally, the fund invests at least 80% of its net assets in bonds and 65% of its total assets in short- and intermediate-term bonds. The fund's average effective maturity will not exceed five (5) years. The fund is designed for individuals seeking a higher level of income than money market funds provide and who are able to accept the risk of modest price declines.

Van Eck Worldwide Insurance Trust
  Van Eck Worldwide Insurance Trust is a mutual fund with multiple portfolios. Van Eck Associates Corporation serves as investment adviser to the funds. The following Investment Portfolios are available under the Contract:

Van Eck Worldwide Absolute Return Fund--Initial Class
  The Van Eck Worldwide Absolute Return Fund seeks to achieve consistent absolute (positive) returns in various market cycles. The Fund's objective is fundamental and may only be changed with the approval of shareholders.

Van Eck Worldwide Bond Fund--Initial Class
  The Van Eck Worldwide Bond Fund seeks high total return--income plus capital appreciation--by investing globally, primarily in a variety of debt securities.

Van Eck Worldwide Emerging Markets Fund--Initial Class
  The Van Eck Worldwide Emerging Markets Fund long-term capital appreciation by investing primarily securities in emerging markets around the world.

Van Eck Worldwide Hard Assets--Class S
  The Van Eck Worldwide Hard Assets Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Van Eck Worldwide Real Estate Fund--Initial Class
  The Van Eck Worldwide Real Estate Fund seeks maximize return by investing in equity securities of domestic and foreign companies that own significant real estate assets or that principally are engaged in the real estate industry.

Vanguard Variable Insurance Fund
  Vanguard Variable Insurance Fund is a mutual fund with multiple portfolios. The Vanguard Group, Inc. LLP provides advisory services for the Equity Index Portfolio, Short-Term Investment-Grade Portfolio, Total Bond Market Index Portfolio and Total Stock Market Index Portfolio. Wellington Management Company, LLP provides advisory services for the Balanced Portfolio. Barrow, Hanley, Mewhinney & Strauss, Inc. provides advisory services for the Diversified Value Portfolio. PRIMECAP Management Company provides advisory services for the Capital Growth Portfolio. Granahan Investment Management, Inc. and Grantham, Mayo, Van Otterloo & Co. LLC provide advisory services for the Small Company Growth Portfolio. Schroder Investment Management North America Inc. and Baillie Gifford Overseas Ltd. provide advisory services for the--International Portfolio. The following Investment Portfolios are available under the Contract:

* The Vanguard Variable Insurance Funds are available beginning on May 1, 2008

Vanguard Balanced Portfolio
  The Balanced Portfolio seeks to provide long-term capital appreciation and reasonable current income. The Portfolio invests 60% to 70% of its assets in dividend-paying, and, to a lesser extent, non-dividend-paying common stocks of established, medium-size and large companies.

Vanguard Capital Growth Portfolio
  The Capital Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Portfolio consists predominantly of mid- and large-capitalization stocks.

Vanguard Diversified Value Portfolio
  The Diversified Value Portfolio seeks to provide long-term capital appreciation and income. The Portfolio invests mainly in large- and mid-capitalization companies whose stocks are considered by the advisor to be undervalued.

Vanguard Equity Index Portfolio
  The Equity Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Portfolio employs a "passive management"--or indexing--investment approach designed to track the performance of the Standard & Poor's 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

Vanguard International Portfolio
  The International Portfolio seeks to provide long-term capital appreciation. The Portfolio invests predominantly in the stocks of companies located outside the United States. In selecting stocks, the Portfolio's advisors evaluate foreign markets around the world and choose companies with above-average growth potential.

Vanguard Short-Term Investment-Grade Portfolio
  The Short-Term Investment-Grade Portfolio seeks to provide current income while maintaining limited price volatility. The Portfolio invests in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least 80% of which will be short- and intermediate-term investment-grade securities.

Vanguard Small Company Growth Portfolio
  The Small Company Growth Portfolio seeks to provide long-term capital appreciation. The Portfolio invests at least 80% of its assets primarily in common stocks of smaller companies.

Vanguard Total Bond Market Index Portfolio
  The Total Bond Market Index Portfolio seeks to track the performance of a broad, market-weighted bond index. The

Portfolio employs a "passive management"--or indexing--investment approach designed to track the performance of the Lehman Brothers Aggregate Bond Index.

Vanguard Total Stock Market Index Portfolio
  The Total Stock Market Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market. The Portfolio employs a "passive management"--or indexing--investment approach designed to track the performance of the Standard & Poor's (S&P) Total Market Index by investing all, or substantially all, of its assets in two Vanguard funds--Vanguard Variable Insurance Fund-Equity Index Portfolio and Vanguard Extended Market Index Fund. The S&P Total Market Index consists of substantially all of the U.S. common stocks regularly traded on the New York and American Stock Exchanges and the Nasdaq over-the-counter market.

Wanger Advisors Trust
  Wanger Advisors Trust is a mutual fund with multiple portfolios. The Adviser:
Columbia Wanger Asset Management, L.P. serves as investment adviser to the funds. The following Investment Portfolios are available under the Contract:

Wanger International Select
  Wanger International Select seeks long-term growth of capital. Wanger International Select invests primarily in the stocks of companies with market capitalizations of $2 to $25 billion at the time of initial purchase. Although the Fund primarily invests in small- and medium-sized companies, at times the Fund may invest in larger-sized companies. The Fund invests in at least three countries.

Wanger International Small Cap
  Wanger International Small Cap seeks long-term growth of capital. Wanger International Small Cap invests primarily in the stocks of companies based outside the United States with market capitalizations of less than $5 billion at the time of initial purchase.

Wanger Select
  Wanger Select seeks long-term growth of capital. Wanger Select generally invests in the stocks of U.S. companies. Wanger Select is a non-diversified fund that takes advantage of its adviser's research and stock-picking capabilities to invest in a limited number of companies (between 20-40) with market capitalizations under $20 billion at the time of initial purchase, offering the potential to provide above-average growth over time.

Wanger U.S. Smaller Companies
  Wanger U.S. Smaller Companies seeks long-term growth of capital. The Fund invests primarily in the stocks of small- and medium-sized U.S. companies. Wanger U.S. Smaller Companies generally invests in stocks of companies with market capitalizations of less than $5 billion at the time of initial purchase. As long as a stock continues to meet the Fund's other investment criteria, the Fund may choose to hold the stock even if it grows beyond a capitalization limit.

APPENDIX B - Deductions for Taxes - Qualified and Nonqualified Annuity Contracts
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                                    Upon           Upon
State                          Premium Payment Annuitization Nonqualified Qualified
-----                          --------------- ------------- ------------ ---------
California....................                       X           2.35%      0.50%

Florida.......................                       X           1.00       1.00

Maine.........................        X                          2.00/1/

Nevada........................                       X           3.50

South Dakota..................        X                          1.25/2/

Texas.........................                       X           0.04/3/    0.04

West Virginia.................                       X           1.00       1.00

Wyoming.......................                       X           1.00

Commonwealth of Puerto Rico...        X                          1.00       1.00


NOTE: The above tax deduction rates are as of January 1, 2008. No tax deductions are made for states not listed above. However, tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above lists of states and the applicable tax rates. Consequently, We reserve the right to deduct tax when necessary to reflect changes in state tax laws or interpretation.

     For a more detailed explanation of the assessment of taxes, see "Expenses
     - Premium Taxes."

-----------------

/1/ Maine changed its tax laws affecting annuities in 2003 retroactive to January 1, 1999. Under the revised statute, annuity premium payments are taxed upon premium payment for payments received on or after January 1, 1999.

/2/ South Dakota law exempts premiums received on qualified contracts from premium tax. Additionally, South Dakota law provides a lower rate of 0.8% that applies to premium payments received in excess of $500,000 in a single calendar year.

/3/ Texas charges an insurance department "maintenance fee" of 0.04% on annuity considerations, but the department allows this to be paid upon annuitization.

APPENDIX C - Guaranteed Minimum Withdrawal Benefit Examples
--------------------------------------------------------------------------------


Example 1: Additional Purchase Payments after the Rider Date
  Assume your Contract Value on the Rider Date of March 23, 2008 is $100,000. The Benefit Base is accordingly set at $100,000. Now assume that you make an additional Purchase Payment of $15,000 on May 21, 2008. Since this Purchase Payment was made to the Contract during the Inception Period, the Benefit Base is increased by the amount of the Purchase Payment. Thus, the Benefit Base is increased to $115,000.

  Now assume that you make another Purchase Payment of $7,000 on October 6, 2008. Since this Purchase Payment was not made during the Inception Period, the Benefit Base is not affected. Thus, the Benefit Base remains at $115,000.

Example 2: Automatic Step-Up of the Benefit Base
  Assume your Contract Value on the Rider Date is $100,000. The Benefit Base is accordingly set at $100,000. Now assume that on your first Rider Anniversary your Contract Value is $107,000. Assuming that you have not chosen to suspend the Automatic Step-Up feature, your Benefit Base will be increased to $107,000.

  Assume that on the second Rider Anniversary your Contract Value is $103,000. Since your Contract Value is less than your Benefit Base, there is no Step-Up and the Benefit Base remains at $107,000.

Example 3: Withdrawal Prior to Benefit Eligibility Date (Benefit Base Greater Than Contract Value)
  Assume that you make a $25,000 withdrawal on a date prior to your Benefit Eligibility Date. Also assume that your Contract Value was $125,000 and your Benefit Base was $150,000 on the date of this withdrawal. Because you made the withdrawal prior to the Benefit Eligibility Date, your Benefit Base would be reduced in the same proportion that the withdrawal reduced your Contract Value. In this case, the reduction in Contract Value was 20% ($25,000 divided by $125,000), and accordingly, your Benefit Base is reduced by 20% to $120,000 ($150,000 x 20% = $30,000 and $150,000 - $30,000 = $120,000).

  In this example, the Benefit Base was greater than the Contract Value. This condition might occur during poor market conditions where the Contract Value has decreased. In this case, because the Benefit Base was greater than the Contract Value, the $25,000 withdrawal reduced the Benefit Base by more than $25,000.

Example 4: Withdrawal Prior to Benefit Eligibility Date (Benefit Base Less Than Contract Value)
  Assume that you make a $25,000 withdrawal on a date prior to your Benefit Eligibility Date. Also assume that your Contract Value was $125,000 and your Benefit Base was $100,000 on the date of this withdrawal. Because you made the withdrawal prior to the Benefit Eligibility Date, your Benefit

Base would be reduced in the same proportion that the withdrawal reduced your Contract Value. In this case, the reduction in Contract Value was 20% ($25,000 divided by $125,000), and accordingly, your Benefit Base is reduced by 20% to $80,000 ($100,000 x 20% = $20,000 and $100,000 - $20,000 = $80,000).

  In this example, the Benefit Base was less than the Contract Value. This condition might occur during good market conditions where the Contract Value has increased. In this case, because the Benefit Base was less than the Contract Value, the $25,000 withdrawal reduced the Benefit Base by less than $25,000.

Example 5: Withdrawal of the Total Contract Value Prior to the Benefit Eligibility Date
  Assume your Contract Value is $125,000 on a date prior to the Benefit Eligibility Date, and you withdrawal the entire Contract Value of $125,000. Your Contract Value would decrease to $0. Your Benefit Base would be reduced in the same proportion that the withdrawal reduced your Contract Value (100%). Therefore, your Benefit Base after the withdrawal would be $0 and your Contract and rider would terminate.

Example 6: Withdrawals On or After the Benefit Eligibility Date
  Assume that your Contract Value is $100,000 on your Benefit Eligibility Date. Also assume the Benefit Base as of the Benefit Eligibility Date is also $100,000. The Annual Benefit Amount therefore is $5,000, which is 5% multiplied by the Benefit Base. Now assume that you take a withdrawal of $5,000 on the Benefit Eligibility Date. Since your cumulative withdrawals during the Contract Year have not exceeded the Annual Benefit Amount, the amount withdrawn is not considered to be an excess withdrawal and there is no adjustment to your Benefit Base. Your Contract Value will decrease to $95,000 as a result of your withdrawal, but your Benefit Base will remain at $100,000.

  Assume that later that Contract Year, you withdraw an additional $10,000 and that the Contract Value prior to the withdrawal was $96,000. Your Contract Value would reduce to $86,000 as a result of the second withdrawal. Your cumulative withdrawals for the year are now $15,000, which exceeds your Annual Benefit Amount by $10,000. The excess withdrawal reduced your Contract Value by 10.42% ($10,000 divided by $96,000), and accordingly, your Benefit Base is reduced by 10.42%, from $100,000 to $89,583.

  Assuming that you have made no more withdrawals during the Contract Year, your Benefit Base on your next Rider Anniversary will still be equal to $89,583, prior to the application of any Automatic Step-Up. Assuming your Contract Value is $86,000 on this Rider Anniversary, there would be no Step-Up and your Benefit Base would remain at $89,583. Therefore, your Annual Benefit Amount would be recalculated on the Rider Anniversary as 5% of $89,583 or $4,479.

                                      C-1